Filed Pursuant
To Rule 424(b)(1)
Registration No. 333-174461

Prospectus

9,828,505 Ordinary Shares

We are offering 8,000,000 of our ordinary shares, and the selling shareholders are offering an additional 1,828,505 ordinary shares. Our ordinary shares are listed on The NASDAQ Global Select Market under the symbol "VELT." The public offering price is $15.25 per ordinary share.

Investing in our ordinary shares involves risk. See "Risk Factors" beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$15.25	$149,884,701
Underwriting Discount and Commissions(1)	$0.76	$7,494,235
Proceeds, Before Expenses, to Velti plc	$14.49	$115,900,000
Proceeds, Before Expenses, to Selling Shareholders	$14.49	$26,490,466

(1)
See "Underwriting" beginning on page 151 for disclosure regarding compensation payable to the underwriters by the company.

Delivery of the ordinary shares is expected to be made on or about June 20, 2011. We have granted the underwriters an option for a period of 30 days to purchase an additional 1,474,275 of our ordinary shares to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us and the selling shareholders will be $8,618,370 and the total proceeds to us and the selling shareholders, before expenses, will be $163,749,025.

Jefferies

RBC Capital Markets

Needham & Company, LLC

Canaccord Genuity                                  ThinkEquity LLC

Prospectus dated June 14, 2011

- End-to-end global, integrated mobile marketing and advertising platform
- Ability to reach 3.7 billion consumers in over 50 countries
- Customers in the first three months of 2011 included 13 of the 20 largest mobile operators world-wide based on number of subscribers velti™

www.velti.com

We and the selling shareholders have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus or any free writing prospectus prepared by us. Do not rely upon any information or representations made outside of this prospectus.

We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell, or soliciting an offer to buy, these securities in any jurisdiction where such offer, sale or solicitation is not permitted. You should assume that the information appearing in this prospectus and any free writing prospectus prepared by us is accurate only as of its respective date. Our business, financial condition, results of operations and prospects may have changed since such date. Persons outside the U.S. who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the U.S.

Under the laws of the Bailiwick of Jersey, only holders of ordinary shares in uncertificated form in CREST (an electronic clearing system in the U.K.) or legal owners of shares in certificated form may be recorded in our share register as legal shareholders. The underwriters have designated that Cede & Co., as nominee for the Depository Trust Company, or DTC, will hold the ordinary shares sold in this offering in certificated form on behalf of and as nominee for investors who purchase beneficial interests in ordinary shares through this offering. We and DTC have no contractual relationship. Investors who purchase the ordinary shares (although recorded as owners within the DTC system) are legally considered holders only of beneficial interests in those shares and will have no direct rights against us. Each ordinary share reflected within the DTC system will represent evidence of beneficial ownership of one certificated ordinary share held by Cede & Co. The ordinary shares reflected within the DTC system will be freely transferable with delivery and settlement through the DTC system.

Our ordinary shares included in this offering will be issued in certificated form and beneficial interests in the ordinary shares as reflected in the DTC system will be traded on The NASDAQ Global Select Market. References in this prospectus to the ordinary shares being listed or traded on The NASDAQ Global Select Market shall mean the beneficial interests in the ordinary shares held by Cede & Co. Investors may, through their broker, elect to withdraw their ordinary shares from the DTC system, receive a share certificate and be listed as legal shareholders of Velti, subject to customary fees. Please see "Our Ordinary Shares and Trading in the United States."

Investors who purchase beneficial interests in the ordinary shares in this offering must look solely to their participating brokerage in the Depository Trust Company system for payment of dividends, the exercise of voting rights attaching to the ordinary shares and for all other rights arising with respect to the ordinary shares.

Prospectus Summary

This summary highlights information contained in this prospectus. It does not contain all of the information that you should consider in making your investment decision. Before investing in our ordinary shares, you should read this entire prospectus carefully, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, for a more complete understanding of our business and this offering. Except as otherwise required by the context, references to "Velti," "Company," "we," "us" and "our" are to Velti plc and its subsidiaries.

All references to "U.S. dollars" or "$" are to the legal currency of the United States; all references to "£" or "pound sterling" or "pence" or "p" are to the legal currency of the United Kingdom and "€" or "euro" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Overview

We are a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications and through the integration of a variety of software tools and complex devices into a single user interface, allow our customers to convert consumers into their customers and continue to actively manage the relationship through the mobile channel. We have the ability to conduct campaigns in over 50 countries and reach 3.7 billion global consumers.

We believe our integrated, easy-to-use, end-to-end platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.

Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms are able to process, analyze and optimize more than 2.5 billion new data facts daily.

Our total revenue has grown to $116.3 million for 2010, an increase of 29% from $90.0 million for 2009, and an increase of 88%, from $62.0 million for 2008. For the three months ended March 31, 2011, our total revenue was $29.6 million, an increase of $13.3 million, or 82%, compared to the same period in 2010.

The Industry and its Challenges

The marketing and advertising industry is in a period of transition. Brands, which we refer to as businesses that sell products and services, and advertising agencies, mobile operators and media companies all need to reach and engage consumers more cost effectively. Historically, however, these participants have struggled to meet their marketing and advertising objectives using traditional, non-measureable, impression based media. Mobile marketing and advertising campaigns provide the ability to reach broad, global audiences cost effectively, using interactive, targeted, measurable campaigns that combine brand building with direct and measurable consumer response. Mobile media enables brands, advertising agencies, mobile operators and media companies to interact with consumers virtually anytime, anywhere and, as a result, brands, advertising agencies, mobile operators and media companies are increasingly turning to mobile media to address their marketing and advertising objectives.

According to ABI Research, worldwide mobile marketing and advertising spending is expected to increase from $1.6 billion in 2007 to nearly $29.0 billion in 2014. We believe this industry growth is attributable to a number of factors including the continued growth in the number of wireless data subscribers globally, the proliferation of smart phones and advanced wireless networks, and the increased usage of mobile applications, content and services. In addition, mobile marketing and advertising offers certain unique benefits to brands, advertising agencies, mobile operators and media companies looking to target, measure and engage consumers. These benefits include the ability to reach and target consumers, engage and retain consumers, measure the entire consumer engagement process, and, in combination with traditional media, integrate, measure and optimize the engagement.

Notwithstanding the market opportunity and the benefits provided by mobile marketing and advertising, brands, advertising agencies, mobile operators and media companies face significant challenges in executing global, comprehensive and cost effective mobile marketing and advertising campaigns, including the following:

  •
  a diversity of industry participants, including advertising networks and publishers, which makes it difficult for brands, advertising agencies, mobile operators and media companies to efficiently and effectively manage and engage in mobile media campaigns and therefore incorporate mobile media as a significant part of their marketing and advertising budgets;

  •
  a multitude of mobile operators and devices, as well as the proliferation of rich and interactive online content, which increases the technical complexity for brands, advertising agencies, mobile operators and media companies seeking to implement global mobile marketing and advertising strategies;

  •
  difficulty in measuring mobile campaign performance; and

  •
  consumer data protection and regulatory requirements, which increase the complexity and cost of large scale, multi-national, mobile marketing and advertising campaigns.

As a result of these challenges, we believe that brands, advertising agencies, mobile operators and media companies are frustrated by the limitations of existing traditional solutions, and are seeking to implement more precisely targeted, interactive and measurable marketing and advertising campaigns from an integrated end-to-end campaign platform that can leverage the unique capabilities of interactive digital media, and in particular mobile media.

The Velti Solution

Our proprietary Velti mGage platform allows our customers to conduct highly targeted and measurable campaigns and addresses many of the current challenges with mobile marketing and advertising by delivering the following benefits:

  •
  interacting with and managing multiple operator platforms, multiple standards, and support of thousands of types of mobile devices, enabling the integration, comparison and analysis of user activity data from different mobile operators;

  •
  allowing brands, advertising agencies, mobile operators and media companies to integrate the benefits of mobile media interactivity into traditional, passive media including television, print, radio and outdoor advertising in order to enhance the tracking and measurability of traditional media;

  •
  enabling enhanced measurement and analysis of marketing campaign effectiveness with end-to-end tracking and reporting of consumer behavior in response to marketing campaigns, across media platforms;

  •
  optimizing marketing and advertising campaigns as a result of deep operating expertise and breadth of customer data; and

  •
  automating the marketing process by allowing our customers to design and implement global mobile marketing and advertising campaigns with minimal technical expertise leveraging our easy-to-use, drag-and-drop interface, as well as our step-by-step, automated mobile marketing campaign creation templates.

Our Strategy

Our objective is to be the leading provider of mobile marketing and advertising solutions globally across multiple media types and channels. The principal elements of our strategy are to:

  •
  capitalize upon existing customer relationships and acquire new customers as our market expands;

  •
  deepen existing, and add new, advertising agency relationships;

  •
  grow revenue and enhance profitability by emphasizing the marketing portion of mobile campaigns;

  •
  enhance our platform by addressing technology shifts in mobile devices and computing;

  •
  extend our leadership position by continuing to invest in our platform;

  •
  encourage the use of our platform by third parties; and

  •
  continue global expansion and pursue strategic partnerships and acquisitions.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in revenue may be reflected in our operating results in future periods rather than in the period in which the costs are incurred;

  •
  we have in the past and may in the future experience deficiencies, including material weaknesses, in our internal control over financial reporting, and our business may be adversely affected if we do not remediate these material weaknesses or if we have other weaknesses in our internal control over financial reporting;

  •
  we may not achieve the expected benefits of our acquisitions;

  •
  our days sales outstanding, or DSOs, may fluctuate significantly from quarter to quarter and deterioration in DSOs may result in a delay in the cash flows we generate from our customers, which could have a material adverse impact on our financial condition and the results of our operations;

  •
  our sales efforts require significant time and effort and could hinder our ability to expand our customer base and increase revenue;

  •
  we may not be able to enhance our mobile marketing and advertising platform to keep pace with technological and market developments, or to remain competitive against potential new entrants in our markets;

  •
  we do not have multi-year agreements with many of our customers and may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenue; and

  •
  the gathering, transmission, storage and sharing or use of personal information could give rise to liabilities or additional costs of operation as a result of governmental regulation, legal requirements, civil lawsuits or differing views of personal privacy rights.

Corporate Structure

Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. Velti plc was formed on September 2, 2005 under the laws of England and Wales under the Companies Act 1985 as Brightmanner plc. On March 9, 2006, Brightmanner plc changed its name to Velti plc and on April 20, 2006, Velti plc acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales), became the holding company of our various subsidiaries.

On May 3, 2006, Velti plc was first admitted and trading commenced in its ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. On December 18, 2009, we completed a scheme of arrangement under the laws of England and Wales whereby Velti plc, a company incorporated under the laws of Jersey, the Channel Islands, and tax resident in the Republic of Ireland, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009, and all outstanding shares of our Velti plc (England and Wales) were exchanged for shares of our Jersey-incorporated parent, Velti plc, and Velti plc (England and Wales) became Velti Ltd., a wholly-owned subsidiary of Velti plc.

On January 28, 2011, our ordinary shares commenced trading on The NASDAQ Global Select Market, under the symbol "VELT." Our shares were delisted and cancelled for trading on AIM on May 3, 2011.

Corporate Information

Our principal executive office is located at First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland and our telephone number is +353 (0)1 234 2676. Our registered address in the Bailiwick of Jersey, Channel Islands, is 22 Grenville Street, St Helier, Jersey JE4 8PX. Our agent for service of process in the U.S. is Velti USA, Inc., 150 California Street, San Francisco, California 94111.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website address is www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

"Velti" is a registered trademark with the European Union. Our unregistered trademarks include "Velti mGage," "mGage Exchange," "Mobclix," and "5ml." All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

 The Offering

Ordinary shares offered by us	8,000,000 shares
Ordinary shares offered by the selling shareholders	1,828,505 shares
Ordinary shares to be outstanding immediately after this offering	58,881,125 shares

Selling Shareholders

See "Principal and Selling Shareholders" for information on the selling shareholders in this offering.

Over-allotment Option

We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 1,474,275 additional ordinary shares.

Use of Proceeds

We expect the net proceeds to us from this offering will be approximately $115.4 million, after deducting the underwriting discount and the estimated offering expenses, based upon the public offering price of $15.25 per ordinary share. We intend to use the net proceeds from this offering to repay approximately $22.0 million of debt, including accrued interest and pre-payment penalties. In addition, we may use a portion of the net proceeds of this offering (i) to the extent we do not use our ordinary shares to satisfy obligations relating to our 2010 acquisition of Mobclix, to fund a $17.3 million payment and up to $5.0 million of contingent payments; and (ii) to fund up to $16.5 million that could be payable if we complete our proposed acquisition of the remaining equity interests in CASEE. We plan to use the remaining net proceeds for working capital and general corporate purposes, including funding our strategic plan for additional global expansion and making further investments in our technology solutions. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. Pending these uses, we intend to invest our net proceeds from this offering primarily in short-term bank deposits or in interest-bearing, investment grade securities. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. See "Use of Proceeds" for additional information.

Risk Factors

Investment in our ordinary shares involves a high degree of risk. You should read and consider the information set forth under the heading "Risk Factors" beginning on page 10 and all other information included in this prospectus before deciding to invest in our ordinary shares.

Lock-up Agreements

Our directors and executive officers have agreed with the underwriters not to sell, transfer or dispose of any of our ordinary shares for a period of 90 days after the date of this prospectus. See "Underwriting" for additional information.

NASDAQ Global Select Market symbol

Our ordinary shares are listed on The NASDAQ Global Select Market under the symbol "VELT."

Share Registrar and Transfer Agent

We have retained Computershare to serve as our share registrar (also known in the U.S. as our transfer agent). Computershare may be reached at 1 (781) 575-4238.

The number of our ordinary shares that will be issued and outstanding immediately after this offering is based on 50,881,125 ordinary shares outstanding as of March 31, 2011, and excludes:

  •
  4,243,174 ordinary shares issuable upon the exercise of share options outstanding at a weighted average exercise price of $6.62; and

  •
  2,844,860 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions.

As of March 31, 2011, we had 4,201,573 shares available for grant under our share incentive plans.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Historical Consolidated Financial Data

We present below our summary historical consolidated financial data. The summary consolidated income statement data for the fiscal years ended December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated income statement data for the three months ended March 31, 2011 and 2010, and the summary consolidated balance sheet data as of March 31, 2011, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the financial results we will achieve in future periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this prospectus.

	Three Months Ended March 31,		For the Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Revenue:
Software as a service (SaaS) revenue	$23,279	$7,573	$77,202	$30,965	$40,926
License and software revenue	2,791	4,881	26,586	45,811	14,638
Managed services revenue	3,480	3,777	12,481	13,189	6,468

Total revenue	29,550	16,231	116,269	89,965	62,032
Cost and expenses:
Third-party costs	10,633	4,024	36,658	27,620	32,860
Datacenter and direct project costs	2,951	1,333	6,312	4,908	8,660
General and administrative expenses	9,468	5,371	22,484	17,387	6,660
Sales and marketing expenses	7,993	4,689	23,049	15,919	8,245
Research and development expenses	2,830	1,282	7,840	3,484	1,884
Acquisition related charges	1,461	—	5,364	—	—
Depreciation and amortization	3,754	2,569	12,131	9,394	4,231

Total cost and expenses	39,090	19,268	113,838	78,712	62,540

Income (loss) from operations	(9,540)	(3,037)	2,431	11,253	(508)
Interest expense, net	(3,483)	(1,062)	(8,069)	(2,370)	(1,155)
Gain (loss) from foreign currency transactions	378	(861)	(1,726)	14	(1,665)
Other expenses	(76)	—	—	—	(495)

Income (loss) before income taxes, equity method investments and non-controlling interest	(12,721)	(4,960)	(7,364)	8,897	(3,823)
Income tax (expense) benefit	(2,237)	212	(3,771)	(410)	26
Loss from equity method investments	(965)	(499)	(4,615)	(2,223)	(2,456)

Net income (loss)	(15,923)	(5,247)	(15,750)	6,264	(6,253)
Net loss attributable to non-controlling interest	(51)	(24)	(81)	(191)	(123)

Net income (loss) attributable to Velti	$(15,872)	$(5,223)	$(15,669)	$6,455	$(6,130)

Net income (loss) attributable to Velti per share(1):
Basic	$(0.34)	$(0.14)	$(0.41)	$0.18	$(0.18)

Diluted	$(0.34)	$(0.14)	$(0.41)	$0.17	$(0.18)

Weighted average number of shares outstanding for use in computing per share amounts:
Basic	47,099	37,530	37,933	35,367	33,478

Diluted	47,099	37,530	37,933	37,627	33,478

(1)
See Note 19 to notes to consolidated financial statements included on page F-56 and F-57 of this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share.

	March 31, 2011
	Actual	Pro Forma(2)
	(unaudited) (in thousands)
Selected consolidated balance sheets data:
Cash and cash equivalents	$72,133	$165,503
Working capital	128,828	222,198
Total assets	278,740	372,110
Total debt	29,453	9,198
Total Velti shareholders' equity	166,994	282,364
Total equity	167,130	282,500

(2)
Pro forma reflects the issuance of 8,000,000 ordinary shares offered by us hereby at the public offering price of $15.25 per ordinary share, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and the application of proceeds from this offering to repay $22.0 million of our outstanding indebtedness.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Other Financial Data (unaudited):
Adjusted Net Income (Loss)	$(5,204)	$(3,185)	$3,023	$11,053	$2,062
Adjusted EBITDA	1,279	$457	$27,198	$24,727	$5,754

We present these non-GAAP financial measures as a supplemental measure of our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and shareholders should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.

We define Adjusted EBITDA as net income (loss) before provision for income taxes, interest expense, gains or losses from our equity method investments, foreign exchange gains and losses, depreciation and amortization, share-based compensation expense, acquisition related and non-recurring expenses. Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We define Adjusted Net Income by excluding one-time losses from equity method investments and acquisition-related depreciation and amortization, in addition to certain of the items excluded from adjusted EBITDA.

We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because this financial measure is an additional tool to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

We use these non-GAAP financial measures:

•
as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•
as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•
as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•
in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.

Set forth below is an unaudited reconciliation of Adjusted Net Income and Adjusted EBITDA to net income (loss) before non-controlling interest, the most comparable GAAP measure:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Net income (loss)	$(15,923)	$(5,247)	$(15,750)	$6,264	$(6,253)
Adjustments:
Foreign exchange (gains) losses	(378)	861	1,726	(14)	1,665
Non-cash share based compensation	6,562	925	6,272	1,292	2,031
Non-recurring and acquisition-related expenses(1)	2,282	—	6,364	2,788	495
Loss from equity method investments(2)	1,458	—	2,776	—	—
Depreciation and amortization — acquisition related	795	276	1,635	723	—

Adjusted net income (loss)	$(5,204)	$(3,185)	$3,023	$11,053	$(2,062)

Loss (gain) from equity method investments — other	(493)	499	1,839	2,223	2,456
Depreciation and amortization — other	2,959	2,293	10,496	8,671	4,231
Income tax expense (benefit)	2,237	(212)	3,771	410	(26)
Interest expense, net	1,704	1,062	8,069	2,370	1,155
Other expense	76	—	—	—	—

Adjusted EBITDA	$1,279	$457	$27,198	$24,727	$5,754

(1)
Non-recurring and acquisition-related expenses in 2010 included primarily acquisition-related expenses incurred related to our previous acquisitions of Ad Infuse and Mobclix in the amount of $5.4 million and a one-time tax liability accrual related to performance share awards that were released to employees in 2010 in the amount of $1.0 million. Non-recurring expenses in 2009 included general and administrative expenses with respect to our redomiciliation exercise and professional fees associated with our consideration of corporate opportunities. Non-recurring expenses in 2008 represented our accrued litigation settlement. Non-recurring and acquisition-related expense for the three months ended March 31, 2011 included primarily acquisition-related expenses incurred related to our previous acquisition of Mobclix in the amount of $1.5 million, interest expense related to recognition of the remaining debt discount upon repayment of certain loan facilities in the amount of $1.3 million, interest expense related to an additional fee due to one of our lenders related to our January 2011 U.S. public offering in the amount of $500,000, offset by the reversal of a one-time tax liability accrual related to performance share awards that were released to employees in 2010 in the amount of $1.0 million.

(2)
Loss from equity method investments included deferral of our equity investments' net profits related to transactions with Velti.

Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business, our industry and this offering, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of the beneficial interests in our ordinary shares, and the underlying ordinary shares, could decline and you might lose all or part of your investment in our ordinary shares. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

Because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in sales may not be reflected in our operating results until future periods.

Our SaaS revenue consists of usage-based fees recognized ratably over the period of the agreement and performance-based fees recognized as the transaction is completed, specific quantitative goals are met or a performance milestone is achieved. As a result, we may be unable to rapidly increase our revenue through additional sales in any period, as revenue for performance-based fees will only be recognized if and when quantitative goals are met or a milestone is achieved. Revenue from our managed service arrangements is recognized either as the services are rendered for our time and material contracts or, for fixed price contracts, ratably over the term of the contract when accepted by the customer. Our license and software revenue is recognized when the license is delivered and on a percentage of completion basis for our services to customize and implement a specific software solution.

Because of these accounting policies, revenue generated during any period may result from agreements entered into during a previous period. A reduction in sales in any period therefore may not significantly reduce our revenue for that period, but could negatively affect revenue in future periods. In particular, if such a reduction were to occur in our fourth quarter, it may be more difficult for us to significantly increase our customer sales in time to reduce the impact in future periods, as we have historically entered into a significant portion of our new, or expanded the scope of existing, customer agreements during the fourth quarter. In addition, since operating costs are generally recognized as incurred, we may be unable to quickly adjust our cost structure to match the impact of the reduction in revenue in future periods. Accordingly, the effect of significant downturns in our sales may not be fully reflected in our results of operations until future periods.

We have in the past and may in the future experience deficiencies, including material weaknesses, in our internal control over financial reporting. Our business and our share price may be adversely affected if we do not remediate material weaknesses or if we have other weaknesses in our internal controls.

We identified four material weaknesses and one significant deficiency that impacted our financial results for the fiscal years ended December 31, 2009 and 2008. All but one of these material weaknesses, and the significant deficiency, have been remediated in the fiscal year ended December 31, 2010. The material weakness that had not been fully remediated by December 31, 2010 related to our lack of adequate controls related to our period end financial statement close process resulting from controls over the use of spreadsheets and controls over analysis of significant estimates.

We have taken steps in three main areas to remediate this weakness:

  •
  Systems:  we have begun global implementation of enhanced consolidated accounting systems that will ultimately replace our use of spreadsheets for our financial statement close process. We expect this system to be deployed and in use during 2011.

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  Personnel:  we continue to recruit and hire additional accounting staff with technical expertise to ensure the proper application of GAAP, and to expand our finance and administrative staff globally to enhance our enterprise resource planning systems and processes.

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  Procedures and Controls:  processes have been implemented to ensure adequate documentation for significant estimates and compliance with agreed upon controls.

While we have made efforts to improve our accounting policies and procedures, we may experience additional deficiencies and additional weaknesses may be identified, or there may be a recurrence of the weaknesses we have experienced in the past. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future could cause us to fail to meet our future reporting obligations and cause the price of our ordinary shares to decline.

Acquisitions or investments may be unsuccessful and may divert our management's attention and consume significant resources.

We have made several investments and acquisitions in recent years, including the acquisition of Ad Infuse, Inc. in May 2009, Media Cannon, Inc. in June 2010 and Mobclix, Inc. in September 2010. We intend to evaluate additional acquisitions or make investments in other businesses, or acquire individual products and technologies. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

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  difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

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  cultural challenges associated with integrating employees from the acquired company into our organization;

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  ineffectiveness or incompatibility of acquired technologies or services;

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  additional financing required to make contingent payments;

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  potential loss of key employees of acquired businesses;

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  inability to maintain the key business relationships and the reputations of acquired businesses;

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  diversion of management's attention from other business concerns;

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  inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management's required assessment of the effectiveness of our internal control structure and procedures for financial reporting;

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  litigation for activities of the acquired company, including claims from terminated employees, customers, former shareholders or other third parties;

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  in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

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  failure to successfully further develop the acquired technology; and

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  increased fixed costs.

We may fail to realize some or all of the anticipated benefits of our acquisitions which may adversely affect our financial performance and the value of our ordinary shares.

On September 30, 2010, we completed the acquisition of Mobclix, Inc. following our acquisition in June 2010 of Media Cannon, Inc. We continue to integrate these acquired companies into our existing operations. These integrations have required and will continue to require significant efforts, including the coordination of future product development and sales and marketing efforts, as well as resources and management's time and efforts. The success of each of these acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining their products and services into ours, and expanding our customer base by increasing the products and services we can provide to our existing and new customers as well as to the customers of the acquired companies. We also must retain key employees from the acquired companies, as well as retain and motivate our existing executives and other key employees. If we are not able to successfully combine the acquired businesses with our existing operations and integrate our respective operations, technologies and personnel within the anticipated time frame, or at all, the anticipated benefits of the acquisitions may not be realized fully or at all or may take longer to realize than expected and the value of our ordinary shares may be adversely affected. It is possible that the integration process could result in the loss of key employees and other senior management, result in the disruption of our business or adversely affect our ability to maintain relationships with customers, suppliers, distributors and other third parties, or to otherwise achieve the anticipated benefits of each acquisition.

Our days sales outstanding, or DSOs, may fluctuate significantly from quarter to quarter. Deterioration in DSOs results in a delay in the cash flows we generate from our customers, which could have a material adverse impact on our financial condition and the results of our operations.

The mobile advertising and marketing industry has historically been subject to seasonal fluctuations in demand, with a significant amount of the activity occurring in the second half of the year. In addition, a significant amount of our business is conducted in emerging markets. Typically payment terms in these regions are longer than payment terms in our other markets. These emerging markets have under-developed legal systems for securing debt and enforcing collection of debt. While we qualify customers that we do business with, their financial positions may change adversely over the longer time period given for payment.

The effect of the seasonality in our business and the longer payment terms, combined with differences in the timing of invoicing and revenue recognition, has in the past and may in the future result in an increase in our DSOs. Any increase in our DSOs could have a material adverse impact on our cash flows and working capital, as well as on our financial condition and the results of our operations.

Our sales efforts require significant time and effort and could hinder our ability to expand our customer base and increase revenue.

Attracting new customers requires substantial time and expense and we cannot assure that we will be successful in establishing new relationships, or maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to customers who do not currently perform mobile marketing or advertising or are unfamiliar with our current services or platform. Further, many of our customers typically require input from one or more internal levels of approval. As a result, during our sales effort, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The newness and complexity of our services, including our software as a service model, often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services including providing demonstrations and benchmarking against other available technologies. This process can be costly and time consuming. We expect that our sales process will become less burdensome as our products and services become more widely known and used. However, if this change does not occur, we will not be able to expand our sales effort as quickly as anticipated and our sales will be adversely affected.

We may not be able to enhance our mobile marketing and advertising platform to keep pace with technological and market developments, or to remain competitive against potential new entrants in our markets.

The market for mobile marketing and advertising services is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. Our technology platform, Velti mGage, or future solutions we may offer, may not be acceptable to marketers and advertisers. To keep pace with technological developments, satisfy increasing customer requirements and achieve acceptance of our marketing and advertising campaigns, we will need to enhance our current mobile marketing solutions and continue to develop and introduce on a timely basis new, innovative mobile marketing services offering compatibility, enhanced features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce and deliver compelling mobile marketing services in a timely manner, or at all, in response to changing market conditions, technologies or customer expectations could have a material adverse effect on our operating results or could result in our mobile marketing and advertising platform becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our mobile marketing and advertising platform with evolving industry standards and protocols. In addition, as we believe the mobile marketing market is likely to grow substantially, other companies which are larger and have significantly more capital to invest than us may emerge as competitors. For example, in May 2010, Google Inc. acquired Admob, Inc, in January 2010, Apple Inc. acquired Quattro Wireless, Inc. and in April 2011 Motricity Inc. acquired Adenyo, Inc. New entrants could seek to gain market share by introducing new technology or reducing pricing. This may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

We do not have multi-year agreements with many of our customers and may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenue.

Our success requires us to maintain and expand our current, and develop new, customer relationships. Most of our contracts with our customers do not obligate them to long-term purchasing of our services. We cannot assure shareholders that our customers will continue to use our products and services or that we will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. Further, we cannot assure shareholders that we will continue to generate consistent amounts of revenue over time. For the year ended December 31, 2010, one of our customers accounted for 14% of our total revenue. If a major customer represents a significant portion of our business, the decision by such customer to materially reduce or to cease purchasing our products and services may cause our revenue to be adversely affected. Additionally, we expect that a limited number of customers may continue to account for a significant portion of our business, and the loss of, or material reduction in, their use of our products or services could decrease our revenue and adversely affect our business. Further, our failure to develop and sustain long-term relationships with our customers in general will likely materially affect our operating results.

Our customer contracts lack uniformity and often are complex, which subjects us to business and other risks.

Our customers include some of the largest wireless carriers which have substantial purchasing power and negotiating leverage. As a result, we typically negotiate contracts on a customer-by-customer basis and our contracts lack uniformity and are often complex. If we are unable to effectively negotiate, enforce and account and bill in an accurate and timely manner for contracts with our key customers, our business and operating results may be adversely affected. In addition, we could be unable to timely recognize revenue from contracts that are not managed effectively and this would further adversely impact our financial results.

We have contractual indemnification obligations to most of our customers. If we are required to fulfill our indemnification obligations relating to third-party content or operating systems that we provide to our customers, we intend to seek indemnification from our suppliers, vendors and content providers to the full extent of their responsibility. Even if the agreement with such supplier, vendor or content provider contains an indemnity provision, it may not cover a particular claim or type of claim or may be limited in amount or scope. As a result, we may not have sufficient indemnification from third parties to cover fully the amounts or types of claims that might be made against us. In addition, we have contractual indemnification obligations to most of our customers relating to the products and services that we provide, including indemnification for infringing technology, and we may have an obligation to our customers for damages under these indemnification provisions. Any significant indemnification obligation to our customers could have a material adverse effect on our business, operating results and financial condition.

The global nature of our business subjects us to additional costs and risks that can adversely affect our operating results.

We have offices in multiple countries around the world and we derive a substantial majority of our revenue from, and have a significant portion of our operations, outside of the U.S. Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our international operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities.

We are also subject to a variety of other risks and challenges in managing an organization operating in various countries, including those related to:

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  challenges caused by distance, language and cultural differences;

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  general economic conditions in each country or region;

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  fluctuations in currency exchange rates;

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  regulatory changes;

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  political unrest, terrorism and the potential for other hostilities;

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  public health risks, particularly in areas in which we have significant operations;

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  longer payment cycles and difficulties in collecting accounts receivable;

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  overlapping tax regimes;

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  our ability to repatriate funds held by our international subsidiaries at favorable tax rates;

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  difficulties in transferring funds from certain countries; and

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  reduced protection for intellectual property rights in some countries.

If we are unable to manage the foregoing international aspects of our business, our operating results and overall business will be significantly and adversely affected.

Our services are provided on mobile communications networks that are owned and operated by third parties who we do not control and the failure of any of these networks would adversely affect our ability to deliver our services to our customers.

Our mobile marketing and advertising platform is dependent on the reliability of mobile operators who maintain sophisticated and complex mobile networks. Such mobile networks have historically, and particularly in recent years, been subject to both rapid growth and technological change. If the network of a mobile operator with which we are integrated should fail, including because of new technology incompatibility, the degradation of network performance under the strain of too many mobile consumers using it, or a general failure from natural disaster or political or regulatory shut-down, we will not be able to provide our services to our customers through such mobile network. This in turn, would impair our reputation and business, potentially resulting in a material, adverse effect on our financial results.

If our mobile marketing and advertising services platform does not scale as anticipated, our business will be harmed.

We must be able to continue to scale to support potential ongoing substantial increases in the number of users in our actual commercial environment, and maintain a stable service infrastructure and reliable service delivery for our mobile marketing and advertising campaigns. In addition, we must continue to expand our service infrastructure to handle growth in customers and usage. If our mobile marketing and advertising platform, Velti mGage, does not efficiently and effectively scale to support and manage a substantial increase in the number of users while maintaining a high level of performance, the quality of our services could decline and our business will be seriously harmed. In addition, if we are unable to secure data center space with appropriate power, cooling and bandwidth capacity, we may not be able to efficiently and effectively scale our business to manage the addition of new customers and overall mobile marketing campaigns.

The success of our business depends, in part, on wireless carriers continuing to accept our customers' messages for delivery to their subscriber base.

We depend on wireless carriers to deliver our customers' messages to their subscriber base. Wireless carriers often impose standards of conduct or practice that significantly exceed current legal requirements and potentially classify our messages as "spam," even where we do not agree with that conclusion. In addition, the wireless carriers use technical and other measures to attempt to block non-compliant senders from transmitting messages to their customers; for example, wireless carriers block short codes or Internet Protocol addresses associated with those senders. There can be no guarantee that we, or short codes registered to us, will not be blocked or blacklisted or that we will be able to successfully remove ourselves from those lists. Although our services typically require customers to opt-in to a campaign, minimizing the risk that our customers' messages will be characterized as spam, blocking of this type could interfere with our ability to market products and services of our customers and communicate with end users and could undermine the effectiveness of our customers' marketing campaigns. To date we have not experienced any material blocking of our messages by wireless carriers, but any such blocking could have an adverse effect on our business and results of operations.

We depend on third-party providers for a reliable Internet infrastructure and the failure of these third parties, or the Internet in general, for any reason would significantly impair our ability to conduct our business.

We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third-party facilities require uninterrupted access to the Internet. If the operation of our servers is interrupted for any reason, including natural disaster, financial insolvency of a third-party provider, or malicious electronic intrusion into the data center, our business would be significantly damaged. As has occurred with many Internet-based businesses, on occasion in the past, we have been subject to "denial-of-service" attacks in which unknown individuals bombarded our computer servers with requests for data, thereby degrading the servers' performance. While we have historically been successful in relatively quickly identifying and neutralizing these attacks, we cannot be certain that we will be able to do so in the future. If either a third-party facility failed, or our ability to access the Internet was interfered with because of the failure of Internet equipment in general or we become subject to malicious attacks of computer intruders, our business and operating results will be materially adversely affected.

Many of our customers require us to maintain specified levels of service commitments and failure to meet these levels would both adversely impact our customer relationship as well as our overall business.

Many of our customers require us to contractually commit to maintain specified levels of customer service under agreements commonly referred to as service level agreements. In particular, because of the importance that mobile consumers in general attach to the reliability of a mobile network, mobile operators are especially known for their rigorous service level requirements. We are a rapidly growing company and, although to date we have not experienced any significant interruption of service, if we were to be unable to meet our contractually committed service level obligations, we would both be subject to fees, penalties, civil liability as well as adverse reputational consequences. To date we have not had to pay any material penalties for failure to meet service level commitments. We recognize these penalties, if and when incurred, as a reduction to revenue. These in turn would materially harm our business.

Some of our programs are partially supported by government grants, which may be reduced, withdrawn, delayed or reclaimed.

We have received two separate grants from European Union programs administered by the government of Greece in order to aid our technology development efforts, and have been approved for a third grant. One of these grants was for a total of approximately $4.5 million that has been paid in full to us. The other grant is for a total of approximately $8.5 million, of which we have received to date approximately one-half of the total grant amount. In 2009, we applied for a third grant and received acceptance of eligibility for up to an additional $12.0 million over four years. Under the terms of these grants, we are required to list these grants under a separate, specific reserve account on our balance sheets that we maintain for our Greek subsidiary under generally accepted accounting principles in Greece. If we fail to maintain this accounting treatment for five years following the final disbursement by the Greek government under each respective grant, we will be required to refund the entire amount of such grant. If we fail to maintain this accounting treatment between the fifth and tenth anniversaries of receiving the final disbursement under each grant, we will be required to pay a tax penalty. We have to date been in compliance with this requirement and do not anticipate being unable to remain in compliance for the duration of the requirement. However, in the event that we are unable to remain in compliance, a payment of refund or tax penalty would adversely affect our operating results.

We have historically entered into certain markets through joint ventures with or investments in other third parties, over each of which we have limited control and which may limit our growth in important markets for our services.

In July 2007, we established a joint venture called Ansible Mobile, LLC, or Ansible, with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm whereby we owned one-half of the membership interest in Ansible. Our joint venture with IPG creating Ansible was terminated effective as of July 1, 2010, and as a result, we have instead entered into new agreements with certain of IPG's individual operating agencies, and continue to pursue discussions regarding direct relationships with other IPG operating agencies to service this market. The termination had no material financial impact on our results of operations for the year ended December 31, 2010. In future periods, as a result of this termination, we will no longer incur our share of the losses incurred by Ansible, which historically represented losses to us of on average approximately $1.5 million per year, and represented $1.0 million for the year ended December 31, 2010.

In January 2009, we established a mobile marketing joint venture with HT Media, India's second largest media group, called HT Mobile Solutions. We own 35% of the equity of HT Mobile Solutions. We have agreed with the other shareholders to certain restrictions on competition while we maintain this joint venture, and each venture partner has a right of first refusal with respect to any new business that we may enter into in India while the venture remains in place.

In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. We have converted the note and own 33% of the outstanding equity of the parent company of CASEE. We have entered into a non-binding letter of intent to acquire the remaining 67% of the outstanding equity of the parent company of CASEE and expect to complete this acquisition prior to the end of 2011.

HT Mobile Solutions, our India joint venture, offers our technology and expertise to brands and advertising agencies in India, enabling us to expand our customer reach. Our investment in CASEE provides us local implementation services and entry to doing business in China. These strategic relationships, however, involve inherent risk and uncertainty and we may be unable to effectively influence operations of either entity, or of our other wholly-owned investments. There can be no assurance CASEE, HT Mobile Solutions or any of our other non-wholly owned subsidiaries with whom we do business will continue their relationships with us in the future or that we will be able to pursue our strategies with respect to our non wholly-owned subsidiaries, associates and joint ventures and the markets in which they operate. Furthermore, our joint ventures and strategic partners may (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our policies or objectives; (iii) undergo a change of control; (iv) experience financial and other difficulties; or (v) be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial conditions or results of operations.

We will need to manage the allocation of our business between our strategic investments and the other portions of our business. With respect to HT Mobile Solutions, we are contractually prevented from pursuing any separate business in India, and thus, any disagreement among the parties could reduce our ability to penetrate this market. If we fail to effectively manage and influence our strategic partnerships and joint ventures, our forecasts for growth in significant markets for our services would be materially hampered and our revenue and profits would be materially adversely affected.

Failure to adequately manage our growth may seriously harm our business.

We operate in an emerging technology market and have experienced, and may continue to experience, significant growth in our business. If we do not effectively manage our growth, the quality of our products and services may suffer, which could negatively affect our brand and operating results. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

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  implement additional management information systems;

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  further develop our operating, administrative, legal, financial and accounting systems and controls;

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  hire additional personnel;

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  develop additional levels of management within our company;

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  locate additional office space in various countries; and

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  maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.

Moreover, as our sales increase, we may be required to concurrently deploy our services infrastructure at multiple additional locations or provide increased levels of customization. As a result, we may lack the resources to deploy our services on a timely and cost-effective basis. Failure to accomplish any of these requirements would seriously harm our ability to deliver our mobile marketing and advertising platform in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

We may be required to reduce our prices to compete successfully, or we may incur increased or unexpected costs, which could have a material adverse effect on our operating results and financial condition.

The intensely competitive market in which we conduct our business may require us to reduce our prices, which could negatively impact our operating results. Our market is highly fragmented with numerous companies providing one or more competitive offerings to our marketing and advertising platform. New entrants seeking to gain market share by introducing new technology, products or services may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Moreover, we may experience cost increases or unexpected costs which may also negatively impact our operating results, including increased or unexpected costs related to:

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  the implementation of new data centers and expansion of existing data centers, as well as increased data center rent, hosting and bandwidth costs;

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  the replacement of aging equipment;

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  acquiring key technologies to support or expand our mobile marketing services solution; and

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  acquiring new technologies to comply with newly implemented regulations.

Any unanticipated costs associated with the foregoing items would have a material adverse effect on our business, operating results and financial condition.

Mergers or other strategic transactions by our competitors or mobile operator partners could weaken our competitive position or reduce our revenue.

If two or more of our competitors were to merge or partner, the change in the competitive landscape could adversely affect our ability to compete effectively. In addition, consolidation could result in new, larger entrants in the market. For example, in May 2010, Google Inc. acquired Admob, Inc., in January 2010, Apple Inc. acquired Quattro Wireless, Inc. and in April 2011 Motricity Inc. acquired Adenyo, Inc. Although neither Admob or Quattro Wireless directly compete with us, the transactions are indicative of the level of interest among potential acquirers in the mobile marketing and advertising industry. Our direct competitors may also establish or strengthen co-operative relationships with their mobile operator partners, sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce revenue and adversely affect our business, operating results and financial condition.

The mobile advertising or marketing market may deteriorate or develop more slowly than expected, any of which could harm our business.

If the market for mobile marketing and advertising deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of mobile communications, the commitment of advertisers and marketers to mobile communications as an advertising and marketing medium, the willingness of our potential clients to outsource their mobile advertising and marketing needs, and our ability to sell our services to advertising agencies and brands. The mobile advertising and marketing market is relatively new and rapidly evolving. As a result, future demand and market acceptance for mobile marketing and advertising is uncertain. Many of our current or potential clients have little or no experience using mobile communications for advertising or marketing purposes and have allocated only a limited portion of their advertising or marketing budgets to mobile communications advertising or marketing, and there is no certainty that they will continue to allocate more funds in the future, if any. Also, we must compete with traditional advertising media, including television, print, radio and outdoor advertising, for a share of our clients' total advertising budgets.

Businesses, including current and potential clients, may find mobile advertising or marketing to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and therefore the market for mobile marketing and advertising may deteriorate or develop more slowly than expected, or may develop using technology or functionality that we did not anticipate and may be unable to meet effectively and timely. These challenges could significantly undermine the commercial viability of mobile advertising and seriously harm our business, operating results and financial condition.

Our earnings may be adversely affected by fluctuations in foreign currency values.

The majority of the value of our revenue transactions is conducted using the euro, while the remaining is conducted using the U.S. dollar and currencies of other countries, and we incur costs in euro, British pound sterling, the U.S. dollar and other local currencies. Changes in the relative value of major currencies, particularly the U.S. dollar, euro and British pound sterling, can significantly affect revenue and our operating results. In 2009, 2010 and the three months ended March 31, 2011, approximately 75%, 77% and 57% of our revenue, respectively, was payable in euros. We expect that euros will comprise a smaller percentage of our revenue as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, and as we increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will positively impact our financial statements as reported in U.S. dollars, and any decline in the value of the dollar compared to the euro will result in foreign currency translation costs incurred by us. Unless the euro materially fluctuates, however, we do not expect fluctuations of the euro to have a material adverse effect on our results of operations or financial condition. Our foreign currency transaction gains and losses are charged against earnings in the period incurred. We currently do not enter into foreign exchange forward contracts to hedge certain transactions in major currencies and even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.

Our geographically dispersed and historically rapidly growing business involves inherently complex accounting which if we fail to manage efficiently could adversely impact our financial reporting and business.

Since our inception, we have operated campaigns in over 30 countries and we have offices in multiple countries and we continue to expand our operations geographically. We must maintain internal accounting systems to quickly and accurately track our financial performance, including our complex revenue transactions. Further, because of the rapid growth of our company, many of our employees who work in the finance function have joined us only relatively recently. If we are unable to efficiently manage our accounting systems, our financial results could be materially misstated which in turn would impact both our financial reporting as well as have adverse reputational effects on our business.

We depend on the services of key personnel to implement our strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to implement our strategy.

We believe that the future success of our business depends on the services of a number of key management and operating personnel, including Alex Moukas, our chief executive officer, Chris Kaskavelis, our chief operating officer, Sally J. Rau, our chief administrative officer, general counsel and corporate secretary, Menelaos Scouloudis, our chief commercial officer, and Wilson W. Cheung, our chief financial officer. We have at-will employment relationships with all of our management and other employees, and we do not maintain any key-person life insurance policies. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave us. The loss of members of our key management and certain other members of our operating personnel could materially adversely affect our business, operating results and financial condition.

In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees, including a technically skilled development and engineering staff. We face intense competition for qualified individuals from numerous technology, marketing and mobile software and service companies. Competition for qualified personnel is particularly intense in many of the large, international metropolitan markets in which we have offices, including for example, London, New York and San Francisco. We require a mix of highly talented engineers as well as individuals in sales and support who are familiar with the marketing and advertising industry. In addition, new hires in sales positions require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent sales force hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. Further, given the rapid pace of our expansion to date, we may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing, creative, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key personnel, our ability to operate our business effectively would be negatively impacted and our business, operating results and financial condition would be adversely affected.

We may need to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

The operation of our business and our efforts to grow our business further will require significant cash outlays and commitments. We believe that our existing working capital and borrowings available under our loan agreements will be sufficient to fund our working capital requirements, capital expenditures and operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and it is possible that we could utilize our available financial resources sooner than we currently expect. The timing and amount of our cash needs may vary significantly depending on numerous factors, including but not limited to:

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  market acceptance of our mobile marketing and advertising services;

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  the need to adapt to changing technologies and technical requirements;

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  the need to adapt to changing regulations requiring changes to our processes or platform; and

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  the existence of opportunities for expansion.

If our existing working capital and borrowings available under our loan agreements, and the net proceeds from our January 2011 U.S. public offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt, or other equity financings, to fund our growth. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our ordinary shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our ordinary shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our growth and operating plans to the extent of available funding, which could harm our ability to grow our business.

We may not be able to continue to grow through acquisitions of, or investments in, other companies.

Our business has expanded, in part, as a result of acquisitions or investments in other companies. We may continue to acquire or make investments in other complementary businesses, products, services or technologies as a means to grow our business. We cannot assure shareholders that we will be able to identify other suitable acquisitions or investment candidates. Even if we do identify suitable candidates, we cannot assure shareholders that we will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if we agree to purchase a company, technology or other assets, we cannot assure shareholders that we will be successful in consummating the purchase. If we are unable to continue to expand through acquisitions, our revenue may decline or fail to grow.

Charges to earnings resulting from acquisitions may adversely affect our operating results.

For any business combination that we consummate, we will recognize the identifiable assets acquired, the liabilities assumed and any non-controlling interest in acquired companies generally at their acquisition date fair values and, in each case, separately from goodwill. Goodwill as of the acquisition date is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Our estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. Impairment occurs when the carrying amount of a cash generating unit including the goodwill, exceeds the estimated recoverable amount of the cash generating unit. The recoverable amount of a cash generating unit is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the cash generating unit, based upon a discount rate estimated by management. After we complete an acquisition, the following factors could result in material charges and adversely affect our business, operating results and financial condition and may adversely affect our cash flows:

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  costs incurred to combine the operations of companies we acquire, such as employee retention; redeployment or relocation expenses;

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  impairment of goodwill or intangible assets;

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  amortization of intangible assets acquired;

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  a reduction in the useful lives of intangible assets acquired;

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  identification of assumed contingent liabilities after the measurement period (generally up to one year from the acquisition date) has ended;

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  charges to our operating results to eliminate certain duplicative pre-merger activities, to restructure our operations or to reduce our cost structure;

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  charges to our operating results due to changes in deferred tax asset valuation allowances and liabilities related to uncertain tax positions after the measurement period has ended;

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  charges to our operating results resulting from expenses incurred to effect the acquisition;

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  charges to our operating results due to the expensing of certain equity awards assumed in an acquisition; and

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  changes in the estimate of fair value of contingent consideration.

Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm and monetary damages.

Our business activities involve the use, transmission and storage of confidential information. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If such unauthorized disclosure or access does occur, we may be required, under existing and proposed laws, to notify persons whose information was disclosed or accessed. We may also be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information may result in the termination of one or more of our commercial relationships and/or a reduction in customer confidence and usage of our services, which would have a material adverse effect on our business, operating results and financial condition. We may also be subject to litigation alleging the improper use, transmission or storage of confidential information. For example, In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix. The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information obtained from "app" users. Numerous other class actions filed in state and federal courts throughout the United States allege similar claims related to "apps" sold for use with devices using the Apple iOS or Google Android operating systems. Mobclix has been named in at least one of the actions regarding Android devices and "apps" compatible with Google's Android operating system (King v. Google Inc., et al., currently pending in the Northern District of California), and we may be named as a defendant in additional pending and newly-filed similar or related actions. As one example, in May 2011, we received a letter alleging violations of the California Consumers Legal Remedies Act through downloading by consumers of an "app" for Android-based smart phones. Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.

Activities of our customers could damage our reputation or give rise to legal claims against us.

Our customers' promotion of their products and services may not comply with federal, state and local laws, including, but not limited to, laws and regulations relating to mobile communications. Failure of our customers to comply with federal, state or local laws or our policies could damage our reputation and adversely affect our business, operating results or financial condition. We cannot predict whether our role in facilitating our customers' marketing activities would expose us to liability under these laws. Any claims made against us could be costly and time-consuming to defend. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability.

We may be held liable to third parties for content in the advertising we deliver on behalf of our customers if the music, artwork, text or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory, deceptive or otherwise violates applicable laws or regulations. Any claims or counterclaims could be time consuming, result in costly litigation or divert management's attention.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may cause our business, financial condition and operating results to suffer.

Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The mobile telecommunications industry generally is characterized by extensive intellectual property litigation. Although our technology is relatively new and our industry is rapidly evolving, many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. For example, we recently received a letter on behalf of one of our customers notifying us that the customer had received a letter from a third-party which alleged that certain of our customer's applications infringed the patent rights of the third-party. In turn, our customer has alleged that we are obligated to indemnify our customer relating to this matter as the claim allegedly relates to services that we provide to the customer. We are currently investigating the related issues in order to determine how we wish to respond to the matter. We cannot determine with certainty whether this or any other existing or future third-party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

Future litigation may be necessary to defend ourselves or our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

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  adversely affect our relationships with our current or future customers;

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  cause delays or stoppages in providing our mobile marketing services;

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  divert management's attention and resources;

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  require technology changes to our platform that would cause us to incur substantial cost;

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  subject us to significant liabilities;

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  require us to enter into royalty or licensing agreements on unfavorable terms; and

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  require us to cease certain activities.

In addition to liability for monetary damages against us, which may be trebled and may include attorneys' fees, or, in certain circumstances, our customers, we may be prohibited from developing, commercializing or continuing to provide certain of our mobile marketing services unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure shareholders that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease offering or materially alter our mobile marketing services in some markets.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed.

We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. As of March 31, 2011, we did not have any issued patents but have 16 pending U.S. patent applications and three pending foreign patent applications on file. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries, including countries where we conduct business such as China and India, do not protect our proprietary rights to as great an extent as do the laws of European countries and the U.S. Further, the laws in the U.S. and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our mobile marketing services. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

Software and components that we incorporate into our mobile marketing services may contain errors or defects, which could have an adverse effect on our business.

We use a combination of custom and third-party software, including open source software, in building our mobile marketing and advertising platform. Although we test certain software before incorporating it into our platform, we cannot guarantee that all of the third-party technology that we incorporate will not contain errors, defects or bugs. We continue to launch enhancements to Velti mGage, our integrated platform, and we cannot guarantee any such enhancements will be free from errors, defects or bugs. If errors or defects occur in products and services that we utilize in our mobile marketing and advertising platform, it could result in damage to our reputation, lost revenue and diverted development resources.

Our use of open source software could limit our ability to provide our platform to our customers.

We have incorporated open source software into our platform. Although we closely monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform to our customers. In that event, we could be required to seek licenses from third parties in order to continue offering our platform, to re-engineer our platform or discontinue use of portions of the functionality provided by our platform, any of which could have a material adverse effect on our business, operating results or financial condition.

We use data centers to deliver our platform and services. Any disruption of service at these facilities could harm our business.

We host our services and serve all of our customers from data center facilities located around the world, including in the U.K., California, Texas, Greece, India and China. We do not control the operations at these third-party facilities. All of these facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, power losses, telecommunications failures and similar events. They also could be subject to break-ins, computer viruses, denial of service attacks, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the third-party facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Although we maintain off-site tape backups of our customers' data, we do not currently operate or maintain a backup data center for any of our services, which increases our vulnerability to interruptions or delays in our service. Interruptions in our services might harm our reputation, reduce our revenue, cause us to incur financial penalties, subject us to potential liability and cause customers to terminate their contracts.

We may have exposure to greater than anticipated tax liabilities.

Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated in jurisdictions where we have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. For example, the Bailiwick of Jersey, our jurisdiction of organization, is currently conducting a review of its corporate tax regime in light of suggestions of some European Union member states that Jersey's corporate tax regime may be in conflict with the spirit of the European Union Code of Conduct on Business Taxation. While it is anticipated that any change in the Jersey corporate tax regime would not affect us due to our tax residency in Ireland, we cannot assure shareholders that we would not be impacted by changes in Jersey or Irish tax laws and that such changes would not materially impact our effective tax rates. In addition, Ireland, where we are tax resident, continues to review certain of its tax provisions, and there have been some concerns that Ireland's 12.5% corporate tax rate could rise as a result of recent economic and budgetary issues facing the Irish government. Any increase in the Irish corporate tax rate, if adopted, could have an adverse impact on our financial results. In addition, there is a risk that amounts paid or received under arrangements between our various international subsidiaries in the past and/or the future could be deemed for transfer tax purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the U.S., Europe and Asia has led to a global economic slowdown, with the economies of the U.S. and Europe showing significant signs of weakness. If the U.S., European or Asian economies weaken further or fail to improve, our customers may reduce or postpone their marketing and advertising spending significantly, which would materially adversely affect our business, operating results and financial condition.

Several credit rating agencies have downgraded the credit rating of Greek government debt, prompting additional investor concerns with respect to macro-economic issues. Were the Greek economy to be impacted by an economic crisis similar to those experienced in, for example, Iceland or Dubai, the ability of our business to have access to an efficient banking and financial system may be impaired. In addition, our ability to continue to receive grants under the EU programs administered by the government of Greece to aid our technology development efforts could be jeopardized, which could materially adversely affect our business, operating results and financial condition.

Risks Related to the Mobile Communications Industry

Changes in the wireless communications industry may adversely affect our business.

The wireless communications industry may experience significant growth and change which could adversely affect our business. Technologies such as 4G mobile broadband, Wi-Fi, worldwide interoperability for microwave access, or WiMAX, and voice over Internet protocol, or VOIP, are challenging existing wireless communication technologies. We believe we will be able to adapt to future technologies changes; however, in order to do so, we may require significant additional investment in order to keep pace with such technological innovation. This could have an adverse effect on our business, operating results and financial condition.

Changes in government regulation of the wireless communications industry may adversely affect our business.

Depending on the products and services that they offer, mobile data service providers are or may be subject to regulations and laws applicable to providers of mobile, Internet and VOIP services both domestically and internationally. In addition, the application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, billing, real estate, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, television and intellectual property ownership and infringement to wireless industry providers and platforms in many instances is unclear or unsettled. Further, the application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear.

It is possible that a number of laws and regulations may be adopted in the countries where we operate that may be inconsistent and that could restrict the wireless communications industry, including laws and regulations regarding lawful interception of personal data, taxation, content suitability, content marketing and advertising, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic storage of personal information may prompt calls for more stringent consumer protection laws that may impose additional burdens, including costs on companies such as ours that store personal information. We anticipate that regulation of our industry will increase and that we will be required to devote legal and other resources to address this regulation. Changes in current laws or regulations or the imposition of new laws and regulations regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our mobile marketing services. We may incur substantial liabilities for expenses necessary to investigate or defend such litigation or to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

We could be adversely affected if domestic or international legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. For example, the USA PATRIOT Act provides certain rights to U.S. law enforcement authorities to obtain personal information in the control of U.S. persons and entities without notifying the affected individuals. If we are required to allocate significant resources to modify our mobile marketing and advertising platform to enable enhanced legal interception of the personal information that we transmit and store, our business, operating results and financial condition may be adversely affected. The U.S. Congress, the Federal Communications Commission and the Federal Trade Commission are presently examining the role of legislation, regulations and/or industry codes of conduct in controlling, or perhaps limiting, the collection and use of data. Changes in these standards could require us or our customers to adapt our business practices. Because many of the proposed laws or regulations are in early stages, we cannot yet determine the impact that these regulations may have on our business over time. We cannot assure shareholders our practice with respect to these matters will be found sufficient to protect us from liability or adverse publicity in this area.

In addition, because various foreign jurisdictions have different laws and regulations concerning the storage and transmission of personal information, we may face unknown requirements that pose compliance challenges in new international markets that we seek to enter. Such variation could subject us to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

A number of studies have examined the health effects of mobile device use, and the results of some of the studies have been interpreted as evidence that mobile device use causes adverse health effects. The establishment of a link between the use of mobile devices and health problems, or any media reports suggesting such a link, could increase government regulation of, and reduce demand for, mobile devices and, accordingly, the demand for our mobile marketing services, which could harm our business, operating results and financial condition.

The gathering, transmission, storage and sharing or use of personal information could give rise to liabilities or additional costs of operation as a result of governmental regulation, legal requirements, civil actions or differing views of personal privacy rights.

We transmit and store a large volume of personal information in the course of providing our services. Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we receive from our customers and their users. Any failure, or perceived failure, by us to comply with U.S. federal, state, or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business, operating results and financial condition. Additionally, we may also be contractually liable to indemnify and hold harmless our customers from the costs or consequences of inadvertent or unauthorized disclosure of their customers' personal data which we store or handle as part of providing our services.

The interpretation and application of privacy, data protection and data retention laws and regulations are currently unsettled in the U.S. and internationally, particularly with regard to location-based services, use of customer data to target advertisements and communication with consumers via mobile devices. Such laws may be interpreted and applied inconsistently from country to country and inconsistently with our current data protection policies and practices. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business, operating results or financial condition.

As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of personal information. These and other privacy concerns, including security breaches, could adversely impact our business, operating results and financial condition. For example, we have been named in a purported nationwide class action filed against Mobclix and Apple Inc., among others, in the United States District Court for the Northern District of California alleging that the defendants, through promotion of software "apps" developed, marketed, and provided or sold for use with Apple's iOS improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users. This matter is related to numerous other class actions filed in state and federal courts throughout the United States alleging similar claims related to apps "sold" for use with devices using the Apple iOS or Google Android operating system. Mobclix was named in at least one of the actions regarding Android devices and "apps" compatible with Google's Android operating system (King v. Google Inc. et al., currently pending in the Northern District of California), and we may be named as a defendant in additional pending and newly-filed similar or related actions. As on example, on or around May 21, 2011, we received a letter alleging violations of the California Consumers Legal Remedies Act through downloading by consumers of an "app" for Android-based smart phones. Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.

In the U.S., we have voluntarily agreed to comply with wireless carrier technological and other requirements for access to their customers' mobile devices, and also trade association guidelines and codes of conduct addressing the provision of location-based services, delivery of promotional content to mobile devices and tracking of users or devices for the purpose of delivering targeted advertising. We could be adversely affected by changes to these requirements, guidelines and codes, including in ways that are inconsistent with our practices or in conflict with the rules or guidelines in other jurisdictions.

Risks Related to the Offering and Our Ordinary Shares

The trading price of our ordinary shares may be volatile or may decline, regardless of our operating performance.

The per share price of our ordinary shares on The NASDAQ Global Select Market has been and may continue to be highly volatile. Investors who purchase our ordinary shares in this offering may not be able to sell their ordinary shares at or above the purchase price. Market prices for companies similar to us experience significant price and volume fluctuations.

The following factors, in addition to other risks described in this prospectus, may have a significant effect on the market price of our ordinary shares:

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  variations in our operating results;

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  actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our ordinary shares, other comparable companies or our industry generally;

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  macro-economic conditions in the numerous countries in which we do business;

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  foreign currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

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  market conditions in our industry, the industries of our customers and the economy as a whole;

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  actual or expected changes in our growth rates or our competitors' growth rates;

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  changes in the market valuation of similar companies;

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  trading volume of our ordinary shares;

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  sales of our ordinary shares by us or our shareholders; and

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  adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our ordinary shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our ordinary shares. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Beneficial holders of ordinary shares through the Depository Trust Company will not be legal shareholders of Velti and therefore will have no direct rights as shareholders and must act through their participating broker to exercise those rights. As a result of this restriction, we are unable to comply with NASDAQ's Direct Registration Program.

Under the laws of Jersey, only holders of ordinary shares in the U.K.'s CREST electronic system or holders of shares in certificated form may be recorded in our share register as legal shareholders. The underwriters have designated that Cede & Co., as nominee for the Depository Trust Company, or DTC, will hold the ordinary shares in this offering on behalf of, and as nominee for, investors who purchase ordinary shares. Velti and DTC have no contractual relationship. Investors who purchase the ordinary shares (although recorded as owners within the DTC system) are legally considered holders of beneficial interests in those shares only and will have no direct rights against Velti. Investors who purchase ordinary shares in this offering must look solely to their participating brokerage in the DTC system for payment of dividends, the exercise of voting rights attaching to the ordinary shares and for all other rights arising with respect to the ordinary shares.

Under our Articles of Association, the minimum notice period required to convene a general meeting is 14 full days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares from the DTC system to allow you to directly cast your vote with respect to any specific matter. In addition, a participating DTC brokerage firm may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We cannot assure you that you will receive voting materials in time to ensure that you can instruct your participating DTC brokerage, or its designee, to vote your shares. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, if you hold your shares indirectly through the DTC system, you will not be able to call a shareholder meeting.

As a result of Jersey law restrictions described above, we are unable to comply with NASDAQ's Direct Registration Program requirements. NASDAQ Listing Rule 5210(c) requires that all securities listed on NASDAQ (except securities which are book-entry only) must be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act; provided, however, that a foreign private issuer may follow its home country practice in lieu of this requirement if prohibited from complying by a law or regulation in its home country. As noted above, we are unable to comply with this requirement, and will follow our home country requirements providing that only holders of ordinary shares in the CREST electronic system or holders of shares in certificated form will be recorded in our share register.

Future equity issuances or sales of our ordinary shares in the public market could cause our share price to decline.

If we issue additional equity securities in the future or if our shareholders sell a substantial number of our ordinary shares in the public market after this offering, or if there is a perception that these sales or issuances might occur, the market price of our ordinary shares could decline. Based on the number of ordinary shares outstanding as of April 30, 2011, upon the closing of this offering, and assuming no outstanding options are exercised prior to the closing of this offering, we will have 58,881,125 ordinary shares outstanding. Substantially all of such shares will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as such term is defined in Rule 144 under the Securities Act. We, our executive officers and directors have entered into "lock-up" agreements with the underwriters that provide, subject to specified exceptions, that neither we nor they will sell any shares or engage in any hedging transactions for 90 days after the date of this prospectus. Following the expiration of the lock-up period, all of these ordinary shares will be eligible for future sale, subject to the applicable limitations of Rule 144. Jefferies & Company, Inc. may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale" for a discussion of the ordinary shares that may be sold into the public market in the future.

We have filed a registration statement on Form S-8 under the Securities Act to register our ordinary shares for issuance under our share incentive plans. Pursuant to this registration statement, shares issued pursuant to our share incentive plans to non-affiliates can be freely sold in the public market upon issuance.

In addition, we may issue ordinary shares, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of ordinary shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant, causing further downward pressure on our share price.

Our executive officers, directors and principal shareholders may exert control over us and may be able to exercise influence over matters subject to shareholder approval.

Our executive officers and directors, together with their respective affiliates, beneficially owned approximately 23% of our outstanding shares as of March 31, 2011, and we expect that upon completion of this offering, that same group will beneficially own approximately 17% of the combined total of our outstanding ordinary shares, on a fully-diluted basis, assuming no exercise of the underwriters' over-allotment option. Accordingly, these shareholders, if they act together, will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our ordinary shares. For information regarding the ownership of our outstanding ordinary shares by our executive officers and directors and their affiliates, please see the section entitled "Principal and Selling Shareholders."

As a new investor, you will experience substantial dilution as a result of this offering.

The public offering price per ordinary share is substantially higher than the net tangible book value per ordinary share prior to the offering. Consequently, if you purchase ordinary shares in this offering at the public offering price of $15.25, you will incur immediate dilution of $11.37 per ordinary share as of March 31, 2011. For further information regarding the dilution of our ordinary shares, please see the section entitled "Dilution." In addition, you may experience further dilution to the extent that additional shares are issued upon exercise of outstanding options. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise their over-allotment option, you will experience additional dilution.

Our ordinary shares are issued under the laws of Jersey, which may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. state.

We are organized under the laws of the Bailiwick of Jersey, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the EU. Jersey legislation regarding companies is largely based on English corporate law principles. A further summary of applicable Jersey company law is contained in this prospectus. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.

A change in our tax residence could have a negative effect on our future profitability.

Although we are organized under the laws of Jersey, our directors seek to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish and Jersey tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than Ireland. Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on our assets and to unexpected tax charges in other jurisdictions on our income or net profit. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax on the assets.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2011. We expect that we will continue to be a foreign private issuer as of June 30, 2011.

In the future, we would lose our foreign private issuer status if a majority of our shareholders and a majority of our directors or management are U.S. citizens or residents. If we were to lose our foreign private issuer status, we would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We would also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, or SEC, which are more detailed and extensive than the forms available to a foreign private issuer. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

U.S. Holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company (or PFIC) for U.S. federal income tax purposes.

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, "U.S. Holders" include individuals and various entities. For information on the U.S. federal tax implications on U.S. Holders, see the section entitled "Taxation." A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all our assets produces or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in 2009 or in 2010, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any of these years. If we were classified as a PFIC, U.S. Holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. holder of our ordinary shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Jersey solicitors that there is doubt as to the enforceability in Jersey of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the U.S.

Our management will have broad discretion over the use and investment of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use and investment of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these net proceeds. Our management intends to use the net proceeds from this offering to repay outstanding debt, potentially to pay certain acquisition-related expenses and for general corporate purposes and working capital, including funding our strategic plan for global expansion and making further investments in our technology solutions. We may also use a portion of the net proceeds to pay other amounts due in connection with prior or future acquisitions of other businesses, products or technologies. Pending these uses, we intend to invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will continue to depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

We will continue to incur significant increased costs as a result of operating as a company whose shares are publicly traded in the U.S., and our management will be required to devote substantial time to new compliance initiatives.

As a company whose shares are publicly traded in the U.S., we will continue to incur significant legal, accounting and other expenses that we did not incur prior to our January 2011 U.S. public offering. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules of the SEC and The NASDAQ Global Select Market, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2011. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our ordinary shares, and could adversely affect our ability to access the capital markets.

We have never declared or paid dividends on our shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our shares. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if our share price appreciates.

Forward-Looking Statements and Market Data

This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "should," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward-looking statements, to differ.

The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under "Risk Factors" and elsewhere in this prospectus, including, among other things, our ability to:

  •
  manage evolving pricing models in our business, which are primarily based on software as a service;

  •
  keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

  •
  resolve the material weaknesses in our internal control over financial reporting;

  •
  achieve the anticipated benefits of our acquisitions;

  •
  continue our global business while expanding into new geographic regions;

  •
  benefit from expected growth in general in the market for mobile marketing and advertising services;

  •
  retain existing customers and attract new ones;

  •
  protect our intellectual property rights; and

  •
  comply with new and modified regulations in the jurisdictions in which we conduct business.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or otherwise.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We believe these sources of information are reliable and that the information fairly and reasonably characterizes our industry. Although we take responsibility for compiling and extracting the data, we have not independently verified this information.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, commissions, and the estimated offering expenses payable by us, will be approximately $115.4 million, based upon the public offering price of $15.25 per ordinary share. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. If the underwriters' over-allotment option is exercised in full, we estimate we will receive net proceeds of $136.7 million.

We intend to use a portion of the net proceeds from this offering to repay all of the outstanding principal, accrued interest and prepayment penalties associated with the Black Sea Trade and Development Bank term loan in the approximate amount of $22.0 million. This term loan is a five year, two tranche facility with periodic amortization beginning two years after the date of first disbursement and final principal of $14.1 million due in September 2015 and $7.0 million due in October 2015, bearing interest at 3 month Euribor plus 6%. The term loan is secured by assets of Velti S.A., one of our subsidiaries, and a pledge on shares of our Velti Ltd. and Velti S.A. subsidiaries.

We may also use a portion of the net proceeds to fund outstanding payments related to our September 2010 acquisition of Mobclix, including a $17.3 million payment that replaces the prior contingent payment, and a contingent payment of up to $5.0 million, either or both of which may be funded with cash or ordinary shares at our discretion, payable in the three months ending June 30, 2012.

We have entered into a non-binding letter of intent to acquire the remaining equity interests that we do not own in the parent company of CASEE. If we are able to complete the acquisition, we may use approximately $3.5 million of the net proceeds to fund the cash portion of the payments due upon completion of the acquisition, as well as up to $5.0 million to fund additional working capital for CASEE. Additionally, if we are able to complete the acquisition, we may use a portion of these proceeds to pay certain contingent payments of up to $8.0 million payable in 2012, which may be payable in cash or ordinary shares at our discretion.

We also intend to use the net proceeds for general corporate purposes and working capital including funding our strategic plan for global expansion and making further investments in our technology solutions. We may also use a portion of the net proceeds from the offering to acquire other businesses, products or technologies. We do not, however, have commitments for any specific acquisitions at this time, other than our non-binding letter of intent to acquire the remaining equity interests in CASEE. The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities.

 Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to restrictions under Jersey law. Any payment of dividends would be subject to the Companies (Jersey) Law 1991, as amended, which requires that all dividends be approved by our board of directors. Moreover, under Jersey law, we may pay dividends on our shares only after our board of directors has determined that we are able to pay our debts as they become due and will continue to be able to do so for a 12 month period, determined in accordance with the Companies (Jersey) Law 1991, as amended and pursuant to applicable accounting regulations. See "Description of Share Capital."

Capitalization

The following table sets forth our current portion of long-term debt and capitalization as of March 31, 2011:

  •
  on an actual basis; and

  •
  on a pro forma basis, to reflect the issuance of 8,000,000 ordinary shares offered hereby at the public offering price of $15.25 per ordinary share, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us and the application of proceeds from this offering to repay $22.0 million of our outstanding indebtedness.

You should read this table together with our combined financial statements and the related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2011
	Actual	Pro Forma
	(unaudited)
	(in thousands, except per share amounts)
Current portion of long-term debt and short-term financings	$8,297	$8,297

Long-term debt	21,156	901

Share capital(1)	4,274	4,916
Additional paid-in capital	190,292	305,020
Accumulated deficit	(35,230)	(35,230)
Accumulated other comprehensive income	7,658	7,658

Total Velti shareholders' equity	166,994	282,364
Non-controlling interests	136	136

Total shareholders' equity	167,130	282,500

Total capitalization	$196,583	$291,698

(1)
Ordinary shares, £0.05 nominal (par) value, 100,000,000 shares authorized, 50,881,125 shares issued and outstanding actual and 58,881,125 issued and outstanding pro forma.

The number of our ordinary shares that will be issued and outstanding immediately after this offering is based on 50,881,125 ordinary shares outstanding as of March 31, 2011, and excludes:

  •
  4,243,174 ordinary shares issuable upon the exercise of share options outstanding at a weighted average exercise price of $6.62; and

  •
  2,844,860 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions.

As of March 31, 2011, we had 4,201,573 shares available for grant under our share incentive plans.

 Dilution

If you invest in our ordinary shares, your ownership interest will be diluted for each ordinary share you purchase to the extent of the difference between the public offering price per ordinary share and our net tangible book value per ordinary share after this offering.

Our historical net tangible book value as of March 31, 2011 was $97.9 million, or $1.92 per ordinary share. Net tangible book value per ordinary share represents the amount of total tangible assets minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the public offering price per ordinary share.

After giving effect to the issuance and sale of 8,000,000 ordinary shares offered in this offering at the public offering price of $15.25 per ordinary share, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us, our adjusted net tangible book value would have been $3.88 per ordinary share as of March 31, 2011. This represents an immediate increase in net tangible book value of $1.96 per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $11.37 per ordinary share to investors in this offering, as illustrated in the following table.

Public offering price per ordinary share		$15.25

Historical net tangible book value per ordinary share as of March 31, 2011	$1.92
Increase in net tangible book value per ordinary share attributable to this offering	1.96

Adjusted net tangible book value per ordinary share after giving effect to this offering		3.88

Dilution per ordinary share to investors in this offering		$11.37

If the underwriters exercise their over-allotment option in full in this offering, our adjusted net tangible book value per ordinary share will be $4.19 representing an immediate increase in net tangible book value per share attributable to this offering of $2.27 per share to our existing investors and an immediate dilution per share to new investors in this offering of $11.06 per ordinary share.

The following table summarizes, on a pro forma basis, the differences as of March 31, 2011 between our existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid. The total number of our ordinary shares does not include any ordinary shares issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration
					Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	50,881,125	86%	$172,163,000	60%	$3.38
New investors	8,000,000	14%	$115,370,000	40%	$14.42

Total	58,881,125	100%	$287,533,000	100%	$4.88

If the underwriters exercise their over-allotment option in full, our existing shareholders would own approximately 84% and our new investors would own approximately 16% of the total number of shares of our ordinary shares on an as-converted basis outstanding after this offering.

The table above excludes, as of March 31, 2011:

  •
  4,243,174 ordinary shares issuable upon the exercise of share options outstanding at a weighted average exercise price of $6.62; and

  •
  2,844,860 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions.

As of March 31, 2011, we had 4,201,573 shares available for grant under our share incentive plans.

If all of these options had been exercised on March 31, 2011, our net tangible book value would have been approximately $126.2 million, or $2.18 per ordinary share, and the dilution in net tangible book value to new investors would have been $11.32 per ordinary share.

Selected Historical Consolidated Financial Data

We have derived the consolidated statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 from our audited consolidated financial statements, which are included elsewhere in this prospectus. The consolidated balance sheet data as of December 31, 2008, 2007 and 2006 and the consolidated statement of operations data for the year ended December 31, 2007 have been derived from our audited consolidated financial statements not included in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2011 and 2010 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus, and for the year ended December 31, 2006, from our unaudited consolidated financial statements which are not included in this prospectus. The unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our financial position, results of operations and cash flows for the unaudited periods.

Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(unaudited)						(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$29,550	$16,231	$116,269	$89,965	$62,032	$16,394	$11,933
Costs and expenses:
Third-party costs	10,633	4,024	36,658	27,620	32,860	2,437	1,450
Datacenter and direct project costs	2,951	1,333	6,312	4,908	8,660	2,863	1,306
General and administrative expenses	9,468	5,371	22,484	17,387	6,660	4,075	1,988
Sales and marketing expenses	7,993	4,689	23,049	15,919	8,245	5,812	2,314
Research and development expenses	2,830	1,282	7,840	3,484	1,884	1,662	735
Acquisition related charges	1,461	—	5,364	—	—	—	—
Depreciation and amortization	3,754	2,569	12,131	9,394	4,231	3,013	1,441

Total costs and expenses	39,090	19,268	113,838	78,712	62,540	19,862	9,234

Income (loss) from operations	(9,540)	(3,037)	2,431	11,253	(508)	(3,468)	2,699
Interest expense, net	(3,483)	(1,062)	(8,069)	(2,370)	(1,155)	(338)	(250)
Income (loss) from foreign currency transactions	378	(861)	(1,726)	14	(1,665)	(154)	38
Other expenses	(76)	—	—	—	(495)	—	—

Income (loss) before income taxes, equity method investments and non-controlling interest	(12,721)	(4,960)	(7,364)	8,897	(3,823)	(3,960)	2,487
Income tax (expense) benefit	(2,237)	212	(3,771)	(410)	26	198	(458)
Loss from equity method investments	(965)	(499)	(4,615)	(2,223)	(2,456)	(656)	(136)

Net income (loss)	(15,923)	(5,247)	(15,750)	6,264	(6,253)	(4,418)	1,893
Loss attributable to non-controlling interest	(51)	(24)	(81)	(191)	(123)	(224)	(147)

Net income (loss) attributable to Velti	$(15,872)	$(5,223)	$(15,669)	$6,455	$(6,130)	$(4,194)	$2,040

Net income (loss) per share attributable to Velti(1):
Basic	$(0.34)	$(0.14)	$(0.41)	$0.18	$(0.18)	$(0.14)	$0.08

Diluted	$(0.34)	$(0.14)	$(0.41)	$0.17	$(0.18)	$(0.14)	$0.08

Weighted average number of shares outstanding for use in computing:
Basic net income per share	47,099	37,530	37,933	35,367	33,478	29,751	25,721

Diluted net income per share	47,099	37,530	37,933	37,627	33,478	29,751	26,480

(1)
See Note 19 to notes to consolidated financial statements included on page F-56 and F-57 of this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share.

	As of March 31,	As of December 31,
	2011	2010	2009	2008	2007	2006
	(unaudited)			(unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$72,133	$17,354	$19,655	$14,321	$16,616	$7,743
Working capital	128,828	(3,816)	22,847	6,875	23,284	12,335
Total assets	278,740	209,168	122,058	72,474	49,786	29,152
Total debt	29,453	70,115	38,861	17,420	2,505	2,416
Total equity	167,130	36,269	46,936	30,179	34,135	20,540

Management's Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Historical Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a leading global provider of mobile marketing and advertising technology that enables brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel. We have the ability to conduct campaigns in over 50 countries and reach 3.7 billion global consumers.

We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.

Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 2.5 billion new data facts daily.

Our total revenue has grown to $116.3 million for 2010, an increase of 29% from $90.0 million for 2009, and an increase of 88%, from $62.0 million for 2008. Our revenue for the three months ended March 31, 2011 was $29.6 million, an increase of 82% from $16.2 million for the same period in 2010.

We have been able to grow our business by expanding our sales and marketing activities in order to respond to the opportunities presented by the emergence of the mobile device as a principal interactive channel for brands, advertising agencies, mobile operators and media companies to reach consumers. In addition, the growth in mobile marketing and advertising is further driven by the continued growth of wireless data subscribers, the proliferation of mobile devices, smartphones and advanced wireless networks, and the increased usage of mobile content, applications and services. Smartphones offer access to features previously available only on PCs, such as Internet browsing, email and social networking, and accordingly are gaining importance as a separate platform. Increasingly, brands and advertising agencies are recognizing the unique benefits of the mobile channel and they are seeking to maximize its potential by integrating mobile media within their overall advertising and marketing campaigns. Our platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the complexity of implementing mobile marketing and advertising campaigns globally.

We believe that our continued growth depends upon our ability to maintain our technology leadership as well as our ability to maintain existing, and develop new relationships with brands, advertising agencies, mobile operators and media companies in both developed and emerging markets. In addition, we expect our growth to be dependent upon the increased adoption of our Velti mGage platform. We continue to invest in infrastructure required to manage our growth, expand our customer base globally and increase our presence in new markets, resulting in capital expenditures of $7.7 million for the three months ended March 31, 2011, and $21.7 million, $20.0 million and $16.9 million during 2010, 2009 and 2008, respectively.

Although our growth historically has been driven by revenue from our mobile operator customers, it is increasingly being driven by our advertising agency and brand customers. We expect that this trend will continue as we focus our marketing efforts on greater penetration of advertising agencies and directly with brand customers and as our customers increase their reliance on mobile marketing and advertising as part of their overall marketing and advertising strategy. We have also grown our business through geographic expansion and by acquisition, and expect to continue to enter into new markets in order to both support our current and prospective customers and to expand our business.

As part of our growth by acquisition, in 2010 we acquired Mobclix, Inc., a California-based targeted mobile exchange and open marketplace for advertising agencies, ad networks and brands to manage ad inventory and increase campaign performance. Following this acquisition, we launched the Velti mGage Exchange, which we believe is the first global mobile media exchange. The Velti mGage Exchange provides advertising agencies, ad networks and brands with greater flexibility, transparency and optimization of their mobile ad campaigns. mGage Exchange consists of white label exchanges, which are private marketplaces where agencies can work directly and discreetly with tier one publishers and ad networks, as well as the Mobclix and CASEE public exchanges. mGage Exchange enables targeted ad delivery based on content relevancy as well as streamlined campaign planning, allowing media buyers to organize ad buys based on price and specific target audiences. Revenue from mGage Exchange contributed to the increase in our revenue for the three months ended March 31, 2011 compared to the prior year period, and we expect that revenue from mGage Exchange will continue to grow as a percentage of our total revenue in future periods.

Our business, as is typical of companies in our industry, is seasonal. This is primarily due to relatively heavy traditional marketing and advertising spending occurring during the holiday season and in part because brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to, fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

Some of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets. Our days sales outstanding (DSOs) is calculated based on trade receivables, which includes only amounts invoiced as of the balance sheet date. Our DSOs have historically decreased during the first and second quarters, and increased during the third and fourth quarters, due to the seasonal nature of our business. DSOs based on trailing 12 months' revenue were 113 as of March 31, 2011 compared to 121 and 131 as of December 31, 2010 and 2009, respectively. We have historically collected substantially all amounts due from our customers, even from those customers with balances with longer aging, as evidenced by our insignificant bad debt expense for 2010, 2009 and 2008.

As our revenue mix changes in the future to a greater percentage of revenue from North America and Asia, where there is generally a shorter payment cycle, we expect our DSOs to continue to improve. In addition, we continue to increase collection efforts worldwide, which we expect will enhance our ability to decrease DSOs in future periods.

During the three months ended March 31, 2011 we raised $134.2 million from the sale of 12,500,000 ordinary shares in connection with our January 2011 U.S. public offering, of which we used $45.2 million to repay outstanding debt. We also used $8.5 million to fund a portion of the deferred consideration related to the Mobclix acquisition.

The trend of increasing SaaS revenue both in terms of absolute dollars and as a percentage of total revenue has continued in 2011, as we have increasingly focused our efforts on selling our flexible pricing SaaS solution. For the three months ended March 31, 2011, our SaaS revenue represented $23.3 million or 79% of our total revenue of $29.6 million, compared to $7.6 million or 47% for the three months ended March 31, 2010. SaaS revenue for the year ended December 31, 2010 increased to $77.2 million, an increase of $46.2 million, or 149%, over the year ended December 31, 2009, while our license and software revenue decreased to $26.6 million, a decrease of $19.2 million, or 42% over the same period in the prior year. We expect that our SaaS revenue will continue to increase both in absolute dollars and as a percentage of total revenue as our customers continue to seek more flexible pricing models that better address their marketing and advertising needs, and we are therefore able to derive increased transaction-based and performance-based SaaS revenue.

Components of Results of Operations

Revenue

We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns. Our contracts predominantly range from one to three months, or for the duration of a mobile marketing or advertising campaign. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of Velti mGage functionality deployed by the customer. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.

We generate revenue as follows:

        •    Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as "performance-based" services.

        Our SaaS revenue includes both usage-based fees and performance-based fees. Usage-based fees include subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our software platform. Performance-based fees are variable fees based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per transaction or response in accordance with the terms of the related contract. Representative metrics our customers can use to measure the success of their campaigns include, but are not limited to: growth in their customer base; increased revenue in the aggregate or per-consumer; number of transactions, such as the number of messages carried, the number of coupons redeemed, or the total number of ad impressions delivered; reduced consumer churn; or consumer response, such as joining a community site or reward program.

        •    License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

        •    Managed Services Revenue: Fees charged to customers for professional services related to the implementation, execution and monitoring of customized mobile marketing and advertising solutions.

The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns, applications or CRM programs and services.

In addition to the fees described above, we may also charge fees to procure third-party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.

Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.

Costs and Expenses

We classify our costs and expenses into seven categories: third-party, datacenter and direct project, general and administrative, sales and marketing, research and development, acquisition related charges, and depreciation and amortization. We charge share-based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility-related and other common expenses such as rent, office and information technology to functional areas based on headcount.

Third-Party Costs.    Our third-party costs are fees that we pay to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, primarily in connection with mGage Exchange, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third-party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional items provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third-party costs also include costs paid to third parties for technology and local integration that is not performed by our personnel and primarily relate to our SaaS revenue. On SaaS revenue other than from mGage Exchange, we may incur third-party costs in advance of the revenue recognized on the campaigns to which such costs relate. On SaaS revenue from mGage Exchange, we incur third-party costs at the time we recognize revenue. Additionally, SaaS revenue generated by mGage Exchange typically incurs higher third-party costs than our core mobile marketing SaaS revenue.

Datacenter and Direct Project Costs.    Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to specific campaigns as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts.

General and Administrative Expenses.    Our general and administrative, or G&A, expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional G&A expenses include consulting and professional fees and other corporate and travel expenses. We expect that our G&A expenses will increase in absolute dollars as we grow our company, add personnel and build the necessary infrastructure to support our growth. In addition, G&A expenses are expected to increase as a result of increased audit fees, increased directors' and officers' insurance costs, legal fees and other costs of a U.S. public company, including the costs to comply with the Sarbanes-Oxley Act and related regulations.

Sales and Marketing Expenses.    Our sales and marketing expenses primarily consist of salaries and related costs for personnel engaged in sales and sales support functions, customer services and support, as well as marketing and promotional expenditures. Marketing and promotional expenditures include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In order to continue to grow our business, we expect to continue to commit resources to our sales and marketing efforts, and accordingly, we expect that our selling expenses will increase in future periods as we continue to expand our sales force in order to add new customers, expand our relationship with existing customers and expand our global operations. While sales and marketing expenses will increase in absolute dollars, we expect the expenses as a percentage of revenue to decline as we grow revenue.

Research and Development.    Research and development expenses consist primarily of personnel-related expenses including payroll expenses, share-based compensation and engineering costs related principally to the design of our new products and services.

Depreciation and Amortization.    Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.

Acquisition Related Charges.    Acquisition related charges consist primarily of changes in the fair value of contingent payments for acquisitions. Prior to 2009, contingent payments were recorded as adjustments to the purchase price, rather than charged to the statement of operations in accordance with the applicable accounting standards at the time.

Interest Income

Interest income consists of interest we earn on our cash and cash equivalents.

Interest Expense

Interest expense includes interest we incur as a result of our borrowings and factoring obligations. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements. During the three months ended March 31, 2011 we repaid $45.2 million of the debt outstanding as of December 31, 2010 with the proceeds from our January 2011 U.S. public offering. We anticipate that this repayment of debt will reduce our interest expense significantly in future periods.

Gain (Loss) from Foreign Currency Transactions

The financial statements of our foreign subsidiaries have been translated into U.S. dollars from their local currencies by translating all assets and liabilities at period-end exchange rates. Income statement items are translated at an average exchange rate for the period. Translation adjustments are not included in determining net income (loss), but are accumulated and reported as a component of shareholders' equity as accumulated other comprehensive income. Realized and unrealized gains and losses which result from foreign currency transactions are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long-term investment nature, for which changes due to exchange rate fluctuations are accumulated and reported as a component of shareholders' equity as accumulated other comprehensive income.

As some of our assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan, the rate of exchange between the U.S. dollar and other foreign currencies continues to impact our financial results. Fluctuations in the exchange rates between the U.S. dollar and other functional currencies of entities consolidated within our consolidated financial statements may affect our reported earnings or losses and the book value of our shareholders' equity as expressed in U.S. dollars, and consequently may affect the market price of our ordinary shares. We do not hedge our foreign currency transactions, which are primarily accounts receivable and accounts payable. For a discussion of our foreign currency transactions and the translation of our financial statements, see Note 3 to notes to consolidated financial statements.

Other Expenses

Other expenses include items that are non-operating expenses. During 2008, other expenses consisted of $495,000 related to our share of the settlement of a legal proceeding in connection with certain transactions conducted by Ansible, our joint venture with IPG, which was dissolved on July 1, 2010. For the three months ended March 31, 2011, and for the years ended December 31, 2010 and 2009, other expenses were not significant.

Loss from Equity Method Investments

Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the consolidated statement of operations. For a discussion of our equity method investments see Note 10 to notes to consolidated financial statements.

Income Tax Expense

As a result of our redomiciliation to Jersey in December 2009, we are now tax resident in Ireland. We are subject to tax in jurisdictions or countries in which we conduct business, including the U.K., Greece, Cyprus, Bulgaria, and the U.S. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.

Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry-forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.K. or international tax laws and other factors.

Geographic Concentration

We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographical area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Revenue:
Europe:
United Kingdom	$6,974	$5,708	$34,105	$14,655	$7,370
Russia	936	2,083	10,942	8,621	20,566
Greece	2,280	1,006	10,847	8,384	4,514
All other European countries	8,581	3,211	33,510	36,441	22,787

Total Europe	18,771	12,008	89,404	68,101	55,237
Americas	8,152	360	9,150	4,049	1,586
Asia/Africa	2,627	3,863	17,715	17,815	5,209

Total revenue	$29,550	$16,231	$116,269	$89,965	$62,032

We expect to continue to expand outside of Europe and anticipate that our geographic revenue concentration in Europe as a whole will decrease as a percentage of our total revenue as we continue to expand our footprint in the Americas, Asia and Africa.

See Note 13 to notes to consolidated financial statements for a discussion of the geographic concentration of our pre-tax income (loss). For the majority of 2009, our country of domicile was the U.K.; certain costs associated with our parent company, including legal and financing costs attributable to group activities, are allocated to the country of domicile, resulting in a disproportionate relationship between revenue generated in the U.K. and the geographic concentration of pre-tax income (loss) attributable to the U.K. Although our country of domicile has been Ireland beginning in 2010, we expect that this disproportionate relationship between revenue generated in our country of domicile and the geographic concentration of pre-tax income (loss) attributable to such country will continue.

Customer Concentration

There were no customers that accounted for more than 10% of our total revenue for the three months ended March 31, 2011. Two customers accounted for 37% of our total revenue in the aggregate for the three months ended March 31, 2010 with each customer individually accounting for more than 10%. One customer accounted for 14% of our total revenue during 2010. A different single customer accounted for 15% of our total revenue during 2009. Two customers accounted for 29% of our total revenue during 2008, with one of these customers accounting for more than 10%.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The following discussion addresses our critical accounting policies and reflects those areas that require more significant judgments and use of estimates and assumptions in the preparation of our consolidated financial statements. See Note 2 to notes to consolidated financial statements included elsewhere in this prospectus for additional information regarding these critical accounting policies.

Revenue Recognition

We derive our revenue from three sources:

  •
  SaaS revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as "performance-based" services;

  •
  license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

  •
  managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for our revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 — Revenue Recognition and ASC Topic 985-605 — Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.

SaaS revenue generated from our "usage-based" services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.

SaaS revenue generated from our "performance-based" services is generally based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per action (CPA) or response in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance-based fees to be contingent fees and recognize revenue monthly as the contingency is resolved, the fees are earned and the amount of the fee can be reliably measured. Our performance-based arrangements are typically invoiced upon completion of the campaign, which can occur in a period subsequent to revenue being recognized.

License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual license. These types or arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.

Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.

The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all of the criteria are met and when the fees under the contract are due and payable.

For the majority of our contracts, we act as the principal and contract directly with suppliers for purchase of media and other third party production costs, and are responsible for payment of such costs as the primary obligor. We recognize the revenue generated on fees charged for such third-party costs using the gross method. We recognize revenue at the gross amount billed when revenue is earned for services rendered and record the associated fees we pay as third-party costs in the period such costs are incurred.

In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.

Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but all revenue recognition criteria are met are accrued and reported as accrued contract receivables on the balance sheets and recognized as revenue in the period when the fees are earned.

We present revenue net of value-added tax, sales tax, excise tax and other similar assessments.

Our revenue arrangements do not contain general rights of return.

Government Grants

We have received two separate grants from European Union programs administered by the government of Greece in order to aid our technology development efforts, and have been approved for a third grant. One of these grants was for a total of approximately $4.5 million that has been paid in full to us. The other grant is for a total of approximately $8.5 million, of which we have received to date approximately one-half of the total grant amount. In 2009, we applied for a third grant and received acceptance of eligibility for up to an additional $12.0 million over four years. Under the terms of these grants, we are required to list these grants under a separate, specific reserve account on our balance sheets that we maintain for our Greek subsidiary under generally accepted accounting principles in Greece. If we fail to maintain this accounting treatment for five years following the final disbursement by the Greek government under each respective grant, we will be required to refund the entire amount of such grant. If we fail to maintain this accounting treatment between the fifth and tenth anniversaries of receiving the final disbursement under each grant, we will be required to pay a tax penalty. We have to date been in compliance with this requirement and do not anticipate being unable to remain in compliance for the duration of the requirement. However, in the event that we are unable to remain in compliance, a payment of refund or tax penalty would adversely affect our operating results.

We recognize grant income as an offset to costs and expenses in our consolidated statements of operations in the period when the costs that are reimbursed by the grant are recognized. Receivables from government grants are recognized when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant, which is generally upon receiving notification of grant eligibility. Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including our capitalized software development costs, are recognized as income in the periods, and in the proportions, in which amortization and depreciation on these assets is charged. Grant income is allocated among costs and expenses according to the allocation of the amortization of the capitalized software costs reimbursed by the grant.

Intangible Assets

Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.

Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at allocated purchase cost less accumulated amortization and accumulated impairment loss, if any. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired. The estimated economic life of the acquired asset is initially determined at the date of acquisition and reviewed at each annual reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.

Currently, our acquired intangible assets consist of customer relationships, developed technology, and trademark and trade name. Customer relationships and developed technology acquired are estimated to provide benefits over four to five years, and trademark and trade name is estimated to provide benefits over 16 months.

Internal Software Development Costs.    Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.

We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed. Such costs are amortized on a straight-line basis over the estimated useful life of the related product, not to exceed three years, commencing with the date the product becomes available for general release to our customers. The achievement of technological feasibility and the estimate of a products' economic life require management's judgment. Any changes in key assumptions, market conditions or other circumstances could result in an impairment of the capitalized asset and a charge to our operating results.

Amortization expenses associated with our software development costs are recorded in costs and expenses within the accompanying consolidated statements of operations.

Computer Software.    Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. Purchase costs that are directly associated with the development of identifiable software products that have reached technological feasibility at the date of purchase are capitalized. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs over the shorter of the contract term or the useful life of the license, but not to exceed five years.

Licenses and Intellectual Property.    We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized over the shorter of the contract term of the license agreement or the useful life of the license but not to exceed five years.

Valuation of Long-lived and Intangible Assets

We periodically evaluate events or changes in circumstances that indicate the carrying amount of our long-lived and intangible assets may not be recoverable or that the useful lives of the assets may no longer be appropriate. Factors which could trigger an impairment review or a change in the remaining useful life of our long-lived and intangible assets include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected, net, undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, based on an income and/or cost approach, and an impairment charge is recorded for the excess of carrying value over fair value.

The process of assessing potential impairment of our long-lived and intangible assets is highly subjective and requires significant judgment. An estimate of future undiscounted cash flow can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows including sales volumes, pricing, and market penetration are consistent with our internal planning. Significant future changes in these estimates or their related assumptions could result in an impairment charge related to individual or groups of these assets.

Share-Based Compensation Expense

We measure and recognize share-based compensation expense related to share-based transactions, including employee and director equity awards, in the financial statements based on fair value. We use the Black-Scholes valuation model to calculate the grant date fair value of share options and deferred share awards, using various assumptions. We recognize compensation expense over the service period of the award using the "graded vesting attribution method" which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

We account for equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalue the equity instruments over the vesting period, using a fair value approach. The value of equity instruments issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services, or (ii) on the date performance is complete, using the Black-Scholes valuation model.

We have historically granted deferred share awards to our employees, having begun doing so in 2006. We have also awarded fully vested ordinary shares as remuneration to our non-executive directors in lieu of cash compensation. Deferred share awards granted in 2009 and prior years are subject to vesting based upon achievement of performance metrics as well as a minimum service period, and vest on the second anniversary of the date of grant. Deferred share awards granted in 2010 are subject to time-based vesting, typically at the rate of 25% per year on the anniversary of the date of grant.

Under the terms of our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt by us of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for payment of this par value and of all applicable taxes payable on the award. In 2009, we began granting share options to our employees and consultants in addition to deferred share awards. All of our share options have an exercise price equal to the fair value of our ordinary shares on the date of grant, based on the closing price of our ordinary shares on the date of the grant or, if the applicable date is not a trading day, the last trading day immediately preceding the applicable date. Share options typically vest over four years at the rate of 25% per year on the anniversary of the date of grant.

The fair value of deferred share awards is determined using the fair value of our ordinary shares on the date of grant. Compensation expense is recognized for deferred share awards on a straight-line basis over the service period. The fair value on the date of grant approximates market value on date of grant as the exercise price equals the nominal (par) value of £0.05 per ordinary share. The expected life of a deferred share award is estimated based on the contractual term of the award.

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the share options, referred to as the simplified method. We use a blended volatility estimate consisting of our own share volatility based on our trading history on AIM prior to our May 3, 2011 delisting, and our trading history on The NASDAQ Global Select Market commencing on January 28, 2011, and the average volatility of similar companies in the technology industry. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the share option. Expected dividends during the expected term of the award is based on our dividend policy, of which none had been declared and no dividends are expected to be declared during the expected term.

The following table reflects all deferred share awards and share options granted subsequent to December 31, 2010 through March 31, 2011:

Type of Grant	Grant Date	Reason For Grant	Shares Underlying Grants	Exercise Price Per Share	Grant Date Fair Value Per Share	Total share-based compensation expense	Timing of Expense Recognition
Deferred Shares	January 29, 2011	Award to employees	18,000	$0.08	$15.58	$279,000	January 30, 2011 — January 29, 2015
Share Options	January 29, 2011	Award to employees	12,500	$15.58	$9.00	$112,516	January 30, 2011 — January 29, 2015
Deferred Shares	February 28, 2011	Award to employees	12,500	$0.08	$13.56	$168,500	March 1, 2011 — February 28, 2015
Share Options	February 28, 2011	Award to employees	4,000	$13.56	$7.83	$31,337	March 1, 2011 — February 28, 2015
Deferred Shares	March 18, 2011	Award to employees	679,147	$0.08	$12.10	$8,163,347	March 19, 2011 — March 18, 2015
Share Options	March 18, 2011	Award to employees	885,102	$12.10	$6.98	$6,175,323	March 19, 2011 — March 18, 2015
Deferred Shares	March 18, 2011	Award to non-employee directors	27,353	$0.08	$12.10	$328,783	March 19, 2011 — December 31, 2011
Deferred Shares	March 18, 2011	Award to employees	204,015	$0.08	$12.10	$2,452,260	March 19, 2011 — December 31, 2011
Deferred Shares	March 31, 2011	Award to employees	35,900	$0.08	$12.59	$449,109	April 1, 2011 — March 31, 2015
Share Options	March 31, 2011	Award to employees	50,500	$12.59	$7.27	$367,326	April 1, 2011 — March 31, 2015

Goodwill

Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill.

In evaluating whether an impairment of goodwill exists, we first compare the estimated fair value of a reporting unit against its carrying value. If the estimated fair value is lower than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized in earnings. We primarily use the market approach to establish the fair value of the reporting unit. We have determined that no goodwill impairment charge was necessary for 2010, 2009 and 2008. There have been no indicators of impairment for the three months ended March 31, 2011.

Income Tax Expense

The provision for income taxes is calculated using the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When we do not believe realization of a deferred tax asset is likely, we record a valuation allowance. The valuation allowance is evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax assets will be realized.

We are subject to income taxes in multiple jurisdictions throughout the world. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Accounting for income tax uncertainties requires a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon settlement.

We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions as well as related interest and penalties.

As of March 31, 2011, we had net operating loss carry-forwards in the U.K. and other foreign geographies of $78.4 million that begin to expire in 2011. As of March 31, 2011, we had net deferred tax assets of $6.7 million, after applying a valuation allowance of $6.7 million. Our net deferred tax assets consist primarily of net operating losses and temporary timing differences. We assessed the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required. We will continue to assess annually the need for a valuation allowance by tax jurisdiction. An adjustment to the deferred tax valuation allowance was recorded for the three months ended March 31, 2011 for the amount of deferred tax assets that management determined would unlikely be utilized in the future.

Equity Method Investments

Our equity method investments includes all investments in entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Our equity method investments are accounted for using the equity method of accounting and are initially recognized at cost. Our share of the equity method investments' profits or losses is recognized in the consolidated statement of operations, and our share of movements in reserves is recognized in reserves. The cumulative post acquisition movements are recorded against the carrying amount of the investment. When our share of losses in an equity method investment equals or exceeds our interest in the equity method investment including any other unsecured receivables, we will not recognize further losses unless we have incurred obligations or made payments on behalf of the equity method investment.

Unrealized gains on transactions between us and our equity method investments are eliminated through gain (loss) in equity method investments to the extent of our interest in the equity method investment. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity method investees have been changed where necessary to ensure consistency with the policies adopted by us.

Fair Value Measurements

Applicable accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact business and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Our valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs — quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs — observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs — unobservable inputs. The guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization within the fair value hierarchy is based upon the lowest level of three levels of input that is significant to the fair value measurement.

Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and long-term debt. Cash and cash equivalents are stated at cost, which approximates fair value. As of March 31, 2011, December 31, 2010 and 2009, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost, which approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of March 31, 2011, December 31, 2010 and 2009 approximates its fair value. As of March 31, 2011 and December 31, 2010, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.

The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model utilizing inputs based on estimates and assumptions developed by us and are remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. This liability is our only Level 3 fair value measurement.

The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2008	$—
Additions to contingent payment liability for Ad Infuse acquisition	41
Change in fair value of contingent payment liability	—

Balance as of December 31, 2009	41
Additions to contingent payment liability for Mobclix acquisition	5,135
Change in fair value of contingent payment liabilities	4,440
Settlement of contingent payment	(500)

Balance as of December 31, 2010	9,116
Change in fair value of contingent payment liabilities (unaudited)	1,174

Balance as of March 31, 2011 (unaudited)	$10,290

Results of Operations

Comparison of Three Months Ended March 31, 2011 and 2010

The following table sets forth our consolidated results of operations for the three months ended March 31, 2011 and 2010:

	Three Months Ended March 31,
	2011	2010
	(in thousands)
	(unaudited)
Revenue
Software as a service (SaaS) revenue	$23,279	$7,573
License and software revenue	2,791	4,881
Managed services revenue	3,480	3,777

Total revenue	29,550	16,231
Cost and expenses:
Third-party costs	10,633	4,024
Datacenter and direct project costs	2,951	1,333
General and administrative expenses	9,468	5,371
Sales and marketing expenses	7,993	4,689
Research and development expenses	2,830	1,282
Acquisition-related costs	1,461	—
Depreciation and amortization	3,754	2,569

Total cost and expenses	39,090	19,268

Income from operations	(9,540)	(3,037)
Interest expense, net	(3,483)	(1,062)
Gain (loss) from foreign currency transactions	378	(861)
Other expenses	(76)	—

Income (loss) before income taxes, investment in associates and non-controlling interests	(12,721)	(4,960)
Income tax expense	(2,237)	212
Loss from equity investments	(965)	(499)

Net loss	(15,923)	(5,247)
Net loss attributable to non-controlling interest	(51)	(24)

Net loss attributable to Velti	$(15,872)	$(5,223)

Revenue

Our total revenue for the three months ended March 31, 2011 increased by $13.3 million, or 82%, compared to the same period in 2010. This increase was primarily the result of growth in our SaaS revenue of $15.7 million, $6.6 million of which was related to an increase in revenue from mGage Exchange including revenue from Mobclix, together with an increase in revenue from both new and existing customers. Revenue from mGage Exchange was $6.9 million and $6.3 million for the three months ended March 31, 2011 and December 31, 2010, respectively. For the three months ended March 31, 2011, our revenue from existing customers was $26.6 million and from new customers was $3.0 million, compared to $14.0 million and $2.2 million, respectively, for the same period in 2010.

Third-Party Costs

Third-party costs for the three months ended March 31, 2011 increased by $6.6 million, or 164%, compared to the same period in 2010. This increase in third-party costs was primarily due to the inclusion of $5.5 million in third-party costs associated with revenue generated from mGage Exchange during the three months ended March 31, 2011, as well as increased costs associated with the increase in total revenue, offset by the benefit of better focus on controlling costs during the current period. Third party costs associated with revenue from mGage Exchange were $5.6 million and $5.1 million for the three months ended March 31, 2011 and December 31, 2010, respectively.

Datacenter and Direct Project Costs

Datacenter and direct project costs for the three months ended March 31, 2011 increased by $1.6 million, or 121%, compared to the same period in 2010. This increase was primarily due to a $561,000 increase in share-based compensation expense, together with a $553,000 increase in personnel-related expense due to an increase in headcount to support growth in our business, and an increase in direct project costs resulting from the growth in SaaS revenue.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2011 increased by $4.1 million, or 76%, compared to the same period in 2010. This increase was primarily due to a $3.0 million increase in share-based compensation expense, together with a $1.1 million increase in personnel-related expense due to an increase in headcount to support growth in our business and increased costs associated with being a public company in the U.S.

Sales and Marketing Expenses

Sales and marketing expenses for the three months ended March 31, 2011 increased by $3.3 million, or 70%, compared to the same period in 2010. This increase was primarily due to a $1.4 million increase in share-based compensation expense, together with a $1.8 million increase in personnel-related expense due to an increase in headcount to support growth in our business, together with additional costs to support the continued expansion of our global operations and the development of new markets.

Research and Development Expenses

Research and development expenses for the three months ended March 31, 2011 increased by $1.5 million, or 121%, compared to the same period in 2010. This increase was primarily due to a $665,000 increase in share-based compensation expense together with a $753,000 increase in personnel-related expense due to an increase in headcount.

Acquisition-Related Charges

Acquisition-related charges for the three months ended March 31, 2011 was $1.5 million, related to the remeasurement of the contingent consideration associated with our Mobclix acquisition. There was no similar activity in the prior period. See Note 7 to notes to consolidated financial statements for further information.

Depreciation and Amortization

Depreciation and amortization expenses for the three months ended March 31, 2011 increased by $1.2 million, or 46%, as compared to the same period in 2010, primarily due to higher intangible asset balances primarily due to our increased spending on purchased software and our amortization of intangible assets acquired as part of the Mobclix and Media Cannon acquisitions.

Interest Expense

Interest expense for the three months ended March 31, 2011 increased by $2.4 million, or 227%, compared to the same period in 2010. This increase was primarily due to non-cash interest accretion of $1.4 million, $500,000 in interest associated with our debt repayment after our January 2011 U.S. public offering, and overall higher average debt balances. While the overall outstanding balance of our debt decreased significantly, this occurred late in the period and therefore did not significantly reduce interest expense for the three months ended March 31, 2011.

Gain (loss) from Foreign Currency Transactions

Gain from foreign currency transactions, a non-cash item, for the three months ended March 31, 2011 was $378,000 as compared to a loss of $861,000 for the same period in 2010. The gain from foreign currency transactions was primarily due to foreign exchange translation adjustments on loans denominated in U.S. dollars. These gains were partially offset by losses from foreign currency transactions on intercompany loans that resulted from changes in exchange rates in Russian rubles and Ukrainian hryvnia. Our intercompany loans are loans that we made to subsidiaries in euros to fund costs and expenses incurred in local currencies.

Income Tax Expense

We recorded an income tax expense of $2.2 million on a worldwide pre-tax loss of $13.7 million for the three months ended March 31, 2011 compared to an income tax benefit of $212,000 on a worldwide pre-tax loss of $5.5 million for the same period in 2010. The expense in 2011 was primarily related to additional reserves for uncertain tax positions associated with the implementation of our global tax strategy.

Loss from Equity Method Investments

Our share of loss from equity method investments for the three months ended March 31, 2011 increased by $466,000, or 93%, compared to the same period in 2010. This increase in our share of loss from equity method investments was primarily due to the elimination of profits on transactions with certain of our equity method investments. For a discussion of our equity method investments, see Note 10 to notes to consolidated financial statements.

Comparison of years ended December 31, 2010 and 2009

The following table sets forth our consolidated results of operations for the years ended December 31, 2010 and 2009:

	Year Ended December 31,
	2010	2009
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$77,202	$30,965
License and software revenue	26,586	45,811
Managed services revenue	12,481	13,189

Total revenue	116,269	89,965
Costs and expenses:
Third-party costs	36,658	27,620
Datacenter and direct project costs	6,312	4,908
General and administrative expenses	22,484	17,387
Sales and marketing expenses	23,049	15,919
Research and development expenses	7,840	3,484
Acquisition related charges	5,364
Depreciation and amortization	12,131	9,392

Total costs and expenses	113,838	78,712

Income (loss) from operations	2,431	11,253
Interest income	130	50
Interest expense	(8,199)	(2,420)
Gain (loss) from foreign currency transactions	(1,726)	14

Income (loss) before income taxes, equity method investments and non-controlling interest	(7,364)	8,897
Income tax expense	(3,771)	(410)
Loss from equity method investments	(4,615)	(2,223)

Net income (loss)	(15,750)	6,264
Net income (loss) attributable to non-controlling interest	(81)	(191)

Net income (loss) attributable to Velti	$(15,669)	6,455

Revenue

Our total revenue for 2010 increased by $26.3 million, or 29%, compared to 2009. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers and revenue generated from the acquisitions of Media Cannon in June 2010 and Mobclix on September 30, 2010, which contributed revenue of $560,000 and $5.9 million, respectively, through December 31, 2010. For 2010, our revenue from existing customers was $90.2 million and from new customers was $26.1 million, compared to $46.2 million and $43.8 million, respectively, for the same period in 2009. During 2010, we generated revenue of $9.2 million from the Americas, compared to $4.0 million during 2009 primarily resulting from the expansion of our U.S. operations following the acquisitions mentioned above.

The increase in our SaaS revenue was primarily the result of multiple large-scale mobile marketing campaigns where we generated significant performance-based SaaS fees based upon our achievement of certain performance metrics and the overall shift in focus of the Company to deliver our platform utilizing the SaaS model.

Third-Party Costs

Third-party costs for 2010 increased by $9.0 million, or 33%, compared to 2009 as a result of an increase in the number of campaigns that we ran for our customers that included incentives and promotional costs. During 2010, we conducted 38 campaigns with incentives and promotional costs, compared to 24 such campaigns during 2009.

Datacenter and Direct Project Costs

Datacenter and direct project costs for 2010 increased by $1.4 million, or 29%, compared to 2009, due to the increase in the number of campaigns conducted in 2010 as noted above.

General and Administrative Expenses

General and administrative, or G&A, expenses for 2010 increased by $5.1 million, or 29%, compared to 2009. Of this increase, $3.0 million was related to our increase in G&A personnel worldwide and to additional expenses associated with our expansion in the U.S., $2.5 million of incremental costs incurred related to becoming a U.S. listed company that were not directly related to our January 2011 U.S. public offering, as well as $2.4 million of additional share-based compensation expense resulting from equity awards to our employees during 2010 compared to 2009. These increases were offset by a decrease of $900,000 in executive salaries during 2010 compared to 2009 due to three executives reducing their salary to $1 each for 2010. In addition, there was $2.1 million of non-recurring expenses during 2009 associated with our redomiciliation to Jersey.

Sales and Marketing Expenses

Sales and marketing expenses for 2010 increased by $7.1 million, or 45%, compared to 2009. Of this increase, $5.0 million was related to additional consultancy expenses, professional fees, pre-sale marketing expenses and travel expenses incurred in connection with the expansion of our global operations and the development of new markets, as well as additional sales and marketing expenses associated with our U.S. expansion. We also incurred an additional $1.8 million in share based compensation expense resulting from equity awards to our employees during 2010.

Research and Development Expenses

Research and development expenses for 2010 increased by $4.4 million, or 125%, compared to 2009. This increase was primarily due to a $2.4 million increase in development activities undertaken in the U.S. to integrate acquired technologies and increased overall spending to enhance our mGage mobile marketing platform to drive growth and competitiveness in our products. We also incurred an additional $656,000 in share base compensation expense resulting from equity awards to our employees during 2010.

Acquisition-Related Charges

Acquisition-related charges for 2010 were $5.4 million, related to the valuation of contingent payments for Mobclix and Ad Infuse of $4.5 million as well as acquisition-related transaction costs and deferred compensation of $883,000. We will continue to revalue the contingent payment payable to former Mobclix shareholders, based upon the financial performance of Mobclix over the one-year contingent-payment period, with changes resulting from a revaluation of the financial performance, and therefore the likelihood of payment, being recorded in the consolidated statements of operations. See Note 7 to notes to consolidated financial statements.

Depreciation and Amortization

Depreciation and amortization expense for 2010 increased by $2.7 million, or 29%, compared to 2009. This increase was primarily due to higher capitalized software development costs related to the development of our mGage platform, as well as an increase in amortized intangibles from our acquisitions.

Interest Expense

Interest expense for 2010 increased by $5.8 million, or 239%, compared to 2009. This increase was primarily due to an increase in our borrowings and factoring of additional receivables. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements. We repaid $45.2 million of the debt outstanding as of December 31, 2010 subsequent to year end with the proceeds from our January 2011 U.S. public offering.

Gain (loss) from Foreign Currency Transactions

Loss from foreign currency transactions, a non-cash item, for 2010 increased by $1.7 million, compared to 2009. The loss from foreign currency transactions was primarily due to foreign exchange translation adjustments on loans denominated in U.S. dollars. These losses were partially offset by gains from foreign currency transactions on intercompany loans that resulted from changes in exchange rates in Russian rubles and Ukrainian hryvnia. Our intercompany loans are loans that we made to subsidiaries in euros to fund costs and expenses incurred in local currencies.

Income Tax Expense

We recorded an income tax expense of $3.8 million on a worldwide pre-tax loss of $12.0 million for 2010 compared to an income tax expense of $410,000 on a worldwide pre-tax income of $6.7 million for 2009. The increase in the effective rate was primarily driven by $2.0 million of expense relating to uncertain tax positions and higher pre-tax income in certain jurisdictions to which we were not able to allocate additional expenses.

Loss from Equity Method Investments

Our share of loss from equity method investments for 2010 increased by $2.4 million, or 108%, compared to 2009. This increase in our share of loss from equity method investments was primarily due to elimination of $2.8 million of unrealized profit on sales transactions with certain of our equity method investees during 2010. For a discussion of our equity method investments, see Note 10 to notes to consolidated financial statements.

Comparison of Years Ended December 31, 2009 and 2008

The following table sets forth our consolidated results of operations for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$30,965	$40,926
License and software revenue	45,811	14,638
Managed services revenue	13,189	6,468

Total revenue	89,965	62,032
Costs and expenses:
Third-party costs	27,620	32,860
Datacenter and direct project costs	4,908	8,660
General and administrative expenses	17,387	6,660
Sales and marketing expenses	15,919	8,245
Research and development expenses	3,484	1,884
Depreciation and amortization	9,394	4,231

Total costs and expenses	78,712	62,540

Income (loss) from operations	11,253	(508)
Interest income	50	149
Interest expense	(2,420)	(1,304)
Gain (loss) from foreign currency transactions	14	(1,665)
Other expenses	—	(495)

Income (loss) before income taxes, equity method investments and non-controlling interest	8,897	(3,823)

Income tax (expense) benefit	(410)	26
Loss from equity method investments	(2,223)	(2,456)

Net income (loss)	6,264	(6,253)
Net income (loss) attributable to non-controlling interest	(191)	(123)

Net income (loss) attributable to Velti	$6,455	$(6,130)

Revenue

Our total revenue for the year ended December 31, 2009 increased by $27.9 million, or 45%, compared to the same period in 2008. This increase was the result of continued increase in revenue from campaigns for our existing customers, growth in revenue from new customers, and revenue generated from our acquisition of Ad Infuse in May 2009. For the year ended December 31, 2009, revenue from existing customers was $46.2 million and from new customers was $43.8 million. During this period we generated revenue of $4.0 million from the Americas, primarily resulting from the expansion of our U.S. operations following the acquisition of Ad Infuse, compared to revenue of $1.6 million in the Americas in 2008.

We also recognized revenue in 2009 in the approximate amount of $11.9 million relating to contracts commenced but not finalized in 2008. Taking advantage of the investments in sales and marketing made in the prior year, we significantly grew our relationships with mobile operators over the period, with increased use of our solutions by local subsidiaries of mobile operators. In addition, the increase in scope of services we offer on our technology platform allowed us to expand our relationships with existing customers, including enhanced relationships with brands and media companies. Although our license and software revenue increased significantly from $14.6 million in 2008 to $45.8 million in 2009 as a result of our expansion of our sales channels, we expect our software as a service (SaaS) revenue to be our highest growth revenue component in the next few years.

During 2008 we entered into contracts with two customers, the provisions of which required us to recognize as SaaS revenue certain revenue generated from fees for media and other advertising production costs acquired on behalf of each customer for its mobile marketing and advertising campaigns in the amount of approximately $12.5 million, and separately charge the same amount of costs incurred to third-party costs. Had we not recognized the additional SaaS revenue on these contracts in 2008, our revenue would have increased from 2008 to 2009 by $40.4 million, or 82%. During 2008, revenue from existing customers was $22.0 million, and from new customers was $40.0 million, including this $12.5 million.

Third-Party Costs

Third-party costs for the year ended December 31, 2009 decreased by $5.2 million, or 16%, compared to the same period in 2008. Third-party costs as a percentage of total revenue for the year ended December 31, 2009 decreased to 31% compared to 53% in 2008 (41% if adjusted for the additional SaaS revenue generated from the agreements with two customers described above). This improvement in third-party costs as a percentage of revenue was primarily due to two factors. First, on several contracts for which we commenced providing services and accordingly recognized costs in 2008, we did not complete negotiation of all terms of the contracts until 2009. As a result, we did not meet all of the criteria required to recognize the revenue generated under such contracts until 2009 but had incurred costs related to the underlying campaigns in 2008, resulting in lower third-party costs as a percentage of total revenue in 2009. Second, our contracts are increasing in scope and we are thereby achieving economies of scale on larger and longer-term contracts, particularly those with our mobile operator customers.

Datacenter and Direct Project Costs

Datacenter and direct project costs for the year ended December 31, 2009 decreased by $3.8 million, or 43%, compared to the same period in 2008. As we have continued to expand our business with existing customers, we have gained experience with these customers and therefore can more easily and effectively optimize campaigns. We also continue to standardize our technology platform, including increasing the number of templates we make available to our customers. This enables us to generate additional revenue through the provision of technology solutions that are less dependent on personnel-intensive managed services and as a result reduces our labor-related internal costs.

General and Administrative Expenses

General and administrative, or G&A, expenses for the year ended December 31, 2009 increased by $10.7 million, or 161%, compared to the same period in 2008. Of this increase in 2009, $2.8 million was related to expenses incurred in connection with our recent re-domiciliation to Jersey and professional fees associated with various corporate opportunities that we considered during the period, and $2.3 million was related to additional G&A expenses associated with our U.S. office expansion, including our acquisition of Ad Infuse. We also incurred an additional $1.5 million related to an increase in personnel-related G&A costs. Additionally we incurred an additional $1.5 million in professional fees and incurred costs for additional administrative personnel to support new offices that we opened during the period.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2009 increased by $7.7 million, or 93%, compared to the same period in 2008. Of this increase in 2009, $3.0 million was related to additional consultancy, professional fees and traveling expenses incurred as we increased our global operations and the number of jurisdictions in which we provide services to customers, and $1.1 million was related to additional sales and marketing expenses associated with our U.S. office expansion, including our acquisition of Ad Infuse and appointment of our vice president of global marketing. We incurred an additional $1.2 million in payroll related expenses. Finally, we incurred approximately $900,000 in pre-sales marketing expenses relating to new campaigns for one of our customers.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2009 increased by $1.6 million, or 85%, as compared to the same period in 2008. This increase is primarily due to higher payroll-related expenses as we assigned more engineers to the technology, innovation and product development groups.

Depreciation and Amortization

Depreciation and amortization expenses for the year ended December 31, 2009 increased by $5.2 million, or 122%, as compared to the same period in 2008. This increase is primarily due to our incremental capitalized software development costs and other amortized intangibles as a result of our acquisition of Ad Infuse in 2009.

Interest Income

Interest income for the year ended December 31, 2009 decreased by $99,000, or 66%, compared to the same period in 2008. This decrease in interest income was primarily due to lower yields from our cash and investment portfolio and a lower cash and investment balance maintained during 2009 compared to the prior year.

Interest Expense

Interest expense for the year ended December 31, 2009 increased by $1.1 million, or 86%, compared to the same period in 2008. This increase in interest expense was primarily due to an increase in our borrowings and factoring of additional receivables.

Gain (loss) from Foreign Currency Transactions

Gain from foreign currency transactions, a non-cash item, for the year ended December 31, 2009 increased by $1.7 million, or 101%, as compared to the same period in 2008. This increase in gain from foreign currency transactions was primarily due to foreign exchange transaction adjustments on intercompany loans for changes in exchange rates in British pound sterling, Russian rubles and Ukrainian hryvnia. Losses occurred during December 2008 when all three currencies depreciated significantly against the euro.

Income Tax Expense

We recorded an income tax expense of $410,000 on a worldwide pre-tax income of $6.7 million for the year ended December 31, 2009, which was mainly due to current taxes payable in foreign jurisdictions, tax reserves and valuation allowance. We recorded an income tax benefit of $26,000 on a worldwide pre-tax loss of $6.3 million for the year ended December 31, 2008.

Loss from Equity Method Investments

Our share of loss from equity method investments for the year ended December 31, 2009 decreased by $233,000, or 9%, compared to the same period in 2008. This decrease in our share of loss from equity method investments was primarily due to our share of the operating losses generated by Ansible and CASEE during 2009.

Selected Quarterly Results of Operation

The following table sets forth our selected unaudited consolidated quarterly income statements for the five quarters ended March 31, 2011. You should read the following information in conjunction with our audited financial statements and related notes thereto included elsewhere in this prospectus. We have prepared the selected unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements included in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. Our financial results for these quarterly periods may not be indicative of our financial results for any future quarterly periods.

	For the Three Months Ended
	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
	(unaudited, in thousands)
Selected quarterly statement of operations data:
Revenue
Software as a service (SaaS) revenue	$23,279	$40,854	$14,987	$13,788	$7,573
License and software revenue	2,791	12,282	3,883	5,540	4,881
Managed services revenue	3,480	4,351	1,752	2,601	3,777

Total revenue	29,550	57,487	20,622	21,929	16,231
Costs and expenses:
Third-party costs	10,633	18,578	4,997	9,059	4,024
Datacenter and direct project costs	2,951	1,942	1,570	1,467	1,333
General and administrative expenses	9,468	7,322	5,882	3,909	5,371
Sales and marketing expenses	7,993	5,918	6,179	6,263	4,689
Research and development expenses	2,830	3,201	1,656	1,701	1,282
Acquisition related charges	1,461	5,364	—	—	—
Depreciation and amortization	3,754	4,035	2,843	2,684	2,569

Total costs and expenses	39,090	46,360	23,127	25,083	19,268

Income (loss) from operations	(9,540)	11,127	(2,505)	(3,154)	(3,037)
Interest expense, net	(3,483)	(2,876)	(2,826)	(1,305)	(1,062)
Gain (loss) from foreign currency transactions	378	(674)	1,004	(1,195)	(861)
Other expenses	(76)	—	—	—	—

Income (loss) before income taxes, equity method investments and non-controlling interest	(12,721)	7,577	(4,327)	(5,654)	(4,960)
Income tax (expense) benefit	(2,237)	(3,101)	(1,110)	228	212
Loss from equity method investments	(965)	(2,508)	(630)	(978)	(499)

Net income (loss)	(15,923)	1,968	(6,067)	(6,404)	(5,247)
Net loss attributable to non-controlling interest	(51)	(21)	(19)	(17)	(24)

Net income (loss) attributable to Velti	$(15,872)	$1,989	$(6,048)	$(6,387)	$(5,223)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

Quarterly Trends

Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season and that brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

SaaS revenue as a percentage of total revenue increased over the five quarters ended March 31, 2011. This increase has primarily been driven by the growth in the number of campaigns from existing customers, the addition of new customers, an increase in performance-based campaign revenue, additional revenue contribution from the Mobclix acquisition, and a change in revenue mix as we increased our focus on our SaaS pricing model during 2010. As a result, we experienced an increase in the amount of revenue generated from our SaaS offerings and a corresponding decrease in customers purchasing perpetual or site based licenses. SaaS revenue have increased from 47% of total revenue in the three months ended March 31, 2010 to 79% of total revenue in the three months ended March 31, 2011.

Third-party costs are incurred primarily as we execute campaigns with incentives and promotional costs. These costs have generally increased over the five quarters ended March 31, 2011 as a result of an increase in the number and the scope of these campaigns. The significant increase in third-party costs in the fourth quarter of 2010 and continuing into 2011 was the result of the growth in our exchange business, which generally has lower margins. In addition, we incurred higher costs related to incentives and promotional items for large campaigns that we conducted during the period. We may incur third-party costs from sales and promotional items in advance of the revenue recognized on the campaigns to which such costs relate. As a result, our third-party costs have fluctuated over the five quarters and may continue to fluctuate from period to period.

Datacenter and direct project costs generally increase as the number of campaigns increase, we increase our infrastructure to scale to support the increased revenue and we allocate additional headcount to execute these campaigns.

General and administrative expenses generally increased over the five quarters ended March 31, 2011, as we increased our G&A personnel worldwide to handle the increased demands of operating our global business, and increased our finance and legal headcount to support our expanding business. During the first quarter of 2010, G&A expenses included $400,000 in one-time costs associated with implementation of an enterprise resource planning software system. During the second quarter of 2010, G&A expenses reflect $834,000 in cost savings related to a reduction in executive salaries as three of our senior executives no longer are paid a cash salary, and a reduction in discretionary spending. During the third quarter of 2010, G&A expenses increased due to $1.3 million in professional and consulting fees incurred in connection with our January 2011 U.S. public offering and our Mobclix acquisition, together with $500,000 of additional share-based compensation expense. During the fourth quarter of 2010, G&A expenses increased due to annual bonus accruals and the inclusion of Mobclix. During the first quarter of 2011, we incurred $3.0 million in additional share-based compensation expense due to the vesting of certain performance-based awards.

Sales and marketing and research and development expenses generally increased over the five quarters ended March 31, 2011 as we increased our sales and marketing personnel to support expansion of our business and increased the number of technology, innovation and product development personnel allocated to support our sales activities.

Adjusted Net Income and Adjusted EBITDA

Set forth below is a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income (loss) before non-controlling interest, the most comparable GAAP measure, for each of the periods indicated:

	For the Three Months Ended
	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010
	(unaudited, in thousands)
Net income (loss)	$(15,923)	$1,968	$(6,067)	$(6,404)	$(5,247)
Adjustments:
Foreign exchange (gains) losses	(378)	674	(1,004)	1,195	861
Non-cash share based compensation	6,562	945	2,920	1,482	925
Non-recurring and acquisition-related expenses	2,282	6,364	—	—	—
Loss from equity method investments	1,458	2,776	—	—	—
Depreciation and amortization — acquisition related	795	784	295	280	276

Adjusted net income (loss)	$(5,204)	$13,511	$(3,856)	$(3,447)	$(3,185)

Loss (gain) from equity method investments — other	(493)	(268)	630	978	499
Depreciation and amortization — other	2,959	3,251	2,548	2,404	2,293
Income tax expense (benefit)	2,237	3,101	1,110	(228)	(212)
Interest expense, net	1,704	2,876	2,826	1,305	1,062
Other expense	76	—	—	—	—

Adjusted EBITDA	$1,279	$22,471	$3,258	$1,012	$457

See "Summary Historical Consolidated Financial Data" for an explanation of why we use Adjusted Net Income and Adjusted EBITDA.

Liquidity and Capital Resources

Since our inception we have financed our operations and acquisitions primarily through sales of our ordinary shares, borrowings under our bank credit facilities and cash generated from our operations. As of March 31, 2011, we had $72.1 million in cash and cash equivalents. We generally deposit our excess cash in interest bearing bank accounts, and did not have investments in marketable securities as of March 31, 2011.

On May 3, 2006, we were admitted and commenced trading in our ordinary shares on AIM. In connection with the initial public offering and placement of ordinary shares on AIM, 10,000,000 new ordinary shares were issued at a placing price of £1.00 per share, with gross proceeds of £10 million. In October 2007, we issued 3,580,000 additional ordinary shares at a price of £2.10 per share in a public offering, with gross proceeds of approximately £7.5 million. In October 2009, we issued 1,820,000 additional ordinary shares at a price of £1.60 per share, with gross proceeds of approximately £2.9 million. In connection with our U.S. public offering in January 2011, we issued 12,500,000 new ordinary shares at a price of $12.00 per share, with net proceeds after underwriters' discounts and estimated offering expenses of $134.2 million.

As of March 31, 2011, we had $29.7 million in outstanding long-term debt and short-term financings, excluding unamortized debt discount of $265,000. The effective interest rates to finance our borrowings as of March 31, 2011 ranged from 3.56% to 14.5%.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Cash generated from (used in):
Operating activities	$(20,473)	$(5,583)	$(9,870)	$(3,277)	$3,727
Investing activities	(16,947)	(4,381)	(23,734)	(20,911)	(20,655)
Financing activities	89,955	6,700	32,186	28,016	14,984
Effect of exchange rate fluctuations	2,244	(274)	(883)	1,506	(351)

Increase (decrease) in cash and cash equivalents	$54,779	$(3,538)	$(2,301)	$5,334	$(2,295)

In September 2010, we acquired Mobclix, Inc. and paid at closing approximately $1.1 million in cash and issued 150,220 shares to former Mobclix stockholders and creditors. We paid an additional $8.5 million to former Mobclix shareholders and an additional $731,000 in employee bonuses in the three months ended March 31, 2011. On May 1, 2011, we entered into an amendment to the Mobclix acquisition agreement, whereby we have fixed the prior contingent amounts payable to former Mobclix stockholders at $17.3 million. In addition, we have agreed to pay an amount contingent on achievement of certain adjusted financial targets by mGage Exchange for the year ending December 31, 2011, in an amount of up to $5 million. Each of these amounts are payable following completion of our December 31, 2011 financial results in cash or our ordinary shares at our discretion.

Operating Activities.    Net cash used in operating activities was $20.5 million for the three months ended March 31, 2011 compared to $5.6 million for the same period in 2010. The increase in cash used in operating activities was due to higher third-party costs, and cash used to pay down a significant amount of accounts payable and accrued liabilities with proceeds from our January 2011 U.S. public offering.

Net cash used in operating activities for 2010 was $9.9 million, compared to $3.3 million for 2009. The increase in cash used in operating activities was due to higher third-party costs compared to 2009, offset by an extension of accounts payables.

Net cash used in operating activities for 2009 was $3.3 million, compared to $3.7 million generated from operating activities for 2008. The decrease in cash provided by operating activities was primarily due to the acquisition of Ad Infuse, Inc. which required the infusion of significant working capital to fund losses relating to Ad Infuse, associated reorganization costs following the acquisition and delay in payments from customers due to the adverse economic climate, offset by an increase in accounts payable.

Some of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets. Our days sales outstanding (DSOs) is calculated based on trade receivables, which includes only amounts invoiced as of the balance sheet date. Our DSOs have historically decreased during the first and second quarter, and increased during the third and fourth quarters, due to the seasonal nature of our business. DSOs based on trailing 12 months' revenue were 113 as of March 31, 2011 compared to 121 and 131 as of December 31, 2010 and 2009, respectively. We have historically collected all amounts due from our customers, even from those customers with balances with longer aging, as evidenced by our insignificant bad debt expense for 2010, 2009 and 2008. We do evaluate receivables on a customer specific basis and record a reserve based on relevant facts and circumstances as deemed necessary. Accordingly, during the three months ended March 31, 2011 we recorded an increase in the provision for doubtful accounts by $419,000 primarily related to one customer subject to currency control restrictions.

Investing Activities.    Net cash used in investing activities was $16.9 million for the three months ended March 31, 2011 compared to $4.4 million for the same period in 2010. This was primarily due to additional investments in software development, which we capitalize, and payment of the deferred consideration to the former owners of Mobclix for the three months ended March 31, 2011.

Net cash used in investing activities for 2010 was $23.7 million compared to $20.9 million for 2009. This increase was primarily due to our investment in property and equipment, software development which we capitalized, and investment in subsidiaries, including the acquisition of Media Cannon in June 2010 and Mobclix on September 30, 2010.

Net cash used in investing activities for 2009 was $20.9 million, compared to $20.7 million for 2008. The increase was primarily due to our investment in software development which we capitalized, offset by a decrease in investment in subsidiaries.

Financing Activities.    Net cash generated from financing activities was $90.0 million for the three months ended March 31, 2011 compared to $6.7 million for the same period in 2010. This increase was primarily due to the $134.2 million of net proceeds from our January 2011 U.S. public offering, offset by the repayment of $45.2 million of borrowings.

Net cash generated from financing activities for 2010 was $32.2 million compared to $28.0 million for 2009. The increase in cash generated from financing activities was primarily due to our draw-down of additional borrowings under a new five year term loan in the amount of €15.0 million (approximately $19.9 million) of which $19.9 million was drawn down as of December 31, 2010, and $5.0 million of additional loans under our existing term loan facilities and additional funding under our working capital facilities. This was partially offset by repayment of some of our borrowings under our working capital facilities.

Net cash generated from financing activities for 2009 was $28.0 million, compared to $15.0 million for 2008. The $13.0 million increase in cash generated from financing activities was primarily due to our issuance of 1.8 million new ordinary shares to institutional and other investors in October 2009 for gross proceeds of £2.9 million ($4.3 million), new debt financing we incurred in 2009 pursuant to our borrowing facilities with Thor Luxembourg S.à.r.L, and our draw-down on additional working capital and accounts receivable factoring facilities. None of our working capital and accounts receivable factoring facilities individually exceeded $3.0 million in maximum available principal.

We have transferred certain trade receivables to financial institutions that are accounted for as secured borrowings and have therefore been reclassified to short-term financing on the consolidated balance sheets. The transferred receivables serve as collateral under the receivable sales facilities. The carrying value of the collateralized receivables approximates the carrying value of the equivalent secured borrowings.

As of March 31, 2011, we had pledged $6.1 million of our accounts receivable as security against long-term debt and short-term financings and issued group guarantees for long-term debt and short-term financings of $22.6 million. For further information about our outstanding long-term debt and short-term financings, see Note 11 to notes to consolidated financial statements. With the proceeds of our January 2011 U.S. public offering we repaid $45.2 million of our debt outstanding as of December 31, 2010.

Although we have an overall accumulated deficit of $35.2 million, we have unremitted positive earnings in certain jurisdictions of approximately $67.1 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on the ability to remit dividends, including: (1) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (2) each company with unremitted earnings may not have sufficient cash available to make such a distribution.

Contractual Obligations

Our contractual obligations and other commitments as of December 31, 2010 were as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Borrowings	$71,573	$50,719	$950	$19,904	$—
Interest payment obligations(1)	9,345	3,825	2,875	2,645	—
Operating lease obligations	13,218	2,756	4,926	2,769	2,767
Mobclix deferred obligation	10,656	8,656	2,000	—	—

Total	$104,792	$65,956	$10,751	$25,318	$2,767

(1)
Interest payment obligations are based on December 31, 2010 interest rates as disclosed in Note 11 to the notes to consolidated financial statements. On January 28, 2011 we raised approximately $134.2 million in net proceeds from a U.S. public offering. With these proceeds we repaid approximately $45.2 million in outstanding debt.

The above table does not reflect the effect of our May 2011 amendment to the Mobclix acquisition agreement discussed below. Pursuant to this amendment, we have fixed the prior contingent amounts payable following completion of our December 31, 2011 financial results at $17.3 million which would be reflected in the column for payments due in one to three years. In addition, we have agreed to pay an additional amount of up to $5 million contingent upon the achievement of certain financial results of mGage Exchange. Each of these payments may be paid in cash or our ordinary shares at our discretion and the amount and form of payment will be determined at the date of payment. The contingent amount was not included in the table above due to our inability to predict the amount and timing of the cash portion of the payment. See Note 7 to the notes to consolidated financial statements contained elsewhere in this prospectus.

Operating lease obligations consist of future minimum payments under non-cancellable operating leases. The table above reflects only payment obligations that are fixed and determinable.

Contingent Obligations and Off-Balance Sheet Arrangements

On September 30, 2010, upon the acquisition of Mobclix we paid at closing approximately $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with an estimated fair value of $1.5 million. The estimated fair value per share of £6.12 ($9.68) was based on the closing price of our ordinary shares on AIM on the date of acquisition, September 30, 2010. We paid an additional $9.2 million in cash for deferred consideration and employee bonuses during the three months ended March 31, 2011. As of May, 2011, we have entered into Amendment No. 1 to the Mobclix acquisition agreement, whereby we have agreed to pay $17.3 million to former Mobclix stockholders in lieu of the contingent consideration originally payable based upon the financial performance of Mobclix. In addition, we have agreed to continue to pay, on March 1, 2012, an amount contingent on the performance of mGage Exchange for the year ending December 31, 2011, based upon achievement of certain financial targets, in an amount of up to $5 million. If such targets are not achieved, no additional contingent consideration will be payable beyond the $17.3 million. Such amounts may be payable in cash or our ordinary shares at our discretion.

We periodically establish irrevocable bank guarantees in favor of customers in connection with campaigns in order to secure our guarantee of minimum net revenue or to cover the costs of a campaign. As of March 31, 2011 and December 31, 2010 and 2009, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.1 million, $1.1 million and $7.0 million, respectively. The guarantees are short-term in nature and expire once minimum revenue levels have been achieved in the campaign. We have historically not had any balances drawn down under bank guarantees during the periods we have been required to obtain them. Since the probability that execution on these guarantees will occur is remote, we have determined that the fair value of the guarantees is immaterial. Accordingly, we made no accruals for expenses related to performance guarantees for any period presented.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Certain provisions of the new guidance became effective for our fiscal year beginning on January 1, 2011 and it had no impact on our financial statements.

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple-deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor-specific objective evidence (VSOE) and third-party evidence (TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures and is effective for fiscal years beginning on or after June 15, 2010. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have adopted the new guidance on a prospective basis beginning January 1, 2011. There was no material impact to our financial statements upon adoption and we do not anticipate any ongoing impact in future periods from existing arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.

Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.

Foreign Currency Risk

Our reporting currency is the U.S. dollar. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As of March 31, 2011, we had operations in Europe, including Greece, the U.K., Bulgaria and the Ukraine, the U.S. and joint ventures or equity investments in China and India. Our reporting currency is the U.S. dollar, although the functional currencies of our subsidiaries include the U.S. dollar, euro, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee and Chinese yuan. Personnel and facilities-related expenses are incurred in local currencies, although substantially all of our other expenses are incurred in the U.S. dollar or euro. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies against the U.S. dollar or the euro. Therefore, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar or the euro, and foreign currency exchange rate fluctuations may adversely affect our financial results in the future.

For the three months ended March 31, 2011, approximately 57% of our revenue was payable in euros. This is compared to 77% and 75% for the years ended December 31, 2010 and 2009, respectively. We expect the concentration of euro denominated revenue to continue to decrease compared to historical levels as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will negatively impact revenue but positively impact costs and expenses, as reported in U.S. dollars. Any decline in the value of the dollar compared to the euro will positively impact revenue and negatively impact costs and expenses, as reported in U.S. dollars.

We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure shareholders that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted.

Interest Rate Risk

As of March 31, 2011, we had cash and cash equivalents of $72.1 million. These amounts are held primarily in cash and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature and floating interest rates of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Due to the low margin earned on these funds we do not believe a 10% change in interest rates would have a significant impact on our operating results, future earnings, or liquidity.

We are exposed to interest rate risk related to our short term financing and long term debt, which are primarily denominated in euros with floating interest rates that are linked to Euribor plus a margin ranging between 4% to 7%. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. Our fixed rate debt is not significant as of March 31, 2011. A potential increase or decrease of Euribor by 1% would increase or decrease interest expense and cash paid for interest for the remainder of 2011 by $210,000 based on the $28.0 million of variable rate debt outstanding as of March 31, 2011.

Credit Risk

We do not have significant concentrations of credit risk relating to our trade receivables and cash investments. The majority of our credit risk as of March 31, 2011 is attributable to trade receivables and accrued contract receivables amounting to $75.7 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.

Liquidity Risk

Our financing requirements have significantly increased due to the expansion of our business, which has in the past been funded primarily through proceeds received from public offerings of our ordinary shares and debt financings. Nevertheless, we monitor our risk to a shortage of funds using a recurring cash flow planning model. Our objective is to maintain a balance between continuity of funding and flexibility through the availability of bank credit lines and the generation of positive operating cash flows.

Business

Overview

We are a leading global provider of mobile marketing and advertising technology that enables brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel. We have the ability to conduct campaigns in over 50 countries and reach 3.7 billion global consumers.

We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.

Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 2.5 billion new data facts daily.

We believe the mobile device is emerging as the principal interactive channel for brands to reach consumers since it is the only media platform that has access to the consumer virtually anytime and anywhere. This is further driven by the continued growth of wireless data subscribers, the proliferation of mobile devices, smartphones and advanced wireless networks, and the increased provision of third-party mobile content, applications and services. Increasingly, brands and advertising agencies are recognizing the unique benefits of the mobile channel and they are seeking to maximize its potential by integrating mobile media within their overall advertising and marketing campaigns. Our platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the complexity of implementing mobile marketing and advertising campaigns globally.

Our total revenue has grown to $116.3 million for the year ended December 31, 2010, an increase of 29% from $90.0 million for the year ended December 31, 2009, and an increase of 88%, from $62.0 million for the year ended December 31, 2008.

For the three months ended March 31, 2011, our total revenue was $29.6 million, an increase of $13.3 million, or 82%, compared to the same period in 2010.

Industry Background

Our industry is broadly divided into two separate but complementary activities: "advertising" and "marketing." Advertising raises awareness and fosters positive perceptions of a product, service or company through brand-building or individually-targeted campaigns, including television, print, radio, outdoor advertising, online and mobile campaigns that promote a specific product or service. In contrast, marketing activities occur once the consumer decides to interact with the brand, and are focused on convincing the consumer to take action, for example request information, opt-in to a campaign, or make a purchase.

The marketing and advertising industry is currently in a period of transition. Businesses that sell products and services, which we refer to as "brands," such as AT&T Inc., General Motors Company, Johnson &

Johnson, PepsiCo, Inc., Unilever plc, and Vodafone Group plc, need to reach and engage consumers more cost effectively. Advertising agencies that are responsible for promoting their clients' brands across all media want to improve response rates, better meet their clients' campaign objectives and take advantage of data collection and analytics across all media platforms. Mobile operators, which can also act as brands, control the underlying mobile data infrastructure and media delivery channel and need to maximize revenue by increasing average revenue per user, reducing subscriber churn, enhancing brand loyalty and efficiently selling mobile advertising inventory. Other participants in the industry include advertising networks, which aggregate and match demand for advertising space with available inventory, and publishers and media groups, which need to improve monetization of their interactive or traditional media assets across all media platforms, including mobile.

Historically, these participants have struggled to meet their marketing and advertising objectives via traditional impression-based media. Mobile marketing and advertising campaigns offer the ability to reach broad, global audiences cost effectively, leveraging interactive, targeted and measurable campaigns that combine brand building with direct consumer response. As a result, brands, advertising agencies, mobile operators and media companies are increasingly turning to mobile media.

Mobile devices have become one of the most widely used means of communication globally. Significant technological advancements have and are continuing to provide mobile users with increased access to features previously available only on PCs, such as Internet browsing, email and social networking. As mobile devices have evolved, they have begun to enable brands and advertising agencies to interact with consumers virtually anytime and anywhere, optimizing engagement with other traditional media while lowering the cost of customer acquisition and retention.

As a result, mobile devices have emerged as an important media method for brands and advertising agencies to interact with consumers. According to ABI Research, mobile marketing and advertising spending is expected to increase from $1.6 billion in 2007 to nearly $29 billion in 2014. We believe this growth is attributable to the following drivers:

Continued growth in the number of wireless data subscribers globally.    The number of consumers accessing the Internet and data services through their mobile device is rapidly increasing, driven by operators offering flat-rate data plans as well as the deployment of next generation wireless data networks and advances in mobile devices. Moreover, a growing number of consumers use the mobile device as their primary means to access the Internet. According to Informa Telecoms & Media, the total number of mobile subscriptions across the globe will rise from over 4.7 billion at the end of 2009 to over 6.7 billion at the end of 2014.

Proliferation of smartphones and advanced wireless networks.    Mobile device manufacturers are rapidly introducing advanced, converged mobile computing devices, commonly known as smartphones. Smartphones have faster processors, increased memory and larger, high-resolution screens and are capable of supporting advanced operating systems and rich media applications. Additionally, mobile operators continue to invest in next generation wireless data networks, enabling the delivery of interactive personalized digital media to the mobile device.

Increased provision of third-party mobile content, applications and data services.    Mobile operators traditionally limited the ability of subscribers to access third-party services, but more recently have been enabling third-party content, application and data services in an effort both to retain their current subscriber base and increase subscriber and mobile data revenue growth. This increased flexibility allows consumers directly and more freely to access Internet content from their mobile devices without going through the mobile operator's portal, a practice commonly referred to as off-deck content browsing.

Mobile marketing and advertising also offer certain unique benefits to brands, advertising agencies, mobile operators and media companies. These benefits include the ability to:

Reach, target, engage and retain consumers.    Unlike other media platforms, mobile devices cover a very large installed base and enable access to consumers virtually anytime and anywhere, allowing real time interaction and engagement. By using a mobile device, campaigns can be further targeted to consumers based on interest, demographic profile and behavioral characteristics, thereby enabling brands, advertising agencies, mobile operators and media companies to effectively engage consumers in interactive, measurable advertising and marketing campaigns. This creates a more 'sticky' environment in which brands and advertising agencies can have more extensive and interactive communication with consumers, and offer campaigns that are more relevant to consumers. Furthermore, our solutions may be tailored to the needs of certain industries such as fast moving consumer goods, pharmaceuticals, financial, travel and entertainment, thereby enabling the relationship between the brand and the consumer to strengthen by increasing the relevancy of the campaign and usefulness of the services.

Measure the consumer engagement.    Unlike other media platforms, the mobile device is used by the consumer more frequently and over longer periods, providing greater opportunities to generate data on where, when and how a consumer responds to a marketing or advertising message. Brands, advertising agencies, mobile operators and media companies can leverage this data to motivate a specific consumer action (e.g., a product purchase) at critical moments (e.g., when choosing between products) or at a distinct location (e.g., a nearby retailer).

Integrate, measure and optimize engagement with traditional media.    Through the mobile device, multi-channel marketing and advertising campaigns involving multiple types of media, including television, print, radio and outdoor advertising, can be integrated and accurately measured, resulting in improved returns on overall marketing and advertising spending. For example, an outdoor advertisement can direct a consumer to request information, enter a contest, or redeem rewards, loyalty points or coupons by responding to a mobile text message or short code featured in the advertisement. By responding, consumers create measurable activity that enables the evaluation of the effectiveness of the outdoor advertisement.

Industry Challenges

Notwithstanding the market opportunity and the unique benefits provided by mobile marketing and advertising, brands, advertising agencies, mobile operators and media companies have faced significant challenges in delivering global, comprehensive and cost effective mobile marketing and advertising campaigns, including the following:

The industry is highly complex with many disparate participants and point solution providers.    The diversity of industry participants, including advertising networks, publishers, media groups and mobile operators, has made it difficult for brands and advertising agencies to efficiently and effectively incorporate mobile media as a significant part of their marketing and advertising budgets. Although there are numerous local point solution providers, few participants offer a comprehensive, integrated platform with global reach. As a result, it can be difficult and costly to execute a standardized and seamless roll-out of a multi-national mobile marketing and advertising campaign without requiring significant resources to technically integrate, aggregate and reconcile data from various local independent single point solution providers.

A diversity of mobile operators and devices has resulted in significant technical complexity.    There are hundreds of mobile operators globally, each with unique specifications such as different browsers and mobile data gateway configurations. There are also many different mobile devices, each with separate hardware, software and service delivery configurations. This combination, together with the proliferation of rich and interactive online content, increases the complexity for brands and advertising agencies seeking to implement global mobile marketing and advertising strategies. Brands and advertising agencies have had to adapt content and manage global marketing and advertising campaigns that are compatible with each of these different operator specifications and mobile device capabilities, increasing the cost and reducing the measurability of global campaigns. Brands, advertising agencies, mobile operators and media companies are increasingly seeking technology solutions that are easy to implement without technological expertise.

Measuring campaign performance can be difficult.    Brands, advertising agencies, mobile operators and media companies ideally need to obtain, compare and analyze campaign performance data in real time in order to optimize the effectiveness of the campaign and effectively allocate their marketing and advertising budgets. The proliferation of new media formats and channels, and the need to integrate, compare and analyze campaign performance data across media types from different providers, has limited the ability to measure the overall campaign performance. Additionally, brands, advertising agencies, mobile operators and media companies have had to rely on third-party mobile ad networks to serve campaigns, which retain the campaign data in their own internal systems, increasing cost and limiting the ability to effectively measure the underlying campaign and optimize its success.

Consumer data protection and regulatory requirements have increased the complexity and cost of large scale, multi-national marketing and advertising campaigns.    Marketing and advertising campaigns must comply with regulations and best practices regarding data collection and consumer privacy that may restrict data collection and management that have been adopted by a number of countries and mobile operators. For example, certain European countries require that personal data remain in the country in which it is collected from the consumer. As a result, a marketing and advertising campaign complying with applicable regulations becomes complex and costly to integrate simultaneously across multiple countries, and may require that both primary and back-up storage be maintained within a country or region.

As a result of these challenges, brands, advertising agencies, mobile operators and media companies have been frustrated in their ability to develop integrated, comprehensive mobile marketing strategies effective across all media. We believe that brands, advertising agencies, mobile operators and media companies seeking to implement more precisely targeted, interactive and measurable marketing and advertising campaigns need an integrated, easy-to-use, end-to-end campaign management platform that can leverage the unique capabilities of interactive digital media, and in particular mobile media, to improve the return on marketing and advertising investments.

The Velti Solution

Our proprietary Velti mGage platform addresses the challenges in delivering global, comprehensive and cost-effective mobile marketing and advertising campaigns by providing an end-to-end, global integrated mobile marketing and advertising campaign platform. We believe we are the largest independent, end-to-end mobile marketing and advertising campaign platform provider. We have made significant investments in our platform in order to integrate and manage multiple carrier platforms, multiple standards, and support for thousands of types of mobile devices, including smartphones and mobile tablet computers. Our open architecture allows third-party solutions to be seamlessly integrated into our platform, enabling the integration, comparison and analysis of user activity data from different providers. Our breadth of functionality and global reach enable us to be a leading one-stop-shop for brands, advertising agencies, mobile operators and media companies looking to deliver multi-national mobile marketing and advertising campaigns without requiring significant resources coordinating various, local single point solution providers. We offer customers the following:

Mobile Exchange

Our mGage Exchange is designed to provide advertising agencies, ad networks and brands with greater flexibility, transparency and optimization of mobile ad campaigns, mGage Exchange also enables publishers to maximize revenue. Addressing the mobile buying and selling needs of agencies, ad networks, and publishers, mGage Exchange leverages the Velti mGage mobile marketing platform. Agencies can research, plan, execute, track and optimize mobile marketing campaigns from a central location based on the advanced analytic and reporting functionality. Brands are able to track buys from the first impression through post-click and compare how campaigns are performing across all media inventories.

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  Ad Planning and Buying.  We provide both media buyers and planners a platform that allows the booking, optimization and tracking of mobile advertising and marketing campaigns. We also allow them to use mobile devices as a feedback channel to track the effectiveness of traditional media channels, including TV, print, outdoor, radio, and Internet-based media. These traditional channels thus become more measurable. We also allow our customers to create targeted campaigns that span different mobile media, including text, mobile Internet, video, audio and mobile applications, such as games, and then track the effectiveness of each campaign.

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  Ad Serving and Mediation.  Our ad serving and ad mediation technology manages and optimizes mobile advertising campaigns. Our mobile operators and media customers can set rules to control the impressions they deliver based on demographic information, location, and mobile device. They may also use a single, intuitive online interface to assess campaign performance using near real-time data and further adjust campaign delivery. Our ad router simplifies mediation and increases advertising revenue by improving network optimization and sell-through rates.

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  Permission-Based Advertising.  We work with mobile operators and media companies to create new advertising inventory through permission-based programs. These programs include marketing and technology to encourage consumers to opt-in to receive targeted and qualified advertising offers. Strict opt-in and opt-out procedures are followed and rewards are provided to consumers in coordination with our customers. Advertising inventory is aimed at major consumer brands and advertising agencies thus ensuring high quality and relevance. These programs enable mobile operators to both increase their revenue and enhance the retention of their customers.

Mobile Marketing and Mobile CRM

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  Loyalty Programs.  Through our "Top Codes" program, we allow mobile operators to reward subscribers for topping-up their pre-paid mobile account or spending above a predetermined amount on their mobile bill, both with the goal of leading to higher recurring consumer spending and greater consumer loyalty. Through the "Velti Mobile Communities" program, we help mobile operators and marketers create mobile communities that help retain, manage, and grow their consumer base. Mobile communities are formed from an opt-in database that supports a broad range of loyalty programs and mobile advertising and marketing interactions. The database's value is maximized by the collection of detailed subscriber information.

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  Large Scale Campaigns.  Our large scale campaigns reach mass audiences and also create permission marketing (opt-in) communities by recruiting consumers for future targeted mobile marketing programs. We have organized and managed large scale campaigns for more than 20 operators in four continents through offering: targeted consumer questions to help the mobile operator understand and segment their customer base; games and activities that encourage consumer participation; and additional promotional opportunities for the mobile operator that are incorporated into the consumer experience.

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  Mobile Portals.  We build and manage mobile portals or provide mobile websites and landing pages within existing portals. Our Velti Mobile Portal solutions help mobile operators and media companies offer premium content to consumers with the goal of improving loyalty, subscriber interaction and the user experience.

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  Multi-Channel Marketing Activities.   We address multi-channel marketing by supporting community activities through a combined web, mobile web, SMS and third-party social networking single community structure, marketing and content program. This builds thematic operator and brand communities. Subscribers may push, pull, publish and distribute content to other established online social networks (e.g. Facebook, Twitter) via their mobile handset or through a single point from within their online accounts with the goal of fostering a community that becomes an interactive arena for the introduction of new services, branded promotions, incentives and contests.

Data, Optimization and Analytics

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  Optimization of marketing and advertising campaigns as a result of deep operating expertise and breadth of customer data.  Our interactions with hundreds of brands, advertising agencies, mobile operators and media companies have provided us with deep industry expertise. Our experience conducting thousands of marketing and advertising campaigns has provided us with unique insight on how to optimize campaigns based upon a variety of targeting data, including geography, demographics, behavior, time of response and message content. We have a team of innovation engineers skilled in dedicated analytics that processes and analyzes data to enable campaigns to leverage the performance data received from one campaign to the next. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 2.5 billion new data facts daily.

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  Integration and measurability across all media types.  Our platform allows brands, advertising agencies, mobile operators and media companies to integrate the benefits of mobile media interactivity with traditional, impression-based media including television, print, radio and outdoor advertising in order to enhance the tracking and measurability of traditional media. Our platform is compatible across multiple media formats, and optimizes rich media and interactive online content. For example, we completed a campaign with BabyCenter for Johnson & Johnson where pregnant women were asked to text their expected due date to a short code. This allowed BabyCenter to send targeted information and offers corresponding to the applicable stage of the pregnancy. The campaign also allowed expectant mothers to join a mobile local area support network for pregnant women, and an opportunity to register for mobile alerts, thus increasing brand loyalty.

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  Enhanced measurement and analysis of marketing campaign effectiveness.  Our Velti mGage analytics and measurement software modules provides end-to-end tracking and reporting of consumer engagement in response to marketing campaigns, across all media platforms, including traditional, online and mobile. Our platform also easily integrates, compares and analyzes performance data from different point solution providers to enhance the ability to measure the overall campaign performance. Our customers are able to view the entire breadth of consumer engagement and then make data-driven decisions to refine their execution of marketing and advertising campaigns in real time. This increases the effectiveness of the campaign, and, ultimately, our customers' return on investment.

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  Easy-to-use, automated mobile marketing and advertising campaigns through a data-driven platform.  We automate the marketing process by allowing our customers to design and implement global mobile marketing and advertising campaigns with minimal technical expertise. We have developed both an easy-to-use, drag-and-drop interface, as well as 70 step-by-step, automated mobile marketing campaign creation templates, corresponding to tested best practices, which enable brands, advertising agencies, mobile operators and media companies to run a mobile campaign without technical expertise. Additionally, our platform, and our geographically dispersed data centers, enable marketing and advertising campaigns to easily comply with regulations and best practices regarding data collection and consumer privacy across multiple countries, further reducing the overall cost of the campaign for our customers.

Scalable and Flexible Business Model

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  We believe that the combination of our scalable and flexible business model and the application of our flexible pricing model allow us to align our interests with our customers' mobile marketing and advertising needs. With our flexible pricing model, we may charge a SaaS usage fee (based on the modules of our platform that customers are using), a transactions-based or performance-based SaaS fee (based upon the achievement of certain performance metrics), a license or software fee or an efforts-based fee for managed or professional services.

Our Strategy

Our objective is to be the leading global provider of mobile marketing and advertising solutions across multiple media. We intend to make it easier and more cost effective for brands, advertising agencies, mobile operators and media companies to take advantage of the unique benefits of mobile marketing and advertising campaigns, thereby further facilitating the growth in this market. The principal elements of our strategy are to:

Capitalize upon existing customer relationships and acquire new customers as our market expands.    We intend to capitalize on our deep, trusted customer relationships to broaden the adoption of our solutions as our customers' mobile marketing and advertising budgets and campaign requirements increase over time. We also intend to aggressively acquire new customers, educating them regarding the benefits of mobile marketing and advertising, the breadth and uniqueness of our solutions, and our ability to satisfy their global marketing and advertising campaign requirements.

Deepen existing and add new advertising agency relationships.    Advertising agencies provide important strategic advice to brands on the execution of marketing and advertising strategies while brands often delegate control to an advertising agency over a significant portion of the brand's marketing and advertising budget. We intend to continue to build and deepen our relationships with advertising agencies by continuing to increase our dedicated agency sales force, to enable us to accelerate the acquisition of new brands and deepen our relationships with existing brand and media customers.

Grow revenue and enhance profitability by emphasizing the marketing portion of mobile campaigns.    Mobile marketing enables brands and advertising agencies to engage and build long-term relationships with consumers, which we believe causes the market opportunity for mobile marketing to be greater than the market for mobile advertising. Our fully integrated marketing and advertising platform allows our customers to use both mobile and traditional media to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into customers by triggering a desired action and actively manage the relationship with the consumer through the mobile channel. By focusing on the entire campaign lifecycle, we are positioned to take advantage of the significant marketing budget dedicated to maintaining customer relationships and marketing additional goods and services to existing customers.

Enable our platform by addressing technology shifts in mobile devices and computing.    We believe the mobile device marketplace by its nature undergoes constant change as new technologies and products emerge. In particular, we believe that smartphone devices as well as tablet computers with mobile capabilities are growing and becoming increasingly important components of mobile communications. We devote significant resources to address this evolving technology landscape with robust application interfaces for our platform that ensures we will be well positioned to address the mobile marketplace as consumer device preferences evolve.

Extend our leadership position by continuing to invest in our platform.    We believe that the technical capabilities of our platform significantly surpass the ability of our competitors to provide brands, advertising agencies, mobile operators and media companies a comprehensive view of a consumer's interaction and engagement across a variety of media. Our recent research and development activities have been focused on enhancements to our platform, resulting in the release of our Velti mGage platform, an online, fully integrated end-to-end mobile marketing and advertising platform launched in January 2010. We intend to continue to invest in, and enhance the functionality of Velti mGage and develop new technology solutions to further strengthen and broaden our end-to-end platform. Generally, we target new releases of our software every eight weeks to meet the evolving needs of our customers and address potential new customers and markets.

Encourage the adoption of our platform by third parties.    Our Velti mGage platform provides a scalable, open architecture platform with application programming interfaces, or APIs, that allows third parties, including content delivery platform providers, application providers, campaign optimization specialists, mobile ad networks, and analytic and billing providers, to use the Velti mGage platform to execute marketing and advertising campaigns as well as to create new business opportunities and technology innovations. We have designed our platform to become central to the creation of a connected, global mobile marketing and advertising marketplace, and we believe that this platform will form the basis for a global mobile marketing and advertising ecosystem.

Continue global expansion and strategically pursue partnerships and acquisitions.    We intend to continue our geographic expansion into additional markets over time as needed in order to support our current and prospective customers and to expand our business. In addition, we will continue to evaluate and pursue strategic partnerships and acquisitions, to further strengthen our platform, increase our geographic presence, expand relationships and enter into adjacent markets. Examples of types of opportunities we have pursued include our:

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  acquisition of Mobclix;

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  acquisition of Media Cannon;

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  acquisition of Ad Infuse;

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  acquisition of M Telecom;

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  joint venture with HT Media in India to form HT Mobile Solutions; and

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  investment in CASEE in China, with the proposed acquisition of the remaining equity interests in CASEE anticipated to be completed in 2011.

Our Platform

The Velti MIR Framework

The Velti MIR framework — Media-Interaction-Response — is our approach to addressing the fundamental marketing processes of Reach, Engage, Convert, Analyze and Remarket. The MIR framework addresses all aspects of mobile marketing, from planning, to granular targeting, buying media, building a dialogue with the target audience, and converting the target audience into customers. The MIR framework can then track and measure the performance of the entire interaction in order to continue the dialogue and secure the consumer's loyalty. Velti mGage, a complete solution to power end-to-end mobile marketing and advertising campaigns, provides the tools to enable the MIR framework across all phases of mobile marketing.

In January 2010, we launched Velti mGage, an enhanced release of our platform providing an online, fully integrated mobile marketing and advertising platform. Velti mGage is built on a modular architecture designed to handle the full life cycle of mobile marketing and advertising, including campaign and media planning, ad serving and routing, mobile websites, marketing, CRM, analytics and reporting requirements, in one end-to-end platform.

Velti mGage Exchange

Velti mGage Exchange, a global mobile media exchange, is designed to provide advertising agencies, ad networks and brands with greater flexibility, transparency and optimization of mobile ad campaigns, and to enable publishers to maximize revenue.

Agencies can research, plan, execute, track and optimize mobile marketing campaigns from a central location based on the advanced analytic and reporting functionality available through the Exchange. Brands are able to track advertising purchases from the first impression through post-click and compare campaign performance across all media inventories. The mGage Exchange integrates multiple exchanges, including two public and multiple private exchanges, as follows:

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  Public Exchanges: These include the global ad exchange for mobile applications provided by Mobclix, which Velti acquired in 2010, and one of China's largest mobile advertising exchanges, operated by CASEE. The public exchanges match ad networks and agencies with more than 15,000 application and mobile web publishers in a real-time bidding environment.

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  Private Exchanges: These include white label exchanges that create a private marketplace where agencies can work directly with tier one publishers and ad networks discreetly. Publishers, such as media companies and mobile carriers, may also create white label exchanges to privately sell inventory to a select list of agencies, ad networks and brands.

The mGage Exchange offers targeted ad delivery based on relevancy, combined with streamlined campaign planning that enables media buyers to organize ad buys based on price and specific targeted audiences. This advanced planning is then supported with analytics of cross-platform, cross-inventory and end-to-end data, which enables media buyers to target media to optimize post-click performance.

Velti mGage Command (Mobile Media Planning and Buying).    The Velti mGage Command includes a campaign manager and media planner that allow brands, advertising agencies, mobile operators and media companies to plan, book, optimize and track their mobile advertising and marketing campaigns. It includes requests for proposals management as well as the tools necessary to track end-to-end effectiveness of different media channels (including non-mobile channels such as traditional and Internet-based media) and different mobile marketing implementations. The Velti mGage Command provides the ability to plan and track the performance of all mobile, traditional, and Internet-based media campaigns and enables the planning, execution and optimization of campaigns over the campaign lifecycle and across a variety of different mobile media, including text, mobile Internet, video, audio and mobile applications such as games. It can also track the effectiveness of each media buy to determine the cost per acquisition.

Velti mGage Reach.    Velti mGage Reach manages advertising inventories and targeted media buys for advertisers and publishers. Velti mGage Reach consists of two component modules:

  Velti mGage Ad Server.    The Velti mGage Ad Server allows brands, advertising agencies, mobile operators and media companies, as well as advertisers and publishers, to manage mobile advertising campaigns and advertising inventory on a high performance mobile ad server through an intuitive online graphical user interface. Our advertising insertion technology enables the delivery of targeted, personalized advertisements into any media format, including text, mobile websites, video, audio and mobile applications such as games, to any mobile device. Inventory management allows publishers to present their inventory to advertisers in the manner most likely to maximize revenue and enable advertisers to reach their target audience and achieve their campaign goals using the most effective content.

  Velti mGage Ad Router.    The Velti mGage Ad Router enables our customers to optimize yield by managing mobile advertising inventory across multiple sales channels. It also manages the time, location and amount of inventory to be allocated from the publisher to an advertiser based on its selected criteria. It enables cross-medium services using the same content, thus facilitating convergence and optimizing content usage. It also enables management of inventory allocation and control of the acquisition and maintenance of advertising content, allowing the publisher to control terms and access to advertising inventory. Additionally, content owners and editors can easily add and update content. The Velti mGage Ad Router manages customer profiling data and provides the ability for the publisher to manage access to personalization data by the advertising networks.

Velti mGage Marketing and mobile CRM

Velti mGage Create (Mobile Site Builder, App Builder and Content Management).    The Velti mGage Create enables the design and development of mobile applications, mobile portals, landing pages and micro-sites via a drag and drop graphical user interface. Mobile website pages are designed once, and dynamically rendered to optimize pages for individual devices without the need to repeatedly optimize the same content across thousands of types of mobile devices and networks. Mobile sites can be developed to enable activities such as targeted views of customer product information on mobile applications, download mobile content, register to join a mobile club, click through promotional banners to find out about sponsored activities or engage in sponsored incentives and sweepstakes. In addition, content can be shared across various media channels and adapted for mobile use, and is easily integrated with Velti's ad serving and marketing products. Velti mGage Create is integrated with Velti mGage Measure to provide the customer with detailed information and metrics regarding consumer response to the website or portal.

Velti mGage Interact:    Velti mGage Interact provides core customer relationship management functionality to enable brands and advertising agencies to build engagement with their customers. Velti mGage Interact consists of two components:

  Mobile Marketing Suite—Enables non-technical brand marketers or agency staff to quickly create, execute and monitor mobile marketing and advertising campaigns, from the simplest opt-in text messaging campaign to branded mobile communities and loyalty clubs using a template-driven solution. It offers multiple ready-to-use campaign templates that enable the launch of different mobile campaign activities quickly. It empowers the customer to build interactive campaigns in minutes and manages short codes and key words without any carrier interaction. The Velti mGage Mobile Marketing Suite supports key mobile channels and includes a suite of marketing activities, including:

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  text to win;

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  promotions contained on product packaging;

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  couponing, alerts and tips;

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  user generated content, including content where users insert images or video taken in front of a green screen into standardized content;

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  opt-in contests; and

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  mobile communities.

  CRM—Allows brands, advertising agencies, mobile operators and media companies to create and manage a customer opt-in database for advertising, data mining and customer relationship management, or CRM, purposes. The Velti mGage Interact's CRM capability provides a mechanism for tracking customer information by enabling campaign management functions including:

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  identifying target groups within the customer base according to selected criteria or demographics;

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  sending mobile campaign-related material (such as information on special offers) to selected recipients; and

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  tracking, storing and analyzing campaign statistics, including tracking responses and analyzing trends.

  The Velti mGage Interact CRM functionality includes tools to enable marketers to extend their online and offline CRM strategies to mobile applications. It provides for the easy creation of finely segmented mobile CRM databases, automated segmentation based on historic customer responses, and member registration via multiple channels, including messaging, Internet and mobile internet. It also supports multiple mobile media, including SMS, MMS and wireless application protocol, or WAP, to consumers and provides full control of consumer message flow. A flexible application programming interface layer allows partners to connect our CRM component with mobile and Internet registration pages and SMS and MMS service centers.

Velti mGage Measure.    Velti mGage Measure provides end-to-end tracking and reporting of consumer behavior and engagement across media platforms, including traditional, online and mobile. Customers are able to view the entire breadth of consumer engagement and then make data-driven decisions to refine their execution of marketing and advertising campaigns. Velti mGage Measure provides extensive reports in the form of personalized, dynamically configured dashboards, overview data and graphs in an intuitive display of key site metrics, regardless of the mobile website building tool used by the customer, designed to provide information on unique visitor identification, handset capabilities, geography and network recognition. Examples of data presented include:

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  the number of site visits by page, time period, country/state, mobile operator, device model/screen size;

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  the number of unique visitors per page, time period, county/state, mobile operator, device model/screen size;

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  user profile statistics per page, time period, county/state, mobile operator, device model/screen size;

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  entry, exit pages, funnel tracking and click through paths to track visitor behavior; and

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  responses to traditional media campaigns, such as television, print, radio and outdoor advertising, plus online and mobile marketing and advertising campaigns, all tracked and reported on one consolidated platform.

Enabling Technologies

Our enabling technologies used with our platform include:

Third-Party Application Development.    Velti's Software Development Kit, or SDK, allows application developers to connect their applications to the Velti Ad Server and Ad Router product by providing a ready-to-use SDK. The SDK interfaces with operating system features and native applications on a handset, allowing new click-to-actions, such as click-to-mail, click-to-map, and click-to-applications. It includes ready to use creative advertising for applications such as expandable banners, shake-to-animate advertising, full screen interstitials and tickers.

Content Management System (CMS).    Velti's Content Management System, or CMS, allows carriers and publishers to create, manage, transcode, present and deliver all mobile content (text, images, audio, video, java games and applications) on a scalable, robust platform. It features multi-way content ingestion (file uploads, HTTP requests and RSS feeds), advanced digital rights management to protect downloaded content rights, content lifetime management (insertion, approval, expiration and archiving), ready integration with other content sources and performance monitoring troubleshooting tools.

Customers

We have the ability to conduct campaigns in over 50 countries and reach 3.7 billion global consumers and have to date engaged nearly 500 million consumers globally. Brands may engage us either directly, or through an advertising agency. In circumstances where an advertising agency is involved, the advertising agency may either be responsible for our engagement or the brand may have directed its advertising agency to use our services. We work with nearly all major advertising agencies and our relationships with advertising agencies generate projects for us worldwide and provide scalability to our sales effort. For our mobile operator customers, who tend to have more mature mobile marketing strategies, we enable the operator to create new areas of revenue growth, as well as work with the operator as a brand to reduce customer churn and increase their average revenue per user.

Technology and Operations

Our proprietary technology platform is the cornerstone of our business and we believe it will continue to be a key differentiator for us. Our Velti mGage platform is built with a modular, distributed architecture which provides us considerable flexibility in deployment, and enables us to deploy individual software modules as a package or on a standalone basis. This in turn optimizes performance under various hardware and software configurations. Our highly scalable software solutions use a proprietary combination of commercially licensed, open source and custom programmed software, to optimize reliability, cost, efficiency, performance and scalability.

Hosting infrastructure.    Our information technology, or IT, infrastructure is based on a standard, commercially available hardware and includes virtualization technologies and enterprise class load balancers. We have designed and implemented a robust hosting infrastructure with a load-balanced cluster of application servers backed by redundant database servers to permit continuous uptime, and no downtime for maintenance and software upgrades. Our architecture allows components to be distributed between data centers for optimal performance and scalability. Multiple database installations are segmented by geography, customer and application in order to provide additional scalability and flexibility, and to ensure compliance with applicable regulations and best practices regarding data collection and consumer privacy adopted by a number of countries that may restrict data collection and management.

Data center facilities.    We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. This allows us to have redundant, duplicate systems as close as possible to the intended audiences. For information that is subject to regulation, this also permits maintaining personal consumer information within the regulatory jurisdiction. We believe this is an important differentiator of our business. Not only do we maintain fully redundant hardware, but our data centers also have redundant power and connectivity. We contract with industry-recognized IT providers of enterprise-hosting solutions, customized managed-application services and remote operations services, including data centers located in the U.K., California, Texas, Greece, India and China.

Research and Development

We have built a strong internal software development team that has many years of experience in the mobile advertising and marketing industries. As of March 31, 2011, we had 260 engineers and software developers.

Our recent research and development activities have been focused on enhancements to our platform, leading to the release of Velti mGage. Current research and development initiatives continue to focus on Velti mGage, including additional planning and content solutions. Some of these initiatives include enhanced application-based cookie tracking, additional server-based behavioral targeting, additional template development and application programming interfaces and enhanced user interfaces. In addition, we have an internal advanced projects team that is focused on the development of new applications and next generation technologies. We believe that having a dedicated, highly-trained advanced projects team enables us to effectively address the rapidly evolving mobile marketing and advertising services market.

Sales and Marketing

Our sales force is organized into four product categories, with teams concentrating on (i) the Velti mGage Exchange, (ii) our agency platform business, focusing on achieving increased adoption by advertising agencies, (iii) our mobile marketing business, focusing on our brands business globally, including mobile website and application development, and (iv) our performance-based marketing business, focusing on our including our large-scale campaigns and loyalty programs. We are further organized along geographical regions for Europe, the Americas and the rest of the world. As of March 31, 2011, we had 151 employees engaged in sales, marketing and business development. Sales personnel are supported by pre-sales managers who provide technical expertise and in-depth product knowledge, as well as creative pre-sales teams.

As part of our sales process, we typically explain the benefits of our platform and demonstrate our ability to deliver services to potential customers that meet their mobile marketing and advertising campaign goals. As a result, our sales cycle can be relatively long, and can vary significantly between different geographies and customer segments. Our customers will usually perform a pilot prior to full scale deployment, typically lasting one to two months. Mobile operators in particular generally have a rigorous, technology-based sales process and complex decision-making process, however, they are often less likely to switch incumbent vendors once one has been selected. Brands and advertising agencies often engage in a request-for-proposal process that also can consume significant resources without assurance of success.

We have been able to cross-sell additional types of mobile marketing campaigns to existing customers, gradually implementing those campaigns that are successful on a global basis. We have also developed a wide range of informal partnerships with global systems integrators and other local companies, in addition to our joint ventures in and India discussed below, to increase our sales reach to new customers.

Marketing Programs

We conduct a variety of marketing programs, to enhance brand development and leverage our internal branding resources, and to create programs to educate customers. These activities include field marketing, product marketing and sales support through branding, trade advertisements, other online and print advertising, trade press, seminars and trade shows, and ongoing customer communications, as well as through our website, the Velti mGage portal and other print materials. Additionally, we participate in industry, customer and analyst events, and hold local events to better meet the needs of our customers, partners, and joint ventures, including speaking, exhibiting and sponsorship events with brands, agencies, mobile operators and media companies. Our primary marketing events include Mobile World Congress, Ad:Tech and CTIA, the international association for the wireless telecommunication industry.

Customer Service and Technical Support

Brands, advertising agencies, mobile operators and media companies expect a robust and sophisticated customer service function. Accordingly, we devote an integrated customer service team for each of our major customers. These teams are able to proactively service customer needs among our various internal divisions. We also maintain customer service groups for the remainder of our customer base. Our customer service organization is experienced in pre-sales support, creative implementation, project management, integration, account management and technical support located around the world.

Many of our customers, and in particular mobile operators, have high standards for customer service and technical support, which are often defined in service level agreements. We have also emphasized high levels of technical support, including twenty-four hour, seven day a week support services and a specialized technical support line that operates independent of our customer service teams.

Joint Ventures, Equity Method Investments and Recent Acquisitions

We believe that partnering in select markets allows us to leverage our technology without requiring significant upfront investment, and accordingly have invested in the following joint ventures and equity investments:

CASEE — China — Minority Equity Investment

In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. We have converted the note, and own 33% of the outstanding equity of the parent company. We have entered into a non-binding letter of intent to acquire the remaining outstanding equity of the parent company and expect to complete this acquisition during 2011, which, if completed will result in our having 100% ownership of CASEE. One of China's largest mobile advertising exchanges, CASEE creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile Internet to consumers across China for major multi-national companies. Our investment in CASEE does not restrict us from conducting business in China separate from CASEE, and there is no other relationship between us or any rights to our technology provided by us to CASEE. Assuming that we complete the acquisition of the remaining interests in CASEE, we expect to more fully integrate the public exchange business operated by CASEE with the other parts of our mGage Exchange, including the exchange business acquired from Mobclix in 2010.

HT Mobile Solutions — India — Joint Venture

In January 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times newspaper. We own a 35% interest in the joint venture. HT Mobile Solutions services large network operators, brands and advertising agencies, as well as smaller regional companies, in India.

We have an exclusive agreement with HT Media in India for the field of mobile and wireless communication providing mobile marketing solutions for brands, mobile and wireless communication solution for enterprises and value added service and platform solutions for mobile network and service providers. Our agreement with HT Mobile Solutions includes certain restrictions on our ability to enter into competitive business in India until November 2011.

Ad Infuse, Media Cannon and Mobclix Acquisitions

In addition to the expansion of our business through joint ventures and strategic minority investments, we have targeted expansion by strategic acquisitions of key technologies and businesses. As part of this strategy, in May 2009, we acquired Ad Infuse, Inc., a personalized mobile advertising company based in San Francisco, California. Our acquisition of Ad Infuse has enhanced our revenue, global reach, and customer capacity. We have incorporated Ad Infuse's ad services and ad routing technologies with our prior mobile marketing platform to create Velti mGage Mobile Planner to simplify the advertising planning, buying and execution process.

In June 2010, we acquired Media Cannon, Inc., a developer of mobile advertising tools and technology, providing us with an expanded customer base and proprietary solutions that enable a richer mobile advertising and mobile Internet user experience, as well as a series of mobile marketing "post click" interactions.

In September 2010, we acquired Mobclix, Inc., a targeted mobile ad exchange and open marketplace for mobile developers, advertisers, ad networks and agencies to manage ad inventory and increase campaign performance.

We expect to continue to grow by acquisition in future periods.

Competition

Although the market for mobile marketing and advertising solutions is relatively new, it is very competitive. We compete with companies of all sizes in select geographies that offer solutions that compete with single elements of our platform, such as mobile advertising networks, mobile ad serving and ad routing providers, mobile website and content creators, providers of mobile publishing and application development, SMS aggregators or providers of mobile analytics. We compete at times with interactive and traditional advertising agencies that perform mobile marketing and advertising as part of their services to their customers.

As a result of industry developments, some of our competitors may in the future create an integrated platform with features similar to ours, for example, Google Inc.'s acquisition of Admob, Inc. and Apple Inc.'s acquisition of Quattro Wireless, Inc., and the entry of larger companies such as Nokia, AOL, Microsoft and Yahoo! into the mobile media markets. However, we do not directly compete with these companies as we believe we are the only provider of an integrated, end-to-end mobile marketing and mobile advertising platform with a significant global presence.

We believe that the key competitive factors that our customers use in selecting solutions include the availability of:

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  an integrated, scalable and relatively easy to implement platform that can expand the reach of their future campaigns;

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  solutions providing high quality functionality that meet their immediate marketing and advertising needs;

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  sophisticated analytics and reporting;

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  competitive pricing;

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  existing strategic relationships with customers globally;

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  high levels of quality service and support; and

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  a sophisticated and financially stable provider with a proven track record.

We believe that we compete favorably on each of these factors. Our extensive experience managing global marketing and advertising campaigns, together with experienced professional services to implement and integrate these options globally, provides us with an advantage that many of our competitors lack.

The consolidation of our competitors offering point solutions into larger organizations with increased resources is a recent trend in the industry. The effects of such acquisitions on the market are still unclear.

Seasonality

Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates. See "Risk Factors — Because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in sales may not be reflected in our operating results until future periods."

Intellectual Property

We regard the protection of our developed technologies and intellectual property rights as an important element of our business operations and as crucial to our success. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel.

As of March 31, 2011, we held no issued patents and have 16 pending U.S. applications and 3 pending foreign patent applications on file. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.

Legal Proceedings

Indemnification Claims

We currently, and from time to time, are, subject to claims arising in the ordinary course of our business. We are not currently subject to any such claims that we believe could reasonably be expected to have a material and adverse effect on our business, results of operations and financial condition. However, we recently received a letter on behalf of one of our customers notifying us that the customer had received a letter from a third-party which alleged that certain of our customer's applications infringed the patent rights of the third-party. In turn, our customer has alleged that we are obligated to indemnify our customer relating to this matter as the claim allegedly relates to services that we provide to the customer. We are currently investigating the related issues in order to determine how we wish to respond to the matter.

City of London Police

In 2009, the City of London Police conducted an investigation into actions (relating to arrangements in the procurement of a customer contract in the EMEA area) that may be alleged to constitute violations of English law. No charges have been filed against us or our employees or directors. We are unable to predict what consequences, if any, may result from the investigation by the City of London Police. Any investigation could result in our business being adversely impacted, and could result in civil or criminal action against us or our employees, and/or criminal penalties and/or fines and/or other court orders being imposed against us or our employees.

Mobile Device Litigation

In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix. The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users. Numerous other class actions filed in state and federal courts throughout the United States allege similar claims related to "apps" sold for use with devices using the Apple iOS or Google Android operating systems. Mobclix has been named in at least one of the actions regarding Android devices and "apps" compatible with Google's Android operating system (King v. Google Inc., et al., currently pending in the Northern District of California). As one example, in May 2011, we received a letter alleging violations of the California Consumers Legal Remedies Act through downloading by consumers of an "app" for Android-based smart phones. Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.

Employees

As of March 31, 2011, we had 571 full-time employees with:

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  151 in sales, marketing and business development;

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  260 in engineering and software development; and

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  160 in finance and general and administration, including legal.

Our goal is to attract, retain and motivate highly qualified technical, sales and management personnel, particularly highly skilled technical personnel and engineers involved in new product development and productive sales personnel. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not subject to any collective bargaining agreement. We consider our relationship with our employees to be good and have never experienced a work stoppage.

Facilities

We own no real estate. Our registered office is located in the Bailiwick of Jersey, the Channel Islands and our corporate headquarters are located in the Republic of Ireland. As of March 31, 2011, our leased facilities include our:

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  corporate, sales, marketing, product development, professional services, support and administrative facilities in San Francisco, California where we lease approximately 9,875 square feet;

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  sales, marketing, professional services, support and administrative facilities in London where we lease approximately 4,415 square feet;

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  research and development, sales, marketing, consulting and support facilities in Athens where we lease approximately 37,997 square feet; and

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  sales, marketing, product development, professional services, support and administrative facilities in Sofia where we lease approximately 3,143 square feet.

We and our subsidiaries also lease additional office space in various other locations in the U.S., Europe, and Asia used primarily for local sales, services, support and administrative services, including our executive office in Dublin.

We believe that our premises are sufficient for our needs in the near future and that additional space will be available on commercially reasonable terms as needed.

Government Regulation

Depending on the products and services that they offer, mobile data service providers are or may be subject to regulations and laws applicable to providers of mobile, Internet and voice over Internet protocol, or VOIP, services both domestically and internationally. In addition, the application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, billing, real estate, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, television and intellectual property ownership and infringement to wireless industry providers and platforms in many instances is unclear or unsettled. Further, the application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear.

It is possible that a number of laws and regulations may be adopted in the countries where we operate, which may be inconsistent and which could restrict the wireless communications industry, including laws and regulations regarding network management and device interconnection, lawful interception of personal data, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic storage of personal information may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours that store personal information. We anticipate that regulation of our industry generally will increase and that we will be required to devote legal and other resources to address this regulation.

We are directly subject to certain regulations and laws applicable to providers of Internet and mobile services both domestically and internationally. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, consumer protection and mobile disclosures in many instances is unclear or unsettled. We are including below a general summary of the regulatory issues that are most pertinent to our business, beginning with general overviews of the regulatory environment in Europe and the U.S. We then also include short descriptions of various topical areas.

To date, we have earned a majority of our revenue in Europe and the U.S. However, we have the ability to conduct campaigns in over 30 countries and many of these have large economies outside of North America and Europe, including Brazil, Russia, India and China, or the so-called "BRIC" countries. Our revenue in countries outside of Europe and the U.S., both in an aggregate amount and as a percentage of our overall revenue, may grow substantially in the future. Each jurisdiction has unique regulatory bodies and levels of oversight. We anticipate that, while over time there may be a convergence of certain regulatory aspects, individual countries will continue to exercise substantial independent influence over mobile communications within their jurisdiction. The summary set forth below, while focusing in general on Europe and the U.S. is not intended to imply that regulation outside of these areas is not important to our business. Rather, we have found the issues that we present here to be generally applicable across jurisdictions, although the precise terminology and manner in which they are addressed may differ from country to country. We have an overall international compliance program established to ensure that we abide by the regulations of the individual countries in which we operate, both at the time of the inception of our service as well as on an ongoing basis.

European Regulatory Environment

Member countries of the EU regulate mobile marketing and advertising services both at the member state and EU levels.

At the EU level, there are various Directives which impact upon the regulation of mobile marketing and advertising generally and also Directives which control the use of electronic communications specifically. Directives which are applicable to the use of mobile advertising and marketing include the E-Commerce Directive (Directive 2000/31/EC) and the E-Privacy Directive (Directive 2002/58/EC) which require advertisers to provide consumers with certain information, the scope of which may vary depending upon how a particular EU member state has interpreted the Directive. Some member states have taken a strict approach in implementing the Directives, and require additional information to be provided when compared with the minimum requirements set out in the Directives. For example, the E-Commerce Directive simply requires that any references to prices must be clear and unambiguous, but some member states require that this obligation includes indicating whether prices include taxes or other costs.

The EU is set to standardize regulatory practice further with the introduction by Spring 2010 of a new EU Communications Regulatory body (the "Body of European Regulators for Electronic Communications" or BEREC). BEREC will be tasked with harmonizing and standardizing regulation of non-compliance with EU Communications Directives. Although they will not be an agency within themselves, they are set to add transparency and clarity to the regulatory regime of the EU.

European standards can materially differ from those of the U.S. which may disproportionately affect us given that most of our business has historically been in Europe. For example, the use of data indicating the location of the user's mobile phone is strictly controlled by the E Privacy Directive. In addition, EU laws place restrictions on the use of cookies. These restrictions have been reviewed and amended by the European Council with the new Citizen's Rights Directive (Directive 2009/136/EC), which must be implemented into national law by member states by May 2011. This will provide, among other things, that user consent (or an explicit opt-in) must be obtained before placing any cookie on a user's machine.

Many EU member states also have wide ranging consumer protection laws which will also have an impact upon the mobile advertising and marketing sector, as it acts as a tool against aggressive or misleading business-to-consumer marketing. Regulation of these laws vary and in some cases self-regulating bodies, such as the Advertising Standards Authority in the U.K., impose self regulating code of advertising, sales promotion and direct marketing (the "CAP Code" in the U.K.) which ensures that advertisements are legal, decent, honest and truthful.

European Data Protection.    European data privacy standards can materially differ from those of the U.S., which also may further disproportionately affect us. European data protection law defines "personal data" more broadly than in the U.S. In particular the European Data Protection Directive, which serves as the foundation for each EU country's data protection law, does not require that an individual be named for data to qualify as "personal data" as "personal data" is defined as "any information relating to an identified or identifiable natural person" ("data subject"); an "identifiable person" is one who can be "identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity."

These standards can be interpreted and applied in conflicting ways from country to country and in a manner inconsistent with our current data protection practices or specific U.S. regulations. In particular IP addresses and the use of cookies and beacons have been determined to be subject to EU data protection laws.

One of the requirements which is most relevant for the purposes of mobile marketing/advertising as that personal data shall be obtained only for one or more specified and lawful purposes, and shall not be further processed in any manner incompatible with that purpose or those purposes. This means that where a 'data controller' wishes to use customer information for a purpose other than originally intended (for example, to send them marketing information), then the consent of the individual will be required.

Enforcement of EU data protection laws vary widely between member states. Fines of millions of Euros have been imposed in Spain and in the U.K. the legislation has just been changed to allow increased fines and custodial sentences for serious breaches. The new Citizen's Rights Directive introduces amendments to the E-Privacy Directive and will ensure that local European Data Protection Authorities introduce criminal sanctions and increased fines for non-compliance by May 2011.

A further point to note is that EU data protection laws restrict the transfer of data from within the EEA to territories outside the EEA that do not offer an adequate level of protection (the U.S. is not considered adequate for these purposes). There are a number of options for complying with this restriction including obtaining consent, the use of model clauses and the use of safe harbor. To date, we addressed this by using redundant data centers within the EU which thus avoids needing to share EU-originated data outside the EEA.

United States Regulatory Environment

In addition to its regulation of wireless telecommunications providers generally, the U.S. Federal Communications Commission, or FCC, has shown interest in at least three areas that impact our business: research and development with regards to innovation, competition in the wireless industry and consumer protection with an emphasis on truth-in-billing. The FCC has examined, or is currently examining, how and when consumers enroll in mobile services, what types of disclosures consumers receive, what services consumers are purchasing and how much consumers are charged. In addition, the Federal Trade Commission, or FTC, has been asked to regulate how mobile marketers can use consumers' personal information. Consumer advocates claim that many consumers do not know when their information is being collected from cell phones and how such information is retained, used and shared with other companies. Consumer groups have asked the FTC to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of what data is at issue and how it will be used; investigate marketing tactics that target children and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information.

Deceptive Trade Practice Law in the U.S.    The FTC and state attorneys general are given broad powers by legislatures to curb unfair and deceptive trade practices. These laws and regulations apply to mobile marketing campaigns and behavioral advertising. The general guideline is that all material terms and conditions of the offer must be "clearly and conspicuously" disclosed to the consumer prior to the buying decision. In practice, the definition of clear and conspicuous disclosure is often a subjective determination. The balancing of the desire to capture a potential customer's attention, while providing adequate disclosure, can be even more challenging in the mobile context due to the lack of space.

Behavioral Advertising.    Behavioral advertising is a technique used by online publishers and advertisers to increase the effectiveness of their campaigns. Behavioral advertising uses information collected from an individual's web-browsing behavior, such as the pages they have visited or the searches they have made, to select which advertisements to display to that individual. This data can be valuable for online marketers looking to personalize advertising initiatives or to provide geo-tags through mobile devices. Currently, behavioral advertising is not formally regulated in the U.S., but many businesses adhere to industry self-governing principles, including an opt-out regime whereby information may be collected until an individual indicates that he or she no longer agrees to have this information collected. The FTC and EU member states are considering regulations in this area, which may include implementation of a more rigorous opt-in regime. An opt-in policy would prohibit businesses from collecting and using information from individuals who have not voluntarily consented. Among other things, the implementation of an opt-in regime could require substantial technical support and negatively impact the market for our mobile advertising products and services. A few states have also introduced bills in the past two years that would restrict or prohibit behavioral advertising within the state. These bills would likely have the practical affect of regulating behavioral advertising nationwide because of the difficulties behind implementing state-specific policies or identifying the location of a particular consumer.

Behavioral Advertising-Privacy Regulation.    Our business is affected by U.S. federal and U.S. state, as well as EU member state and foreign country, laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as an Internet Protocol address or a name. Although the mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and suggested that more rigorous privacy regulation is appropriate, possibly including regulation of non-personally identifiable information which could, with other information, be used to identify an individual. Within the EU, member state data protection authorities typically regard IP addresses as personal information, and legislation adopted recently in the EU requires consent for the placement of a cookie on a user device. In addition, EU data protection authorities are following with interest the FTC's discussions regarding behavioral advertising and may follow suit by imposing additional privacy requirements for mobile advertising practices.

Marketing-Privacy Regulation.    In addition, there are U.S. federal and state laws and EU member state and other country laws that govern SMS and telecommunications-based marketing, generally requiring senders to transmit messages (including those sent to mobile devices) only to recipients who have specifically consented to receiving such messages. U.S. federal, EU member state and other country laws also govern e-mail marketing, generally imposing an opt-out requirement for emails sent within an existing business relationship.

SMS and Location-Based Marketing Best Practices and Guidelines.    We are a member of the Mobile Marketing Association, or MMA, a global association of 700 agencies, advertisers, mobile device manufacturers, wireless operators and service providers and others interested in the potential of marketing via the mobile channel. The MMA has published a code of conduct and best practices guidelines for use by those involved in mobile messaging activities. The guidelines were developed by a collaboration of the major carriers and they require adherence to them as a condition of service. We voluntarily comply with the MMA code of conduct. In addition, the Cellular Telephone Industry Association, or CTIA, has developed Best Practices and Guidelines to promote and protect user privacy regarding location-based services. We also voluntarily comply with those guidelines, which generally require notice and user consent for delivery of location-based services.

TCPA.    The United States Telephone Consumer Protection Act, or TCPA, prohibits unsolicited voice and text calls to cell phones or the use of an auto-dialing system unless the recipient has given prior consent. The statute also prohibits companies from initiating telephone solicitations to individuals on the national Do-Not-Call list, unless the individual has given prior express consent or has an established business relationship with the company, and restricts the hours when such messages may be sent. In the case of text messages, a company must obtain opt-in consent to send messages to a mobile device. Violations of the TCPA can result in statutory damages of $500 per violation (i.e., for each individual text message). U.S. state laws impose additional regulations on voice and text calls.

CAN-SPAM.    The U.S. Controlling the Assault of Non-Solicited Pornography and Marketing Act, or CAN SPAM, prohibits all commercial e-mail messages, as defined in the law, to mobile phones unless the device owner has given "express prior authorization." Recipients of such messages must also be allowed to opt-out of receiving future messages the same way they opted-in. Senders have ten days to honor opt-out requests. The FCC has compiled a list of domain names used by wireless service providers to which marketers may not send commercial e-mail messages. Senders have 30 days from the date the domain name is posted on the FCC site to stop sending unauthorized commercial e-mail to addresses containing the domain name. Violators are subject to fines of up to $6.0 million and up to one year in jail for some spamming activities. Carriers, the FTC, the FCC, and State Attorneys General may bring lawsuits to enforce alleged violations of the Act.

Communications Privacy Acts.    Foreign, U.S. federal and U.S. state laws impose consent requirements for disclosures of contents of communications or customer record information. To the extent that we knowingly receive this information without the consent of customers, we could be subject to class action lawsuits for statutory damages or criminal penalties under these laws, which could impose significant additional costs and reputational harm. EU member state laws also require consent for our receiving this information, and if our carrier customers fail to obtain such consent we could be subjected to civil or even criminal penalties.

Security Breach Notification Requirements.    EU member state laws require notice to the member state data protection authority of a data security breach involving personal data if the breach poses a risk to individuals. In addition, Germany recently enacted a broad requirement to notify individuals in the event of a data security breach that is likely to be followed by notification requirements to data subjects in other EU member states. In the U.S., various states have enacted data breach notification laws, which require notification of individuals and sometimes state regulatory bodies in the event of breaches involving certain defined categories of personal information.

Japan and Uruguay have also recently enacted security breach notice requirements. This new trend suggests that breach notice statutes may be enacted in other jurisdictions, including by the U.S. at the federal level, as well.

Children.    U.S. federal privacy regulations implementing the Children's Online Privacy Protection Act prohibit the knowing collection of personal information from children under the age of 13 without verifiable parental consent, and strictly regulate the transmission of requests for personal information to such children. Other countries do not recognize the ability of children to consent to the collection of personal information. In addition, it is likely that behavioral advertising regulations will impose special restrictions on use of information collected from minors for this purpose.

Executive Officers and Directors

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
Alex Moukas	39	Chief Executive Officer and Director
Chris Kaskavelis	43	Chief Operating Officer and Director
Wilson W. Cheung	42	Chief Financial Officer
Sally J. Rau	52	Chief Administrative Officer, General Counsel and Corporate Secretary
Menelaos Scouloudis	37	Chief Commercial Officer
David W. Mann	66	Non-Executive Chairman of the Board of Directors
Jerry Goldstein	74	Director
David C. D. Hobley	64	Director
Nicholas P. Negroponte	67	Director

The address of each of our executive officers and directors is c/o First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

Alex Moukas is one of our co-founders and has been our chief executive officer and a director since our inception in 2000. He previously co-founded, and served from 1998 to 2000 as the chief scientist of, Frictionless Commerce, Inc., a privately held, strategic sourcing software provider in Cambridge, Massachusetts, which was later acquired by SAP AG. Mr. Moukas holds a B.S. in Business Administration and Computer Systems from the American College of Greece, an M.S. in Artificial Intelligence from the University of Edinburgh and an M.S. from the Massachusetts Institute of Technology.

Chris Kaskavelis is one of our co-founders and has been our chief operating officer and a director since our inception in 2000. In 1996, he started a division of TCA Software, a privately held enterprise software company based in Boston, Massachusetts. Dr. Kaskavelis serves as a director for several privately held companies. He holds a B.S. in Electrical Engineering and a B.A. in Business Economics from Brown University. Dr. Kaskavelis also holds an M.S. in Manufacturing Engineering and a Ph.D. in Supply Chain Management from Boston University.

Wilson W. Cheung has been our chief financial officer since 2009. Mr. Cheung previously served as chief financial officer of AXT, Inc., a publicly traded manufacturer of high performance semi-conductor substrates, from 2004 to 2009. Mr. Cheung previously held senior financial positions with interWAVE Communications International Ltd. (now Alvarion, Ltd.), a publicly traded manufacturer of wireless voice and data communications systems, and Yahoo! Inc., a publicly traded global Internet products and services provider. Mr. Cheung is a California certified public accountant (inactive). He holds a B.A. degree in Economics/Business from the University of California, Los Angeles.

Sally J. Rau has been our chief administrative officer and general counsel since August 2010. From 1998 until 2010, Ms. Rau was a partner with DLA Piper LLP (US), a global law firm. From 1990 to 1996, Ms. Rau served as General Counsel of Cronos Containers Ltd., a container leasing company, where she was based in London. Ms. Rau holds a J.D. from the University of Oregon and an A.B. in History from the University of California, Berkeley.

Menelaos Scouloudis has been our chief commercial officer since our founding in 2000 and was a member of our board of directors until May 2010. From 1999 to 2002, Mr. Scouloudis served as an engagement manager with McKinsey & Company, a privately held global consulting firm, in its New York and Athens offices where he worked primarily with large telecommunications and pharmaceutical companies.

Mr. Scouloudis holds a Diploma in Chemical Engineering from the National Technical University of Athens, a M.S. in Chemical Engineering from the Massachusetts Institute of Technology and a M.B.A. from the Harvard Business School.

David W. Mann has been chairman of our board of directors since 2006. From 1969 to 1994, Mr. Mann was employed by Logica plc, where he became group chief executive and then deputy chairman. Since 1994, Mr. Mann has served on the boards of several companies, including being a director of AVEVA Group Plc, an engineering technology provider listed on the London Stock Exchange from 1999 to July 2010. He is currently a director of Charteris plc, a technology consulting company quoted on AIM. Mr. Mann holds a degree in Mathematics and Theoretical Physics from Jesus College, Cambridge University, and is a past president of the British Computer Society.

Jerry Goldstein has been a member of our board of directors since 2006. Mr. Goldstein previously served as the executive director and a board member of Citicorp Investment Bank, a division of Citigroup, Inc., in London, a managing director of Kidder Peabody International Limited, and deputy chief executive officer of Sanwa International. He has also served as the chairman of the Council for Reporting Dealers in the international securities markets, as well as on the board of the International Securities Market Association. Mr. Goldstein holds a B.A. with Honors from Swarthmore College and a M.A. from New York University.

David C. D. Hobley has been a member of our board of directors since 2006. Mr. Hobley has served for more than 35 years in investment banking firms, having previously been with Deloitte and Touche LLP and Coopers and Lybrand (now PricewaterhouseCoopers). He was first with SG Warburg & Co. in London from 1972 to 1997, and was with Deutsche Bank AG in London from 1998 until May 2011 where he served as a senior advisor to Global Banking. He was an independent director and chairman of the audit committee of Orange S.A., a subsidiary of France Telecom, from 2003 to 2007 and remains on the boards of several France Telecom/Orange-related companies. He serves as a director for Sonaecom S.A. a publicly traded Portuguese telecommunications company, and several privately held companies. Mr. Hobley is a Fellow of the Institute of Chartered Accountants in England and Wales.

Nicholas P. Negroponte has been a member of our board of directors since 2006. He is the co-founder of the Massachusetts Institute of Technology Media Laboratory and has been a member of its faculty since 1966. Professor Negroponte is on the board of several privately held companies and is a published author and founder of WiReD magazine. He also founded in 2005 and continues to serve as chairman of One Laptop per Child, a non-profit association. Professor Negroponte holds a B.S. and an M.S. in Architecture from the Massachusetts Institute of Technology.

Business Advisory Board

Our Business Advisory Board provides strategic counseling and industry insight to our senior management and our board of directors. The members of our Business Advisory Board currently include:

Anthony Bettencourt was the chief executive officer of Verity Inc., and led the company through its acquisition by Autonomy Corp. plc. In 2005, he was awarded the Ernst & Young Entrepreneur of the Year award for Technology & Software, Northern California Region. He currently serves as the non-executive chairman of the board of directors of Blinkx, Inc., an internet video search engine and also serves on the board of directors of NetBase Solutions, Inc., an internet social media search company and NextPage, Inc., an electronic document retention software company. Mr. Bettencourt also serves on the board of directors of the Alameda County Community Food Bank. Mr. Bettencourt earned a B.A. in English from Santa Clara University in 2006.

David Rosenblatt has served as a member of our Business Advisory Board since April 2010. From 2008 to 2009, Mr. Rosenblatt served as president, Global Display Advertising, of Google Inc. He joined DoubleClick, Inc., a provider of digital marketing technology and services, in 1997 as part of its initial management team, and held several executive positions, including president from 2000 to 2005 and chief executive officer from 2005 through Google's acquisition of Doubleclick in 2008. Mr. Rosenblatt previously spent several years as an investment banker at S.G. Warburg & Co, in Hong Kong, London and New York. Mr. Rosenblatt graduated magna cum laude from Yale University and from Stanford University's Graduate School of Business.

Jack Plating has served as a member of our Business Advisory Board since April 2010. Mr. Plating has served in executive positions with Verizon Wireless, Inc., including most recently as executive vice president and chief operating officer. Mr. Plating began his career as a district sales manager for Motorola, where he led the development of the wireless communications business for Metro Mobile, which was later acquired by Bell Atlantic Mobile. Mr. Plating is a graduate of the University of Arkansas.

Graham Smith has served as a member of our Business Advisory Board since December 2010. Mr. Smith has served as executive vice president and chief financial officer of salesforce.com, inc. since March 2008. Prior to that, Mr. Smith served as executive vice president and chief financial officer designate of salesforce.com, inc. from December 2007 to March 2008. Prior to salesforce.com, Mr. Smith was at Advent Software Inc. and served as its chief financial officer from January 2003 to December 2007. In addition to Advent Software, he served as chief financial officer of Vitria Technology and Nuance Communications, and also served at Oracle Corporation in various senior finance roles, lastly as vice president of finance for worldwide operations. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a member of the Institute of chartered accountants in England and Wales.

Board of Directors and Standing Committees

Composition and Operation of the Board of Directors

Our Articles of Association provide that the board of directors may consist of between two and 12 directors, and our board of directors currently has six members, including our chief executive officer and chief operating officer. During 2010, our board of directors consisted of seven directors; Mr. Scouloudis, our chief commercial officer, stepped down as a member of our board of directors effective April 29, 2010. He remains one of our executive officers and will continue to lead our global sales organization, and is expected to attend meetings as a board observer. The board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Terms of Directors; Nominations of Directors

At each annual meeting of our shareholders, one-third of our directors must "retire," whereby their terms essentially expire and, if they wish to continue to serve as a director, they become subject to re-election to the board of directors by our shareholders. To implement this staggered re-election process, any director who was elected or last re-elected to the board of directors at or before the annual meeting of shareholders held three years prior to the current year annual meeting of shareholders is required to retire. In addition, such additional number of directors will be required to "retire," or essentially resign, in the order of first re-election or appointment to the board in order to ensure the number of retiring directors is one-third of the total number of directors in office on the date of the notice of the annual meeting. In addition, any director appointed by the board (either as an additional director or to fill a vacancy) must retire at the first annual general meeting following his or her appointment. All such retiring directors are automatically eligible for re-election, except in any of the following cases:

  •
  where at such annual meeting of shareholders it is expressly resolved not to fill the vacancy;

  •
  where a resolution for the re-election of the retiring director is put to the meeting and the shareholders do not approve the re-election of such director; or

  •
  where the retiring director has given notice to us that he or she is unwilling to be re-elected to the board of directors.

Unless recommended by the board of directors, no person other than a retiring director is eligible for appointment as a director at any general meeting unless there is delivered to our registered offices a signed notice proposing a candidate for election by a shareholder who is qualified to attend and vote at the meeting as well as a signed consent by such candidate of his or her willingness to be elected to the board of directors. This notice and consent must be delivered not less than seven nor more than 42 full days before the day of the annual meeting.

The appointment of each director is subject, in addition to individual service agreements or letters of appointment, to Velti's Articles of Association, which provide that a director's office shall be terminated if, among other things, the director is absent from board meetings for six months without leave or is prohibited by law from acting as a director. We may appoint another person to replace the removed director or appoint any additional number of directors, not to exceed the maximum number as set forth in our Articles of Association.

Alex Moukas, as the director first appointed to the board of our newly established Jersey parent in 2009, retired and was re-elected to the board at our annual general meeting in July 2010, together with Mr. David W. Mann. All other directors were appointed to the board at the same time in 2009; accordingly, the order of retirement is determined by agreement among the directors, with two directors retiring at each annual general meeting. Chris Kaskavelis and David Hobley will retire and be up for re-election at our next annual general meeting of shareholders, scheduled to be held in July 2011.

Director Independence

Our board of directors has determined that each of Messrs. Mann, Goldstein, Hobley and Negroponte, our non-executive directors, has no relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an "independent director" as defined by the applicable rules of The NASDAQ Stock Market, Inc. Messrs. Moukas and Kaskavelis, as executive officers of Velti, are not independent for purposes of the applicable NASDAQ rules.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director (but specifically excluding any circumstance where they are determined to have violated their fiduciary duty to us). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Meetings of Non-Executive Directors

Our independent directors meet in regularly scheduled sessions at which only independent directors are present.

Committees of our Board of Directors

Our board of directors has a separately designated standing Audit Committee, Remuneration Committee and Nominating and Corporate Governance Committee. Each committee has a written charter that has been approved by the board of directors.

The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nominating and Corporate Governance Committee
David W. Mann	Member	Chair	Member
Jerry Goldstein	Member
David C. D. Hobley	Chair	Member
Nicholas P. Negroponte			Chair

Audit Committee

Our Audit Committee consists of Messrs. Goldstein, Hobley and Mann. The board of directors has determined that each member of the Audit Committee satisfies the independence requirements of The NASDAQ Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and SEC rules and regulations. Mr. Hobley serves as the chairman of this committee, and the board of directors has determined that he qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the SEC.

Under the terms of the charter of our Audit Committee, its purpose is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems, whistleblowing procedures and oversee the audit process. The Audit Committee's primary duties and responsibilities are:

  •
  monitoring the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

  •
  reviewing the effectiveness of our internal controls and risk management systems;

  •
  reviewing our whistleblowing procedures;

  •
  reviewing, assessing and monitoring the effectiveness of our internal and external audit function; and

  •
  ensuring compliance by us with all applicable laws, regulations and corporate policies.

Under the terms of the Audit Committee charter, the Audit Committee shall make recommendations to the board of directors to submit to our shareholders for approval of our independent registered public accounting firm at the annual general meeting. The Audit Committee has the authority and direct responsibility to oversee the selection process, compensation, retention and oversight of the work of our independent registered public accounting firm. Commencing with our first report on internal control over financial reporting, the Audit Committee will also be responsible for discussing the effectiveness of our internal control over financial reporting with management and our independent registered public accounting firm.

Remuneration Committee

Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Messrs. Hobley and Mann. The board of directors has determined that each of the committee members satisfies the independence requirements of The NASDAQ Stock Market, qualifies as a non-employee director as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Under the terms of the Remuneration Committee's charter, its primary duties and responsibilities are to:

  •
  assist and agree with the board of directors in discharging its responsibilities with respect to compensation of our chief executive officer, secretary and other executive officers;

  •
  determine terms of and approve performance objectives under any performance related plans and the annual payments made under such plans;

  •
  review and approve our equity incentive plans and any other plans and programs designed and intended to provide compensation for our officers; and

  •
  determine the policy for, and scope of, pension arrangements for executive directors and senior executives.

In particular, the Remuneration Committee is responsible for, in consultation with the chairman and/or chief executive officer, determining the compensation of each director and other senior executives, including salary, bonus, incentive payments or other share awards.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Negroponte and Mann. The board of directors has determined that each of the committee members satisfies the independence requirements of The NASDAQ Stock Market. The Nominating and Corporate Governance Committee is expected to assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

  •
  identifying and recommending to the board nominees for election or re-election, or for appointment to fill any vacancy;

  •
  reviewing annually with the board of directors the current composition of the board of directors in light of the characteristics of independence, skills, experience and availability of service to us;

  •
  identifying and recommending to the board of directors the names of directors to serve as members of the Audit Committee and the Remuneration Committee, as well as the Corporate Governance and Nominating Committee itself;

  •
  advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any corrective action to be taken; and

  •
  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Executive Committee

In addition to the above committees of the board of directors, the board of directors has delegated day-to-day responsibility for managing the business to the Executive Committee. The Executive Committee is responsible for implementing the strategy set by the board of directors. Messrs. Alex Moukas, Chris Kaskavelis, Wilson W. Cheung, Ms. Sally J. Rau and Mr. Menelaos Scouloudis serve on the Executive Committee with Alex Moukas serving as chairman.

Committee Charters and Other Corporate Governance Materials

The board of directors has adopted a written charter for each of the Audit Committee, the Remuneration Committee and the Nominating and Corporate Governance Committee. In addition, the board of directors has adopted written Corporate Governance Guidelines that address the composition of the board of directors, criteria for board of director's membership and other board of director's governance matters. A copy of our Corporate Governance Guidelines is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees. A copy of our code of business conduct and ethics is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus. Any substantive amendment or waiver of the code relating to executive officers or directors will be made only after approval by a committee consists of a majority of our independent directors.

Director Compensation

We have agreed to pay the following compensation to each of our non-employee directors for their services as non-executive members of our board of directors, with such amount payable one-third in cash and two-thirds in share awards:

Name	Total Aggregate Compensation
David W. Mann	$210,000
Jerry Goldstein	180,000
David C. D. Hobley	195,000
Nicholas P. Negroponte	180,000

As a result, during 2010, Mr. Hobley and Mr. Mann were paid the sums of £27,013 and £42,488, respectively. Mr. Negroponte and Mr. Goldstein were paid no cash compensation during 2010; however the sum of $60,000 was paid to each of them during the three months ended March 31, 2011 as compensation for services rendered during the period May 2010 through April 2011. On March 18, 2011, the board again agreed to pay the above amounts to the non-employee directors for their services to our board of directors, provided that the board agreed to change the service period to correspond with our fiscal year ending on December 31; accordingly the above amounts will be prorated for the period May 1, 2011 through December 31, 2011.

On May 13, 2010, the non-executive directors were awarded deferred share awards vesting on the one year anniversary of the date of grant, as follows:

Name	Number of Shares Issued
David W. Mann	27,559
Jerry Goldstein	23,622
David C. D. Hobley	25,591
Nicholas P. Negroponte	23,622

These shares vested in full on May 13, 2011. On March 18, 2011, the non-executive directors were awarded deferred share awards as follows, with each such award vesting in nine equal monthly tranches until fully vested on December 31, 2011:

Name	Number of Shares Issued
David W. Mann	7,509
Jerry Goldstein	6,436
David C. D. Hobley	6,972
Nicholas P. Negroponte	6,436

Executive Officer Compensation and Employment Agreements

For the year ended December 31, 2010, Messrs. Moukas, Kaskavelis, Scouloudis and Cheung agreed to an annual salary, payable in cash and equity, as set forth below. In addition, upon her hiring in August 2010, Ms. Rau, agreed to the following annualized compensation, payable in cash and equity:

Name	Cash Compensation	Equity Compensation(1)
Alex Moukas	$1	$1.6 million
Chris Kaskavelis	$1	$1.2 million
Wilson W. Cheung	$300,000	$250,000
Sally J. Rau	$300,000	$550,000
Menelaos Scouloudis	$1	$1.1 million

(1)
The number of shares issuable in connection with such equity compensation was determined based upon a Black-Scholes calculation at the time of each grant and was comprised one-quarter in deferred shares and three-quarters in share options, each vesting in equal annual tranches over four years.

Accordingly, during 2010, Messrs. Moukas, Kaskavelis and Scouloudis were each paid $1.00; Mr. Cheung was paid $300,000, and Ms. Rau was paid $118,269 for the portion of the year that she was employed by us. In addition, Messrs. Moukas, Kaskavelis and Scouloudis were paid € 25,000 ($33,190), €50,572 ($67,139) and €11,905 ($15,805), respectively, for their service on the board of directors of our wholly-owned subsidiary, Velti S.A. Messrs. Moukas, Kaskavelis, Scouloudis, Cheung and Ms. Rau were awarded the following equity awards during 2010, including an additional equity award made to each of them in connection with our January 2011 U.S. public offering:

Name	Deferred Share Awards		Share Option Awards
Alex Moukas	78,585	(1)	552,995	(1)
			65,000	(2)
Chris Kaskavelis	58,939	(1)	414,747	(1)
			50,000	(2)
Wilson W. Cheung	37,500	(1)	112,500	(1)
			30,000	(2)
Sally J. Rau	62,500	(3)	187,500	(3)
			50,000	(4)
Menelaos Scouloudis	54,028	(1)	380,184	(1)
			40,000	(2)

(1)
Shares vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was May 13, 2010. The exercise price of the share options was £3.35 per share.

(2)
Shares vest in full on the anniversary of the date of grant, or May 13, 2011. The exercise price of the share options is £3.35 per share.

(3)
Shares vest over four years at the anniversary of the date of grant, which was September 12, 2010. The share options have an exercise price of £6.14 per share.

(4)
Shares vest in full on the anniversary of the date of grant, or September 12, 2011. The exercise price of the share options is £6.14 per share.

Each executive officer is also entitled to private medical insurance, employer's compulsory pension contributions, and standard vacation days per annum in the jurisdiction in which employed, in addition to public holidays, and Mr. Moukas, Mr. Kaskavelis and Mr. Scouloudis are each entitled to a car allowance.

If employment of any of our executive officers is terminated without cause or should such executive officer voluntarily terminate his or her employment for good reason, such executive officer is entitled to severance comprising continuing salary equal to the greater of the term over which severance is payable to the other executive officers or six months and reimbursement of continued health benefits under COBRA or similar provision for the severance term. In addition, Ms. Rau is entitled to accelerated vesting of her then outstanding unvested equity awards equal to an additional year of vesting following the date of termination. In the event of a change of control, vesting of 50% of such executive officer's then outstanding unvested equity awards accelerates as of the effective date of the change of control. If such executive officer's employment is terminated without cause within 18 months following a change of control, such executive officer is entitled to receive severance equal to 12 months continuing salary, vesting of all then outstanding unvested equity awards and continuation of health benefits under COBRA or similar provision for the severance term.

On March 18, 2011, the remuneration committee approved an increase in the compensation payable to each of our executive officers, resulting in total annual compensation, payable in cash and equity, for 2011 as follows:

Name	Cash Compensation	Equity Compensation(1)
Alex Moukas	$1	$2.2 million
Chris Kaskavelis	$1	$1.6 million
Wilson W. Cheung	$300,000	$600,000
Sally J. Rau	$300,000	$810,000
Menelaos Scouloudis	$1	$1.4 million

As a result, on March 18, 2011, our executive directors were awarded the following equity awards:

Name	Deferred Share Awards		Share Option Awards
Alex Moukas	48,673	(1)	82,829	(1)
	76,533	(2)
Chris Kaskavelis	35,398	(1)	60,239	(1)
	54,811	(2)
Wilson W. Cheung	19,912	(1)	33,885	(1)
	8,447	(2)
Sally J. Rau	24,336	(1)	41,415	(1)
	15,688	(2)
Menelaos Scouloudis	30,973	(1)	52,710	(1)
	48,536	(2)

(1)
The share option and deferred share award vest over four years at the rate of 25% on the anniversary of the date of grant, which was March 18, 2010. The exercise price per share for the share options is $12.10.

(2)
The share option vests in nine equal monthly tranches until fully vested on December 31, 2011. The exercise price per share is $12.10.

Outstanding Equity Awards at March 31, 2011

Name	Grant Date		Number of Securities Underlying Unexercised Share Options (#) Unexercisable	Option Exercise Price	Number of Deferred Share Awards That Have Not Vested (#)
Alex Moukas	07/03/09	(1)			101,500
	05/13/10	(2)	552,995	$4.95	78,585
	05/13/10	(3)	65,000	$4.95
	03/18/11	(2)	82,289	$12.10	48,673
	03/18/11	(4)			76,533
Chris Kaskavelis	07/03/09	(1)			84,000
	05/13/10	(2)	414,747	$4.95	58,939
	05/13/10	(3)	50,000	$4.95
	03/18/11	(2)	60,239	$12.10	35,398
	03/18/11	(4)			54,811
Wilson W. Cheung	10/05/09	(1)			34,650
	05/13/10	(2)	112,500	$4.95	37,500
	05/13/10	(3)	30,000	$4.95
	03/18/11	(2)	33,885	$12.10	19,912
	03/18/11	(4)			8,447
Sally J. Rau	09/12/10	(2)	187,500	$9.45	62,500
	09/12/10	(5)	50,000	$9.45
	03/18/11	(2)	41,415	$12.10	24,336
	03/18/11	(4)			15,688
Menelaos Scouloudis	07/03/09	(1)			75,000
	05/13/10	(2)	380,184	$4.95	54,028
	05/13/10	(3)	40,000	$4.95
	03/18/11	(2)	52,710	$12.10	30,973
	03/18/11	(4)			48,536

(1)
The deferred share awards vest in full on April 30, 2011.

(2)
The share option and deferred share award vest over four years at the rate of 25% on the anniversary of the date of grant.

(3)
The share option vests in full on May 13, 2011.

(4)
The deferred share award vests in nine equal monthly tranches from April 30 to December 31, 2011.

(5)
The share option vests in full on September 12, 2011.

Equity Compensation Plans

Our directors, executive officers and employees are eligible to receive equity incentives or participate in our equity incentive plan. The following describes our equity incentive plan in which many of our directors, executive officers and employees participate.

Share Incentive Plan (the "General Share Incentive Plan")

General.    The purpose of the General Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding our employees and employee directors. The General Share Incentive Plan allows for the award of: (a) share options, (b) deferred share awards, (c) conditional share awards and (d) share appreciation rights. All awards under the General Share Incentive Plan are granted in our ordinary shares. Awards are not assignable or otherwise transferable, except in the case of the death of a participant, in which case the personal representatives of the participant may exercise the award within 12 months of the date of the participant's death.

Eligible Participants.    Only our employees and employee directors, and employees and employee directors of our affiliates (other than our joint ventures or entities in which we have a non-controlling stake), are eligible to receive awards under the General Share Incentive Plan.

Administration.    Our board of directors has delegated administration of the General Share Incentive Plan to our Remuneration Committee. Subject to the terms of the General Share Incentive Plan, our Remuneration Committee has broad discretion to select participants, determine the types, terms and conditions of awards, prescribe form award agreements, and make all other determinations that may be necessary or advisable for the administration of the General Share Incentive Plan.

Plan Limits.    The maximum number of shares which may be issued pursuant to awards made over the previous three years under the General Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.

Share Options.    A share option is a contractual right that entitles a participant to purchase up to a stated number of our ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted by reference to the average closing price of our shares in the 14 days prior to the date of grant; provided, however, the exercise price must be no less than the nominal (par) value of the shares.

Share Appreciation Rights.    A share appreciation right is an option to acquire the number of shares that is equal in value to the difference between the fair market value of the shares at the date of exercise less the award price (normally the fair market value of the shares on the date the share appreciation right is granted).

Conditional Share Awards.    Under a conditional share award, shares are issued or transferred to a participant, and such shares are forfeitable in the event the participant ceases employment (or other service) within a specified period and/or they may be subject to other forfeitable restrictions. In addition, these conditional shares shall be forfeitable if they become incapable of vesting. Conditional shares are awarded to a participant at no cost, except in the case of an award satisfied by the issue of shares directly to the participant, in which case the amount payable for the shares is no less than their nominal (par) value. Under certain circumstances, we may pay an additional bonus to the participant equal to the nominal (par) value of the shares to be acquired, which bonus will be used to pay for the shares. This sum will be "grossed-up" so that the participant is paid an amount which covers any income tax or social security contributions that are payable in respect of the bonus.

Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.

Grant of Awards.    Awards may only be granted: (a) within 42 days immediately following the date when the General Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant becoming an eligible employee or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than April 26, 2016, or in circumstances which would breach our share dealing code, or constitute market abuse.

Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. We can specify any performance targets which must be met before the award can vest, and such performance targets can be waived or amended if the Remuneration Committee reasonably concludes that a different performance target would be a fairer measure of performance and the new performance target is not more difficult to achieve than the old performance target. Share options and share appreciation rights can be exercised to the extent that they have vested. Deferred share awards and conditional share awards do not need to be exercised. If a participant ceases to be an employee or director for "good leaver" reasons, including death, injury, disability, retirement, redundancy or (at our sole discretion) any other reason other than dismissal for cause, we have discretion to permit unvested awards to vest in whole or in part.

Lapse of Awards.    Awards lapse on the earliest of: (a) the tenth anniversary of the date of the award, or (b) following a corporate transaction of one of the types described below, (c) when the participant ceases to be an employee because of dismissal for cause, (d) in respect of vested share options and share appreciation rights, six months following cessation of employment for one of the "good leaver" reasons other than death (unless we exercise discretion to permit these awards to remain exercisable for a longer period), (e) in respect of vested share options and share appreciation rights, one year following the participant's death, (f) in respect of conditional share awards or deferred share awards, on cessation of employment (unless we exercise discretion to permit accelerated or continued vesting) or (g) on our winding-up.

Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. Any unvested awards which do not vest during the specified period are deemed to vest at the time of the corporate transaction on a pro rata basis unless we exercise discretion to permit them to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that the participants will be granted new rights in substitution for their existing rights, provided that the new rights are no less valuable overall than the prior rights. If there is any variation in our share capital, awards will be adjusted in such manner as our board of directors considers appropriate.

Amendment.    Our board of directors may alter the rules of the General Share Incentive Plan from time to time, except that no alteration or addition may be made to the advantage of participants without the approval of our shareholders unless it is a minor amendment to benefit the administration of the General Share Incentive Plan. Additionally, no amendment can be made which would adversely affect the rights of participants without their consent.

U.S. Federal Income Tax Consequences of Awards.    U.S. participants only receive deferred share awards under the General Share Incentive Plan. Deferred share awards are generally subject to taxation at the time of payment in the amount of the fair market value of the shares issued at that time, and we generally are entitled to take a corresponding deduction at the same time.

2009 U.S. Employee Share Incentive Plan (the "U.S. Employee Share Incentive Plan")

General.    The purpose of the U.S. Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees. The U.S. Employee Share Incentive Plan allows for the award of: (a) incentive share options, (b) non-qualified share options, (c) restricted share awards, (d) unrestricted share award and (e) deferred share awards. All awards under the U.S. Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a non-qualified share option to be transferred to a member of a participant's family, family trust, or an entity solely owned by the participant's family members.

Eligible Participants.    Only our employees, and employees of our affiliates, are eligible to receive awards under the U.S. Employee Share Incentive Plan.

Administration.    Our board of directors has delegated administration of the U.S. Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Employee Share Incentive Plan.

Plan Limits.    The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 5,250,000 shares. In addition, the maximum number of shares which may be issued pursuant to awards made over the previous three years under the U.S. Employee Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.

Share Options.    A share option is a contractual right that entitles a participant to purchase up to a stated number of ordinary shares at a stated price, or exercise price, that is determined on the date the share option is granted. Incentive share options, or ISOs, are intended to receive beneficial tax treatment, subject to satisfying all ISO qualifying criteria. ISOs must be granted with an exercise price at least equal to the fair market value of the shares on the date of grant; provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the exercise price must be at least 110% of such share price. In addition, ISOs must expire no later than ten years following the date of grant, provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the expiration of an ISO must be no later than five years following the date of grant. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's employment. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares. Non-qualified share options, or NQOs, are share options granted pursuant to the U.S. Employee Share Incentive Plan which do not qualify as ISOs. The aggregate fair market value as of the date of grant of the shares with respect to which ISOs may become exercisable for the first time by an employee in any calendar year may not exceed $100,000, and any excess shall be treated as NQOs.

Share Awards.    Under a restricted share award, shares are issued or transferred to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.

Grant of Awards.    Awards may only be granted: (a) within 42 days immediately following the date when the U.S. Employee Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant becoming an eligible employee or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than September 14, 2019, or in circumstances which would breach our share dealing code, or constitute market abuse.

Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.

Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.

Lapse of Awards.    Once any portion of an option becomes vested and exercisable, it generally shall continue to be exercisable by the grantee or his or her representatives and legatees at any time or times prior to the earliest of (1) the date which is (a) twelve months following the date on which the grantee's service terminates due to death or disability or (b) three months following the date on which the grantee's service terminates if the termination is due to any other reason, or (2) the expiration date set forth in the option agreement, following which, to the extent that it has not been exercised, the option shall lapse, unless the grantee's employment is terminated for cause, in which case the option shall terminate immediately and be null and void upon the date of termination.

Amendment and Termination.    Our board of directors may amend or terminate the U.S. Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless: (a) required to ensure that a share option is treated as an ISO or (b) to comply with applicable law. Additionally, none of the following amendments may be made without the approval of our shareholders: (a) an increase in the maximum share limits, (b) a modification for which shareholder approval is required by law or (c) an alteration of the class of employees eligible to receive ISOs. The U.S. Employee Share Incentive Plan shall continue in effect until the earliest of: (a) ten years after its adoption by our board of directors, (b) its termination by our board of directors or (c) the date on which all of the shares available for issuance under the U.S. Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Employee Share Incentive Plan and the applicable award agreements have lapsed.

U.S. Federal Income Tax Consequences of Options.    Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising NQOs, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. With respect to exercising ISOs, if the underlying shares are held for a minimum of two years from the date of grant and one year from the date of exercise, the participant will not recognize taxable income at the time of exercise. However, the excess (if any) of the fair market value of the shares received at exercise over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. Further, if shares acquired upon the exercise of an ISO are held for the holding periods referenced above, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. On the other hand, if the applicable ISO holding period requirements are not met, the ISO will be treated as an NQO, and such share option shall generally have the same tax consequences as described for NQOs above.

U.S. Federal Income Tax Consequences of Awards other than Options.    A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.

2009 U.S. Non-Employee Share Incentive Plan (the "U.S. Non-Employee Share Incentive Plan")

General.    The purpose of the U.S. Non-Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality non-employee directors and consultants. The U.S. Non-Employee Share Incentive Plan allows for the award of: (a) share options, (b) restricted share awards (c) unrestricted share awards and (d) deferred share awards. All awards under the U.S. Non-Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a share option to be transferred to a member of a participant's family, family trust or an entity solely owned by the participant's family members.

Eligible Participants.    Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan.

Administration.    Our board of directors has delegated administration of the U.S. Non-Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Non-Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Non-Employee Share Incentive Plan.

Plan Limits.    The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 500,000 shares. In addition, the maximum number of shares which may be issued pursuant to awards made over the previous three years under the U.S. Non-Employee Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.

Share Options.    A share option is a contractual right that entitles a participant to subscribe for a stated number of ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's service relationship with us. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares.

Share Awards.    Under a restricted share award, shares are issued to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon award vesting.

Grant of Awards.    Awards may only be granted: (a) within 42 days immediately following the date when the U.S. Non-Employee Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant entering into a service relationship with us or any affiliate or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than September 14, 2019, or in circumstances which would breach our share dealing code, or constitute market abuse.

Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.

Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.

Amendment and Termination.    Our board of directors may amend or terminate the U.S. Non-Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless to comply with applicable law. The U.S. Non-Employee Share Incentive Plan shall continue in effect until the earliest of: (a) ten years after its adoption by our board of directors, (b) its termination by our board of directors or (c) the date on which all of the shares available for issuance under the U.S. Non-Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Non-Employee Share Incentive Plan and the applicable award agreements have lapsed.

U.S. Federal Income Tax Consequences of Awards.    Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising a share option, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.

Principal and Selling Shareholders

The following table sets forth information, as of March 31, 2011, regarding the beneficial ownership of our ordinary shares: (i) immediately prior to the consummation of the offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering, for:

  •
  each of our directors;

  •
  each of our executive officers;

  •
  all of our directors and our executive officers as a group;

  •
  each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares; and

  •
  each selling shareholder.

The column entitled "Shares Beneficially Owned Prior to the Offering — Percent" is based on 50,881,125 ordinary shares outstanding as of March 31, 2011. The columns entitled "Shares Beneficially Owned After the Offering — Percent" is based on 58,881,125 ordinary shares to be issued and outstanding immediately after the closing of this offering, assuming no exercise of the underwriters' over-allotment option and the sale of all of the selling shareholders' eligible shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Based upon our review of our public filings, we do not have any shareholders holding 5% or more of our outstanding ordinary shares other than as set forth below. Unless otherwise indicated, the business address of each such person is First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

	Shares Beneficially Owned Prior to the Offering			Shares Beneficially Owned After the Offering
			Number of Shares Sold
Name of Beneficial Owner	Number(1)	Percent(1)		Number	Percent
Directors and Executive Officers:
Alex Moukas(2)(4)	4,073,801	7.8%	700,000	3,373,801	5.6%
Chris Kaskavelis(2)(5)	4,497,503	8.7%	700,000	3,797,503	6.3%
Wilson W. Cheung(6)	113,025	*	—	113,025	*
Sally J. Rau(7)	3,486	*	—	3,486	*
Menelaos Scouloudis(2)(8)	1,896,416	3.7%	350,000	1,546,416	2.6%
David W. Mann(3)(9)	153,992	*	18,000	135,992	*
Jerry Goldstein(10)	392,471	*	—	392,471	*
David C. D. Hobley(11)	116,991	*	13,000	103,991	*
Nicholas P. Negroponte(12)	717,650	1.4%	47,505	670,145	1.1%
All directors and executive officers as a group (9 persons):	11,965,335	23.0%	1,828,505	10,136,830	17.2%

*
Less than 1%.

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the "Decision") Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis have been ordered to deliver certain of our ordinary shares in which they are interested to two individuals (the "Claimants") in connection with a dispute between those directors and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. The disputed shares are to be delivered as follows: (a) 131,503 shares to be delivered by Mr. Moukas, (b) 131,503 shares to be delivered by Mr. Kaskavelis, and (c) 51,502 shares to be delivered by Mr. Scouloudis. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that these directors may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce their respective shareholdings in us. The holdings of each of Messrs. Moukas, Kaskavelis and Scouloudis reflected in the table above includes the shares subject to the decision.

(3)
Includes 15,000 shares held by D W Mann Children's Trust 1983.

(4)
Includes 138,154 shares subject to vesting for deferred share awards to be issued to, and 203,249 shares subject to options exercisable by, Mr. Moukas within sixty days of March 31, 2011.

(5)
Includes 110,915 shares subject to vesting for deferred share awards to be issued to, and 153,687 shares subject to options exercisable by, Mr. Kaskavelis within sixty days of March 31, 2011.

(6)
Includes 45,902 shares subject to vesting for deferred share awards to be issued to, and 58,125 shares subject to options exercisable by, Mr. Cheung within sixty days of March 31, 2011.

(7)
Includes 3,486 shares subject to vesting for deferred share awards to be issued to Ms. Rau within sixty days of March 31, 2011.

(8)
Includes 99,292 shares subject to vesting for deferred share awards to be issued to, and 135,046 shares subject to options exercisable by, Mr. Scouloudis within sixty days of March 31, 2011.

(9)
Includes 29,227 shares subject to vesting for deferred share awards to be issued to Mr. Mann within sixty days of March 31, 2011.

(10)
Includes 25,052 shares subject to vesting for deferred share awards to be issued to Mr. Goldstein within sixty days of March 31, 2011.

(11)
Includes 27,140 shares subject to vesting for deferred share awards to be issued to Mr. Hobley within sixty days of March 31, 2011.

(12)
Includes 25,052 shares subject to vesting for deferred share awards to be issued to Mr. Negroponte within sixty days of March 31, 2011.

As of March 31, 2011, there were approximately 234 individual holders of record entered in our share register, including 14 holders of record on our U.S. sub-register representing approximately 56% of our outstanding ordinary shares. The number of individual holders of record is based exclusively upon our share register and does not include either holders of shares in dematerialized (or "book-entry") form through the U.K.'s CREST electronic system or shares beneficially held on our U.S. sub-register by Cede & Co. or address whether a single share certificate may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of some but not all of the shares represented by a single share certificate. Our ordinary shares are listed on NASDAQ under the symbol "VELT."

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 Related Party Transactions

Related Party Debt

On June 26, 2009, we entered into a facilities agreement, as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of $5.0 million (or such other amount agreed with Thor up to a maximum of $10.0 million). An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility did not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrued interest at the rate of 2.5% per month up to a maximum of 15% per annum. The third facility is a 21 month revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.7 million as of December 31, 2010).

The Thor loans were repaid in full in the three months ended March 31, 2011 with the proceeds of our January 2011 U.S. public offering.

Transactions with Equity Method Investments

Velti Center for Innovation S.A.    Velti Center for Innovation, a wholly owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this agreement, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N-Squared S.A.

During 2011, 2010, 2009 and 2008 we had the following transactions with these related parties.

Evorad S.A.

VCI holds 49% of the share capital of Evorad S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Evorad S.A.	$—	$—	$—	$84	$127
Invoiced to Evorad S.A. for services rendered	$—	$—	$50	$238	$171
Purchases from Evorad S.A.	$—	$—	$—	$424	$—

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Evorad S.A.	$17	$47	$126
Other receivables from Evorad S.A.	$645	$501	$265
Trade payables to Evorad S.A.	$—	$—	$520

Amplus S.A.

Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI holds 21.7% of the share capital of Amplus S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Amplus S.A.	$616	$—	$17	$17	$77
Invoiced to Amplus S.A. for services rendered	$13	$18	$67	$85	$109
Purchases from Amplus S.A.	$33	$18	$288	$142	$47

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Amplus S.A.	$660	$—	$77
Other receivables from Amplus S.A.	$—	$—	$—
Trade payables to Amplus S.A.	$42	$360	$—

Tagem S.A.

VCI holds one-half of the share capital of Tagem S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Tagem S.A.	$—	$104	$1,914	$365	$—
Invoiced to Tagem S.A. for services rendered	$16	$15	$46	$77	$81
Purchases from Tagem S.A.	$1,651	$—	$465	$425	$—

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Tagem S.A.	$46	$2,300	$171
Other receivables from Tagem S.A.	$140	$—	$595
Trade payables to Tagem S.A.	$204	$—	$507

Digital Rum S.A.

We purchased all of the share capital of Evertown Limited, a newly formed company, which subsequently changed its name to Velti DR Limited. The Company provided a loan to Evertown Limited in order for Evertown Limited to purchase the assets of Digital Rum S.A. VCI, a subsidiary of the Group, holds 50% of the share capital of Digital Rum S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Digital Rum S.A.	$440	$305	$4,021	$2,100	$—
Invoiced to Digital Rum S.A. for services rendered	$—	$—	$82	$36	$38
Purchases from Digital Rum S.A.	$2,884	$—	$3,080	$244	$—

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Digital Rum S.A.	$1,105	$2,300	$50
Other receivables from Digital Rum S.A.	$399	$—	$153
Trade payables to Digital Rum S.A.	$863	$101	$298

N-Squared S.A.

Chris Kaskavelis, our Chief Operating Officer, is a member of the board of N-Squared S.A. VCI holds one-half of the share capital of N-Squared S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to N-Squared S.A.	$—	$—	$—	$—	$—
Invoiced to N-Squared S.A. for services rendered	$8	$—	$23	$50	$34
Purchases from N-Squared S.A.	$—	$—	$—	$82	$3

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from N-Squared S.A.	$11	$11	$—
Other receivables from N-Squared S.A.	$—	$217	$217
Trade payables to N-Squared S.A.	$52	$63	$130

Agreements with Directors and Officers

We have entered into indemnification agreements with our directors and certain of our officers which may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers (other than with respect to claims where they are determined to have breached their fiduciary duties to us), and to advance their expenses, including legal expenses, incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

We grant share options and deferred share awards to our employees and issue ordinary shares to members of our board of directors in lieu of a portion of their cash compensation. See "Director Compensation" and "Executive Officer Compensation and Employment Agreements" above.

Other Material Contracts

In addition to the agreements referenced above and our financing agreements listed under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financing Obligations," we have entered into the following material contracts since January 1, 2008:

  •
  Lease agreement relating to our facilities in Athens, Greece and San Francisco, California;

  •
  Series A Preferred Share and Note Purchase Agreement among Ydon Holdings Ltd. and the persons listed as "Founders" on the signature pages to the Purchase Agreement dated April 22, 2008, as amended March 2, 2010, setting forth the terms of our investment in CASEE;

  •
  Joint Venture and Shareholders' Agreement between Firefly e-Ventures Ltd., a division of HT Media and Velti plc dated November 22, 2008, relating to the establishment of HT Mobile Solutions, our joint venture in India;

  •
  Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010; and

  •
  Agreement and Plan of Reorganization by and among Velti plc, Vortex Acquisition Sub, Inc., Mobclix, Inc., and Richard Talley, as Stockholders' Agent, dated September 30, 2010, as amended by Amendment No. 1 to Agreement and Plan of Reorganization dated May 1, 2011 between Velti plc and Mobclix, Inc.

Description of Share Capital

General

Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in April 2000 as Velti S.A., a private company under the laws of Greece. On April 20, 2006, in preparation for the listing of our shares on AIM, each share of Velti S.A. was purchased by Velti plc, a company we incorporated on September 2, 2005 in England and Wales under the Companies Act 1985 as a public limited company with the registered number 5552480 (with the original name of Brightmanner plc). In May 2006, the entire issued ordinary share capital of Velti plc was admitted for trading on AIM. In January 2011, our ordinary shares were approved for listing on The NASDAQ Global Select Market and in May 2011 our ordinary shares were delisted on AIM.

We operated as a company organized under the laws of England and Wales from 2006 until 2009. On December 18, 2009, under a scheme of arrangement approved by our shareholders and appropriate U.K. authorities, each share of Velti plc (England and Wales) was cancelled and re-issued to Velti plc, a company organized under the laws of Jersey, Channel Islands, which then issued shares of Velti plc (Jersey) to the former shareholders of Velti plc (England and Wales) in exchange for all outstanding shares of Velti plc (England and Wales) on a one-for-one basis. The shares of Velti plc (Jersey) were then admitted for trading on AIM at the same time as the listing of Velti plc (England and Wales) on AIM was cancelled. Velti plc (England and Wales) was subsequently re-registered as a private limited company named Velti Limited.

Velti plc (Jersey) was originally formed as a public limited company named Zelus plc, on August 25, 2009 under the Companies (Jersey) Law 1991 (referred to below, as amended, as the "Jersey Companies Law") with the registered number 103899. Velti plc (Jersey) is now the sole shareholder of Velti Limited and the parent company of our group.

The registered office of Velti plc is at 22 Grenville Street, St Helier, Jersey JE4 8PX and its principal place of business and place of management and control is at First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

Introduction

This section describes the rights available to legal shareholders. Under Jersey law, only persons who hold shares in CREST (an electronic clearing system in the U.K.) or holders of shares in certificated form may be recorded as shareholders in our share register maintained by our share registrar (also known as a transfer agent). The shares sold in this offering will, at least initially, be held in certificated form by Cede & Co., as nominee for the Depository Trust Company, or DTC, which will establish accounts in its electronic system for participating brokerage firms. Investors who purchase these shares will be reflected within the DTC system, but will not appear on our official share register. Therefore holders in "street name" through participating DTC brokerage firms will not be directly entitled to the rights conferred on our shareholders by our Articles of Association, or the Articles, or the rights conferred on shareholders of a Jersey company under the Jersey Companies Law, including rights related to voting and payments of dividends. Rather, holders in "street name" through participating DTC brokerage firms must look to DTC as the shareholder of record. DTC, in turn, is expected to distribute to participating DTC brokerage firms dividend payments that we have remitted to DTC in a single lump sum, and to authorize participating DTC brokerage firms to coordinate voting matters. There is no contract or other agreement between Velti and DTC that requires DTC to perform any action with respect to investors reflected within the DTC system; however, investors may have rights enforceable against DTC (but not Velti) through their contractual relationship with participating DTC brokerage firms.

Investors who purchase beneficial interests in the DTC system in our ordinary shares through The NASDAQ Global Select Market must look solely to their brokerage firm, and in turn, DTC, for the payment of dividends, the exercise of voting rights and all other rights associated with our ordinary shares.

Investors who wish to hold their shares directly in certificated form, rather than indirectly through DTC's electronic system, may request through their broker, who in turn will coordinate with Computershare, as our share registrar (transfer agent) that they be issued a share certificate. This may require payment of administrative fees and additional requirements by individual brokers in order to process trades of ordinary shares represented by share certificates through The NASDAQ Global Select Market. Please see "Our Ordinary Shares and Trading in the United States and the United Kingdom."

Authorized and Issued Share Capital

The authorized share capital of Velti is £5,000,000 divided into 100,000,000 ordinary shares of £0.05 each. The issued share capital of Velti as of March 31, 2011 is 50,881,125 fully paid ordinary shares of £0.05 each.

Memorandum and Articles of Association

Public limited companies formed under the laws of Jersey are governed in general by two organizational documents, a Memorandum of Association and Articles of Association. The Memorandum of Association sets forth the basic constitutional details of the company and its authorized share capital. The Articles of Association set forth other general corporate matters, including the rights of shareholders and provisions concerning shareholder and director meetings and directors' terms and fees. The full text of both our Memorandum of Association and Articles of Association are exhibits to this prospectus and are also available at our website, www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Velti Memorandum of Association

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its Memorandum or Articles of Association. Accordingly, we are able to operate in any markets and to provide any services which are legally permissible and that the directors deem appropriate. Our authorized capital is set forth above.

Velti Articles of Association

Voting rights

Each shareholder is entitled to one vote on a show of hands and to one vote per share held by such shareholder on a poll. There is no cumulative voting of shares. Shareholders are ineligible to vote (unless our board determines otherwise) if any call or other sum presently payable by the shareholder to us in connection with such shares remains unpaid.

Transfer of shares

Shareholders may transfer certificated shares through a customary share transfer form and the presentation of the applicable physical share certificate. Subject to the provisions of the Jersey Companies Law and the Companies (Uncertificated Securities) (Jersey) Order 1999, our board of directors may determine that any class of shares may be held and transferred in uncertificated form in CREST, an electronic clearing system operated in the U.K. by Euroclear U.K. & Ireland Limited. Under Jersey law, legal title to shares may not be held or transferred in uncertificated form in the DTC system. Accordingly, any of our shares purchased on The NASDAQ Global Select Market represent only beneficial interests in the underlying aggregate certificated share position held by DTC. Transfers in "street name" through the DTC system are legally considered a transfer of the beneficial interest and are to be conducted in accordance with NASDAQ and DTC procedures.

Beneficial holders in "street name" may request at any time that actual ordinary shares in certificated form be registered in their name which would therefore accord them full rights as legal shareholders under Jersey law. Please see "Our Ordinary Shares and Trading in the United States and the United Kingdom."

Our board of directors in its discretion may suspend the registration of transfers of shares for periods not exceeding 30 days in any year but only with the consent of the operator of the relevant system in the case of shares which are traded in a relevant system (as described above, Euroclear U.K. & Ireland Limited is the operator for the purposes of CREST). Our board of directors may also decline to register transfers of uncertified shares where it is permitted to do so under our Articles of Association and the Companies (Uncertified Securities) (Jersey) Order 1999 and may decline to register transfers of shares:

  •
  that are not fully paid; and

  •
  upon which Velti has a lien.

If our board of directors declines to register a transfer of shares, we must notify the transferee within two months thereafter.

Dividends and other distributions

In order to be able to declare any dividends, our board of directors must first determine that, immediately following the date upon which the dividend is proposed to be paid, we will be able to pay our debts as they fall due and will continue to be able to do so for a 12 month period. Our board of directors must also make a solvency statement in the form required by the Jersey Companies Law. Dividends must be apportioned and paid pro rata according to the amounts paid on shares, unless otherwise specified in the rights attached to a specific class or classes of shares. Dividends do not accrue interest and may, if unclaimed, be invested by our board of directors on our behalf until claimed. Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend or the date on which such dividend became due for payment is forfeited and becomes our property.

Our Articles of Association provide that if we have been authorized by an ordinary resolution of our shareholders, our board of directors may offer our shareholders the right to receive in lieu of any cash dividend (or part thereof) that we declare on our ordinary shares, such number of our ordinary shares that are (or nearly as possible) equivalent in value to the cash dividend, based on the market price of such shares determined in accordance with our Articles of Association.

Winding up

If we are wound up (whether the liquidation is voluntary, under supervision, or by the courts of Jersey) the liquidator (or the board, where no liquidator is appointed) may, with the authority of a special resolution of our shareholders, divide among our shareholders part or all of our assets, or transfer any part of our assets to a trustee for the benefit of our shareholders.

Changes in capital and allotment of securities

We may, by special resolution of our shareholders, alter our Memorandum of Association to increase the amount of our share capital, consolidate or consolidate and sub-divide all or any of our share capital, cancel any unisssued shares, subdivide our shares or alter our share capital in any other way permitted the Jersey Companies Law.

Subject to the provisions of the Jersey Companies Law, our board has the discretion to issue authorized but unissued shares.

Variation of class rights

The rights attaching to any class of shares may only be altered by written consent of holders in nominal (par) value of at least 2/3rds of our outstanding shares of the relevant class, or by special resolution of the relevant class passed at a class shareholder meeting by holders in nominal (par) value of at least 2/3rds of the shares being voted in person or by proxy at such meeting.

Change in Control

There are no provisions in our Articles of Association which would have an effect of delaying, deferring or preventing a change in our control.

General meetings

An annual general meeting and any other shareholders' meeting (whether convened for the passing of an ordinary or a special resolution of our shareholders) shall be called by at least 14 full days notice given to our shareholders, directors and our auditors.

Borrowing powers

Our board of directors has the full authority to authorize our entry into agreements to borrow money, to grant security over our assets and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of us or of any third-party.

Directors

We may, by resolution of our shareholders, vary the minimum or maximum number of directors (subject to a minimum of two directors). Currently the minimum number of directors is two and the maximum is 12. We currently have six members on our board of directors.

Shareholders are only able to appoint a person as a director at a shareholder meeting if (i) the relevant person has been recommended by our board or is a serving director who is retiring at that shareholder meeting; or (ii) if a shareholder (other than the person proposed as a director) who is entitled to attend and vote at that shareholder meeting has submitted written notice to us of their intention to nominate the relevant person no less than 7 and no more than 42 full days prior to the date of that shareholder meeting, along with a notice from the relevant person confirming their willingness to be appointed.

Directors are required to disclose, and in general to avoid, any conflicts of interest with respect to any contract or proposed contract or any other arrangement or proposed arrangement with us.

Other Jersey Law considerations

Purchase of own shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors have both determined that we will (after we make the buy-back or redemption in question) be able to pay our debts as they fall due and will continue to be able to do so for a 12 month period and also made a solvency statement in the form required by the Jersey Companies Law.

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify:

  •
  the maximum number of shares to be purchased;

  •
  the maximum and minimum prices which may be paid; and

  •
  a date, not being later than 18 months after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without canceling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory purchases and acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of our outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder's shares or that the person purchase the holder's shares on terms different to those under which the person made such offer.

Other than as described above, we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder's prior purchase.

Compromises and arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable) the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75% or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

No pre-emptive rights

The Jersey Companies Law does not confer any pre-emptive rights to purchase our shares on our shareholders.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is "unfairly prejudicial" to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Comparison of Jersey Law and Delaware Law

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Shareholders holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.
The Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.
Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

•       either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation's capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•       the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company or one of its subsidiaries. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.
A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director's interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.
Although it may still order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Cumulative Voting
	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.

Corporate Law Issue	Delaware Law	Jersey Law
Approval of Corporate Matters by Written Consent	Unless otherwise specified in a corporation's certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.	A unanimous written consent by each shareholder entitled to vote on the matter may effect any matter that otherwise may be brought before a shareholders' meeting, except for the removal of our auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.
Business Combinations
	With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.	Although our Articles of Association do not require shareholder approval of business combinations, the Jersey Companies Law (in the case of a merger) requires such approval.
Limitations on Directors Liability and Indemnification of Directors and Officers
A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.
The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.
However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

•       incurred in defending any civil or criminal legal proceedings where:

•       the person is either acquitted or receives a judgment in their favor;

•       where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

•       where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person's resistance to the proceedings.

• incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

Corporate Law Issue	Delaware Law	Jersey Law

•       incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

• incurred in a case in which the company normally maintains insurance for persons other than directors.
Appraisal Rights
	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.
Shareholder Suits
Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.
Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is "unfairly prejudicial" to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application.

There may also be common law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.

Corporate Law Issue	Delaware Law	Jersey Law
Inspection of Books and Records	All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation's shares ledger and its other books and records for any purpose reasonably related to such person's interest as a shareholder.	The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its Articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.
Amendments to Charter
Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.
The Memorandum of Association and Articles of Association of a Jersey company each may only be amended by special resolution approved by holders of at least 2/3rds of the shares being voted in person or by proxy at a shareholder meeting or by unanimous written consent signed by each of the shareholders entitled to vote.

Our Ordinary Shares and Trading in the United States

All of our issued and outstanding ordinary shares are listed for trading on The NASDAQ Global Select Market.

Our Ordinary Shares in the United States Which Have Been Registered

The ordinary shares to be sold through this offering have been registered with the SEC. In the U.S., participating brokerage firms hold freely-tradeable shares electronically (also referred to as "book-entry" or in "street name") through the Depository Trust Company, or DTC, a third-party that was founded and is owned by member brokerage firms. DTC then establishes an account in its electronic system and allocates interests in the shares among the brokerage firms, which in turn credit the accounts of brokerage customers. In accordance with market practice in the U.S. and system requirements of stock markets, the underwriters have designated that the ordinary shares sold in this offering both by us and our selling shareholders be issued or transferred, as applicable, to DTC. There is no contractual arrangement between Velti and DTC.

Accordingly, we will issue a single share certificate for the shares sold in this offering, both by us and the selling shareholders, in the name of Cede & Co., the nominee used by DTC. Beneficial interests in these ordinary shares therefore will be eligible for trading through a member brokerage firm and will be held in electronic form through DTC. DTC will then establish an electronic account and allocate the beneficial interests in the certificated shares among its member brokerage firm accounts, who will in turn credit the beneficial interests to the accounts of the brokerage customers. Under Jersey law, legal title to the ordinary shares that we and the selling shareholders are offering through this prospectus will be registered in the name of Cede & Co. and held in certificated form. Persons who wish to derive the economic benefit of our shares based upon our quotation on The NASDAQ Global Select Market will own beneficial interests in our shares (each beneficial interest will represent one ordinary share). DTC will track ownership of such beneficial interests through its standard automated system. Under Jersey law, holders of beneficial interests in our shares will not be Velti shareholders and, accordingly, will not have the rights conferred on shareholders by our Articles of Association or the Jersey Companies Law. As the legal owner of the shares, Cede & Co. for DTC will be entitled to enjoy and exercise all of the rights attaching to the shares.

If you purchase beneficial interests in our ordinary shares in the offering, you must look solely to your broker or bank for the payment of all dividends, the exercise of voting rights attaching to our ordinary shares and all other rights arising in respect of our ordinary shares. Your broker or bank must, in turn, look solely to DTC for the payment of all dividends, the exercise of voting rights attaching to our ordinary shares and all other rights arising with respect to our ordinary shares.

You may request through your broker to hold shares directly in certificated form instead of holding shares indirectly through DTC. Your broker may obtain on your behalf shares in certificated form through Computershare, our transfer agent. However, the conversion from a beneficial interest in shares legally owned by Cede & Co. as holder of legal title to the ordinary shares to actual ordinary shares, and vice versa, may require both time and the payment of processing fees to our transfer agent in addition to fees that may be levied by your brokerage firm.

If you elect to hold shares directly in certificated form in your own name, which will be represented by a paper certificate, you will be a Velti shareholder and therefore you may be more easily able to exercise the shareholder rights attaching to the shares than would be the case where you hold beneficial interests in the shares held by Cede & Co. for DTC. Conversely, if you decide to hold your beneficial interests in the shares held by Cede & Co. for DTC through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank. Please consult with your broker or bank to determine those procedures. If you hold your beneficial interests in our shares through DTC, because you are not an actual shareholder of Velti, you may look only to your broker or bank for recourse related to your beneficial interest in the ordinary shares.

Our Share Registrar (Transfer Agent)

We have retained Computershare to act as our share registrar and transfer agent. Computershare may be contacted at 1 (781) 575-4238. Affiliates of Computershare in each of Jersey, the U.K. and the U.S. are collectively responsible for managing both our legal share register in the Bailiwick of Jersey and our interaction, including moving our shares into and out of, the DTC system. Our legal share register is kept at PO Box 329 Queensway House, Hilgrove Street, St Helier, Jersey JE4 9XY.

Dividends and Other Distributions for our Ordinary Shares in the United States

Holders of shares in certificated form acquired through the offering will receive any distributions directly from us through our transfer agent. Holders of beneficial interests through DTC will have the right, against their broker or bank, to receive their proportionate part of the distributions we make on the shares held by Cede & Co. for DTC. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Such holders will receive such distributions in proportion to their beneficial interest in the aggregate number of shares held by Cede & Co. for DTC. No non-cash distributions may be made to beneficial owners through DTC.

Distributions of Cash

Upon receipt of a cash dividend or other cash distribution that is not denominated in U.S. dollars, our transfer agent will arrange for the funds to be converted into U.S. dollars and for holders of shares in certificated form in the U.S. to receive proportional payment directly in U.S. dollars unless any such holder elects otherwise.

Our transfer agent will also remit a single lump sum cash payment to DTC on behalf of beneficial holders in DTC's aggregate share position. DTC, in turn, will use its internal procedures to distribute such U.S. dollars to its member brokerages, which in turn will credit the respective account of an individual beneficial holder. Velti's obligation is only to make payment to Cede & Co., or if Cede & Co. so directs, to DTC. We have no obligation to ensure that the proceeds of that payment are then distributed to the beneficial holders through DTC. Such beneficial holders may only seek recourse through their brokerage firms and DTC. We do not have a contract with DTC and DTC's relationship with us is only as a holder (though Cede & Co.) of our ordinary shares.

The conversion into U.S. dollars will take place only if this can be done on a reasonable basis, in the judgment of the transfer agent, and if the U.S. dollars are transferable to the U.S. The amounts distributed to holders of ordinary shares will be net of the reasonable fees, expenses, taxes and governmental charges payable. The transfer agent will apply the same criteria and method for distributing the proceeds of the sale of any property.

Our Articles of Association provide that if we have been authorized by an ordinary resolution of our shareholders, our board of directors may offer our shareholders the right to receive in lieu of any cash dividend (or part thereof) that we declare on our ordinary shares, such number of our ordinary shares that are (as nearly as possible) equivalent in value to the cash dividend, based on the market price of such shares determined in accordance with our Articles of Association. Such share dividends will be distributed in the manner set forth below.

Dividends (Bonus Issues) of Shares

In the case of a dividend (also known in Jersey as a "bonus issue" or "scrip dividend") of ordinary shares, our transfer agent on behalf of Velti will issue such new ordinary shares to holders of certificated shares, as well as a single aggregate amount of shares to Cede & Co. for DTC, for allocation to the brokerage accounts of corresponding beneficial interests among the beneficial holders of DTC's certificated share position. A cash payment based on the current trading price of our ordinary shares may be distributed in lieu of fractional shares.

The issue of new ordinary shares in connection with a dividend of ordinary shares will be made net of the reasonable fees, expenses, taxes and governmental charges. In order to pay such taxes or governmental charges, the transfer agent may sell all or a portion of the new ordinary shares to be distributed.

No such share dividend will be made if it would violate the U.S. securities laws or other applicable law. In such circumstances, the transfer agent may make arrangements to sell such ordinary shares and distribute the proceeds of the sale as in the case of a distribution of cash.

Rights Issues of Shares

In the event that we offer our shareholders the right to purchase additional ordinary shares under a rights issue, our transfer agent will determine whether it is lawful and feasible to allow Cede & Co. for DTC to purchase additional ordinary shares pursuant to the rights issue (and for DTC to then credit beneficial interests in such shares to the brokerage accounts of individual beneficial holders) and to allow U.S. resident holders of shares in certificated form to purchase additional ordinary shares pursuant to the rights issue.

If our transfer agent determines that it is lawful and feasible to allow you to purchase additional ordinary shares (or beneficial interests in ordinary shares) pursuant to the rights issue, our transfer agent will establish procedures to enable you to do so. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ordinary shares, or (if made available) the additional beneficial interests therein through DTC, upon the exercise of your rights.

You will not be entitled to purchase additional ordinary shares (or beneficial interests in ordinary shares) pursuant to the rights issue if:

  •
  it is not lawful or feasible to distribute or offer the rights; or

  •
  the offer period has lapsed.

Other Distributions

If we distribute property other than cash or ordinary shares, the transfer agent will distribute the property to the holders of shares in certificated form in a manner it deems equitable and practicable. As Cede & Co. for DTC will not accept distributions that are not either monetary or financial instruments (such as rights), our transfer agent will, if practicable and legally available, arrange the sale of property otherwise intended for Cede & Co. for DTC. Upon such sale, our transfer agent will remit the proceeds from such sale or sales to Cede & Co. for DTC for distribution to the brokerage accounts of individual beneficial owners.

The distribution will be made net of fees, expenses, taxes and governmental charges. In order to pay such taxes and governmental charges, our transfer agent may sell all or a portion of the property received and to be distributed.

If in the opinion of the transfer agent a distribution is not feasible, it will not distribute such property and may sell the property with our reasonable approval. The transfer agent may deem a distribution not to be feasible if:

  •
  any amounts are required to be withheld for taxes or governmental charges;

  •
  any obligations arise under applicable securities laws or exchange control laws; or

  •
  there is any requirement that distributable securities be registered under the Securities Act or otherwise.

The proceeds of such a sale will be distributed to holders of shares in certificated form as in the case of a cash distribution.

Voting Rights

Holders of beneficial interests in the ordinary shares held by Cede & Co. for DTC will be instructed by their brokerage firms on how to exercise the voting rights for the relevant ordinary shares. The voting rights of holders of ordinary shares are described under the heading "Description of Share Capital" in this registration statement. If you are a holder of beneficial interests in our ordinary shares through Cede & Co. for DTC, we have no legal obligation to mail to you any notice of our shareholders' meetings. However, we may provide either DTC, or the designee of DTC's participating brokerage (in the U.S., generally Broadridge Financial Solutions, Inc.) materials related to shareholders' meetings and the related notices of meeting. In turn, the designee may distribute copies of materials related to shareholders' meetings or notices to you, if you are a holder of beneficial interests through DTC, through your brokerage firm. You may instruct your brokerage firm as to how you wish it to exercise the voting rights attached to the shares in which you hold beneficial interests. However, please note that there may be practical and legal limitations in voting such shares and there is no assurance the vote associated with the ordinary shares beneficially held on your behalf by DTC will be cast in a timely manner. Your sole recourse for any voting matters will be to your brokerage firm and DTC as you are not legally considered our shareholder under Jersey law.

Holders of shares in certificated form are shareholders of Velti and will receive materials and notices of meeting directly from us or our designee. Voting materials must be submitted directly back to Velti or as the voting materials otherwise require.

Jersey Regulatory Matters

The Jersey Financial Services Commission, or JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus shall be delivered to the Jersey registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey registrar of companies will need to give, and not subsequently withdrawn, his consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey registrar of companies nor the JFSC will take any responsibility for the financial soundness of Velti or for the correctness of any statements made, or opinions expressed, with regard to Velti. If you are in any doubt about the contents of this prospectus you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to the holders or potential of any our ordinary shares (or interests in them) by or on behalf of Velti is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) or the exercise of any rights attached to the ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

The directors of Velti have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in this prospectus, whether of facts or of opinion. All of the directors of Velti accept responsibility accordingly.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years:

Listing on AIM.    On May 3, 2006, we were admitted and commenced trading in our ordinary shares on AIM. In connection with our initial public offering and placement of ordinary shares, we issued 10,000,000 new ordinary shares at a placing price of £1.00 per share, with gross proceeds of approximately £10.0 million. In October 2007, we issued 3,580,000 ordinary shares at £2.10 per share in a secondary public offering, with gross proceeds of approximately £7.5 million. This secondary offering was completed through a share placing to institutional investors.

October 2009 Private Placement.    In October 2009, we generated approximately £2.9 million through the private placement of 1,800,000 new ordinary shares by RBC Capital Markets with institutional and other investors and an additional 20,000 ordinary shares to one of our directors at a price of £1.60 per share. The new ordinary shares were admitted for trading on AIM.

Directors and Employees.    Through March 31, 2011, we have awarded 270,327 ordinary shares to our non-employee directors as part of their compensation for service as members of our board of directors. In addition, as of March 31, 2011, we have awarded 6,280,610 deferred share awards (including 127,747 share awards to our non-executive directors) and 4,973,262 share options, of which 1,549,815 deferred share awards have forfeited upon termination of employment or failed to vest for failure to meet all performance conditions, 1,885,935 deferred share awards have vested, 20,969 share options have been exercised and 709,119 share options have forfeited upon termination of employment. As of March 31, 2011, we had outstanding 2,844,860 deferred share awards and 4,342,174 share options.

M Telecom.    On May 27, 2008, we issued 195,658 ordinary shares at an issue price of £1.626 per share in connection with payment of deferred consideration to the former owners of M Telecom following our acquisition of M Telecom in May 2007. On June 4, 2009, we issued 496,625 ordinary shares in final settlement of the deferred consideration payable in connection with our acquisition of M Telecom.

Thor.    On July 3, 2009, we issued 875,000 ordinary shares to shareholders of Thor Luxembourg S.à.r.L., or Thor, in connection with two debt facilities extended to us by Thor. The ordinary shares were issued at a price of £1.605 per share, the per share trading price of our ordinary shares as quoted on AIM at the date of the loan agreements.

Redomiciliation.    On December 2, 2009, Velti plc (England and Wales) issued one "A" ordinary share to Velti plc (Jersey) in connection with our redomiciliation under which Velti plc (Jersey), a company incorporated under the laws of Jersey, the Channel Islands, and tax resident in the Republic of Ireland, was introduced as the new parent company of Velti plc (England and Wales). Velti plc (Jersey) issued two subscriber shares for cash upon incorporation in Jersey on August 25, 2009. One share was issued to each of Juris Limited and Lively Limited, the subscribers to Velti plc's Jersey memorandum of association. On August 27, 2009, one subscriber share was transferred to each of Alex Moukas and Pantelis Papageorgiou respectively, each then being a director and employee of Velti. Pantelis Papageorgiou vacated his office as a director of Velti (England and Wales) on October 5, 2009 and of Velti plc (Jersey) on October 13, 2009, and transferred his subscriber share to Menelaos Scouloudis on October 13, 2009. Pursuant to buy-back agreements entered between Velti (Jersey) and each of Mr. Moukas and Mr. Scouloudis on October 13, 2009, the subscriber shares were bought back by us on December 18, 2009 and cancelled. On December 18, 2009, in connection with the redomiciliation and pursuant to the scheme of arrangement relating to this transaction, the shares held by each of the shareholders of Velti plc (England and Wales) were cancelled and re-issued to Velti plc (Jersey) and, in consideration for this, Velti plc (Jersey) issued a corresponding number of its own ordinary shares (being 37,530,261 ordinary shares) to the former shareholders of Velti plc (England and Wales).

Mobclix.    On September 30, 2010, we acquired Mobclix, Inc. and issued 150,220 ordinary shares to the former Mobclix, Inc. shareholders and certain of its creditors at closing.

U.S. Public Offering.    On January 2011, we issued 12,500,000 ordinary shares in connection with our U.S. public offering.

Shares Eligible for Future Sale

Based upon the number of ordinary shares outstanding as of April 30, 2011, upon completion of this offering, and assuming no exercise of the underwriters' over-allotment option, we will have 58,881,125 outstanding ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. In addition, following the filing by us of our registration statement on Form S-8, shares issued by us prior to this offering are generally freely transferable by persons other than our affiliates without restriction or further registration. Sales or perceived sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Our shares are listed for trading on The NASDAQ Global Select Market under the symbol "VELT."

Lock-up Agreements

Each of our directors, executive officers and certain of our other existing shareholders entered into lock-up agreements in connection with our January 2011 U.S. public offering, generally providing that they would not transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible or exchangeable or exercisable for our ordinary shares for a period of at least 180 days after the date our public offering became effective. The underwriters intend to waive the restrictions under these lock-up agreements applicable to us and the selling shareholders for purposes of this offering. In addition, the underwriters intend to waive the restrictions under these lock-up agreements applicable to certain other employees who are not selling shareholders in this offering for approximately 10% of the shares that are held by such employee and subject to a lock-up agreement.

In connection with this offering, each of our directors and executive officers has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares for a period of 90 days after the date the registration statement of which this prospectus is a part becomes effective. After the expiration of the 90 day period, the ordinary shares held by our directors and executive officers may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 90 day restricted period is subject to adjustment under certain circumstances. If (i) during the last 17 days of the 90 day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 90 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 90 day period, the restrictions will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our directors, executive officers and certain other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

The availability of Rule 144 will vary depending on whether our ordinary shares are restricted and whether they are held by an affiliate or a non-affiliate. For purposes of Rule 144, a non-affiliate is any person or entity that is not our affiliate at the time of sale and has not been our affiliate during the preceding three months.

In general, under Rule 144, because we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an affiliate who has beneficially owned shares of our restricted ordinary shares for at least six months would be entitled to sell within any three-month period any number of such shares that does not exceed the greater of:

  •
  1% of the number of shares of our ordinary shares then outstanding, which will equal approximately 600,000 shares immediately after consummation of this offering; or

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  the average weekly trading volume of our ordinary shares on the open market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

In addition, any sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Our affiliates must comply with all the provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of our ordinary shares that are not restricted securities, such as shares acquired by our affiliates either in this offering or through purchases in the open market or that are subject to our registration statement on Form S-8. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, an issuer.

Similarly, since we have been a reporting company for at least 90 days, a non-affiliate who has beneficially owned shares of our restricted ordinary shares for at least six months would be entitled to sell those shares without complying with the volume limitation, manner of sale and notice provisions of Rule 144, provided that certain public information is available. Furthermore, a non-affiliate who has beneficially owned our shares of restricted ordinary shares for at least one year will not be subject to any restrictions under Rule 144 with respect to such shares, regardless of how long we have been a reporting company.

We are unable to estimate the number of our ordinary shares shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the shareholder and other factors.

Rule 701

Rule 701 permits resales of shares in reliance upon Rule 144 without compliance with some restrictions of Rule 144, including the holding period requirement. Any of our employees, officers, directors or consultants who purchase shares under a written compensatory plan or contract may be entitled to rely on the resale provision of Rule 701. Affiliates are permitted to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Non-affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

Options/Equity Awards

We have filed a registration statement on Form S-8 under the Securities Act to register 11,304,108 of our ordinary shares which we expect to issue under our share incentive plans, including our outstanding deferred share awards and share options, and outstanding deferred share awards issuable to our non-employee directors. As of March 31, 2011 there were 4,243,174 ordinary shares issuable upon the exercise of share options outstanding and 2,844,860 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions. Shares issued upon the exercise of share options or upon the settlement of deferred share awards after the effective date of this registration statement will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

 Taxation

The following is a discussion of the material Republic of Ireland, Bailiwick of Jersey and U.S. federal income tax consequences of an investment in our ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Republic of Ireland tax law, it represents the opinion of Mason, Hayes + Curran, our Republic of Ireland counsel, and to the extent that the discussion relates to matters of Jersey tax law, it represents the opinion of Mourant Ozannes, our Bailiwick of Jersey counsel. The following discussion, to the extent the discussion relates to matters of current U.S. federal income tax law, represents the opinion of DLA Piper LLP (US), our U.S. counsel. It does not constitute legal or tax advice and you should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares. You should be aware that tax rules and practice and their interpretation may change.

Jersey Taxation Consequences

Income Tax on Velti

Under the Income Tax (Jersey) Law 1961 (as amended), or the Jersey Income Tax Law, Velti will be regarded as either:

  •
  not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case Velti will not (except as noted below) be liable to Jersey income tax; or

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  resident in Jersey under Article 123C of the Jersey Income Tax Law, in which case Velti (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0%.

If we derive any income from the ownership or disposal of land in Jersey, such income will be subject to tax in Jersey at the rate of 20%. It is not expected that we will derive any such income.

Holders of Ordinary Shares

We will be entitled to pay dividends to holders of our ordinary shares without any withholding or deduction for or on account of Jersey tax. Holders of our ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey with respect to the acquisition, ownership or other disposition of our ordinary shares.

Jersey Taxation — Goods and Services Tax

We are an "international services entity" for the purposes of the Goods and Services Tax (Jersey) Law 2007, or the GST Law. Consequently, we are not required to:

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  register as a taxable person pursuant to the GST Law;

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  charge goods and services tax in Jersey with respect to any supply made by us; or

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  subject to limited exceptions that are not expected to apply to us, pay goods and services tax in Jersey with respect to any supply made to it.

Jersey Taxation — Stamp Duty

No stamp duty is payable in Jersey on the issue or transfer of our ordinary shares during the holder's lifetime.

Upon the death of one of our shareholders, a grant of probate or letters of administration will be required to transfer the ordinary shares of the deceased person, provided, however, that where the deceased person was domiciled outside of Jersey at the time of death, we may (at our discretion) dispense with this requirement where the value of the deceased's movable estate in Jersey does not exceed £10,000.

Upon the death of one of our shareholders, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

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  Where the deceased person was domiciled in Jersey at the time of death:  the deceased person's personal estate wherever situated (including any Velti shares) if the net value of such personal estate exceeds £10,000; or

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  Where the deceased person was domiciled outside of Jersey at the time of death:  the deceased person's personal estate situated in Jersey (including any Velti shares) if the net value of such personal estate exceeds £10,000.

The rate of stamp duty payable is:

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  Where the net value of the deceased person's relevant personal estate does not exceed £100,000:  0.5% of the net value of the deceased person's relevant personal estate; or

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  Where the net value of the deceased person's relevant personal estate exceeds £100,000:  £500 for the first £100,000 plus 0.75% of the net value of the deceased person's relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.

Republic of Ireland Taxation Consequences

The paragraphs set out below summarize the Irish tax treatment for our shareholders of holding or disposing of our ordinary shares. They are based on current Irish legislation and an understanding of current Republic of Ireland Revenue Commissioners' practice as of the date of this document and do not reflect any changes which may be adopted subsequent to the date of this document. The paragraphs are intended as a general guide and, except for the sections dealing with dividend withholding tax, and otherwise where express reference is made to the position of non-Irish residents or non-Irish domiciled shareholders, apply only to shareholders who are resident and, individuals, ordinarily resident and domiciled in the Republic of Ireland for tax purposes. They relate only to such shareholders who hold our shares directly as an investment and who are absolute beneficial owners of those shares. These paragraphs do not deal with certain types of shareholders, such as dealers in securities or persons holding or acquiring shares in the course of a trade or by reason of employment, collective investment plans and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the Republic of Ireland, you should consult an appropriate professional adviser immediately.

Republic of Ireland Taxation — Tax on Chargeable Gains

Liability to Irish tax on chargeable gains will depend on the individual circumstances of our shareholders.

Disposal of Our Shares by Irish-resident Velti Shareholders

A disposal of our ordinary shares by a Velti shareholder who is resident or ordinarily resident in the Republic of Ireland may, depending on individual circumstances (including the availability of exemptions), give rise to a chargeable gain or allowable loss for the purposes of the Irish taxation of chargeable gains.

It is expected that our share register will not be held in Ireland and, accordingly, individual shareholders who are resident or ordinarily resident in the Republic of Ireland, but not domiciled in the Republic of Ireland, will be liable to Irish chargeable gains tax only to the extent that the proceeds of the disposal of ordinary shares are remitted or deemed to be remitted to the Republic of Ireland.

Disposal of Our Shares by non-Irish-resident Shareholders

Shareholders who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the Republic of Ireland will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of their ordinary shares unless such ordinary shares (i) derive their value or greater part of their value directly or indirectly from land in the Republic of Ireland or minerals in the Republic of Ireland or any rights, interests or other assets in relation to mining or minerals or the searching for minerals or (ii) are used, held or acquired for the purposes of a trade, profession or vocation carried on in the Republic of Ireland through a branch or agency. Such shareholders may be subject to foreign taxation on any gain under local law.

A shareholder who is an individual and who is temporarily a non-resident of the Republic of Ireland at the time of the disposal may, under legislation aimed at curbing tax avoidance, still be liable to Irish taxation on any chargeable gain realized (subject to the availability of exemptions).

Republic of Ireland Taxation — Tax on Dividends

Receipt of Dividends from Velti

Dividend withholding tax.    Dividends paid by us will generally be subject to Irish dividend withholding tax, or DWT, at the standard rate of income tax (currently 20%) unless a shareholder is within one of the categories of exempt shareholders referred to below. Where DWT applies, we will be responsible for withholding DWT at source. For DWT purposes, a dividend includes any distribution made by us to shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

DWT is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from a Velti shareholder prior to payment of the dividend.

Certain categories of Irish resident shareholders are entitled to an exemption from DWT, including in general (but not limited to) Irish resident companies, qualifying employee share ownership trusts, charities and pension funds. Except in very limited circumstances, distributions by us to an Irish-resident shareholder who is an individual are not exempt from DWT.

Certain non-Irish resident shareholders (both individual and corporate) are also entitled to an exemption from DWT. In particular, a non-Irish resident shareholder is not subject to DWT on dividends received from us if the shareholder is:

  •
  an individual shareholder who by virtue of the laws of the relevant country is resident for tax purposes in either a member state of the EU (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the U.S.), and the individual is neither resident nor ordinarily resident in the Republic of Ireland;

  •
  a corporate shareholder that is not resident for tax purposes in the Republic of Ireland and which is ultimately controlled, directly or indirectly, by persons who by virtue of the laws of the relevant country are resident in either a member state of the EU (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the U.S.);

  •
  a corporate shareholder that is not resident for tax purposes in the Republic of Ireland nor ultimately controlled by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from the Republic of Ireland) or a country with which the Republic of Ireland has a double tax treaty (including the U.S.);

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  a Velti shareholder that is not resident for tax purposes in the Republic of Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in: (i) the Republic of Ireland; (ii) a country with which the Republic of Ireland has a double tax treaty (including the U.S.); or (iii) an exchange approved by the Irish Minister for Finance; or

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  a corporate shareholder that is not resident for tax purposes in the Republic of Ireland and is wholly owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in (i) the Republic of Ireland; (ii) a country with which the Republic of Ireland has a double tax treaty (including the U.S.); or (iii) an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, the shareholder has made the appropriate declaration to us prior to payment of the dividend.

Taxation on Dividends.    An Irish resident or ordinarily resident individual shareholder will be subject to Irish income tax on the gross dividend at their marginal rate of tax plus the universal social charge and, in certain circumstances, PRSI (pay related social insurance). The gross dividend is the dividend received plus DWT withheld. Irish resident individual shareholders are generally entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

Irish resident corporate shareholders should generally be exempt from Irish tax on dividends received from us on the assumption that we are tax resident in Ireland. If an Irish resident corporate shareholder is a close company for tax purposes, however, it may, in certain circumstances, be liable to a 20% investment income surcharge with respect to dividends received from us.

Non-Irish resident shareholders are, unless entitled to exemption from DWT, liable to Irish income tax on dividends received from us. However, the DWT deducted by us discharges such liability to Irish income tax. Where a non-resident shareholder is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by us, a claim may be made for a refund of the DWT.

Republic of Ireland Taxation — Stamp Duty

No Irish stamp duty or capital duty should arise on the issue or transfer for cash of our ordinary shares provided such transactions do not relate to Irish stocks or securities of an Irish registered company.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. It does not address any U.S. federal estate and gift tax, state and local tax, or non-U.S. tax consequences. This discussion only applies to original purchasers of our ordinary shares who hold ordinary shares as capital assets for U.S. federal income tax purposes. It does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to particular investors, such as:

  •
  banks and certain financial institutions;

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  insurance companies;

  •
  partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through such entities;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

  •
  tax-exempt entities;

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  persons liable for alternative minimum tax;

  •
  persons holding our ordinary shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction;

  •
  persons that enter into a constructive sale transaction with respect to our ordinary shares;

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  persons owning or treated as owning 10% or more of our voting shares; or

  •
  U.S. Holders (as described below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all as currently in effect as of the date of this prospectus. These authorities are subject to change, possibly on a retroactive basis. You should consult your tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our ordinary shares in your particular circumstances.

For purposes of this discussion, you are a "U.S. Holder" if for U.S. federal income tax purposes, you are a beneficial owner of our ordinary shares who or which is:

  •
  an individual citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

U.S. Holders

Dividends.    Subject to the "Status as a PFIC" discussion below, in the event a U.S. Holder receives a distribution, other than certain pro rata distributions of our ordinary shares or rights with respect to our ordinary shares, the U.S. Holder will be required to include the gross amount of the distribution (including the amount of any non-U.S. taxes withheld therefrom) in gross income as a foreign source taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by U.S. Holders that are corporations generally will not be eligible for a dividends received deduction. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2013 will constitute "qualified dividend income" subject to tax at capital gains rates (generally 15%) provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect our ordinary shares will be readily tradable on an established securities market in the U.S. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of the lower income tax rate for dividends paid with respect to our ordinary shares.

Distributions in excess of our current and accumulated earnings and profits, as determined in accordance with U.S. tax principles, will first be treated as a nontaxable return of capital to the extent of the U.S. Holder's basis in our ordinary shares and thereafter as gain from the sale or exchange of a capital asset. The character of such gain is described below under "Sales and Other Dispositions of our Ordinary Shares."

As we do not calculate our earnings and profits in accordance with U.S. tax principles, the entire amount of any distributions will likely be reported to investors as taxable dividend distributions.

Any non-U.S. withholding taxes imposed on dividends paid to a U.S. Holder (at a rate applicable to U.S. Holders) shall generally be eligible for the foreign tax credit or as a deduction in computing such U.S. Holder's taxable income, subject to any applicable limitations. For foreign tax credit purposes, dividends distributed with respect to ordinary shares will generally constitute "passive category income," but could, in the case of certain U.S. Holders, constitute "general category income." If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sales and Other Dispositions of our Ordinary Shares.    For U.S. federal income tax purposes, and subject to the "Status as a PFIC" discussion below, gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between that U.S. Holder's basis in our ordinary shares and the amount realized on the disposition. If the consideration you receive for the ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. A U.S. Holder's basis in our ordinary shares will generally equal the amount the U.S. Holder paid for such ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held our ordinary shares for more than one year at the time of the sale or exchange. The maximum rate of tax on long-term capital gain recognized before January 1, 2013 is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to limitations. Generally, gain or loss recognized by a U.S. Holder will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. You should consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Status as a PFIC.    Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in 2009 or 2010, or will be in 2011, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:

  •
  at least 75% of the non-U.S. corporation's gross income is passive income; or

  •
  at least 50% of the average value of all the non-U.S. corporation's assets (based on an average of the quarterly values of the assets during a taxable year) produces or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents that are derived in the active conduct of a trade or business. If we own directly or indirectly at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

In determining that we are not a PFIC, we are relying on our business projections for the current year and for future years. If our actual business results do not match our projections, we may become a PFIC. We must make a separate determination each year as to whether we are a PFIC and, as a result, our PFIC status may change. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

If we are a PFIC for any taxable year during which you hold ordinary shares, U.S. Holders will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a mark-to-market election as discussed below. Any distribution you receive in a taxable year that is greater than 125% of the average annual distribution you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

  •
  the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if you hold the ordinary shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any us or of our subsidiaries.

A U.S. Holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a "qualified electing fund" election. The availability of this election requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. Holder owning marketable stock in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of your taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless ordinary shares are no longer regularly traded on The NASDAQ Global Select Market or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the SEC, (ii) The NASDAQ Global Select Market, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ordinary shares will be listed on The NASDAQ Global Select Market and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you. However, the mark-to-market election may not be available for some of our non-U.S. subsidiaries that are PFICs, and a U.S. Holder may continue to be subject to the excess distribution rules discussed above with respect to the shares of the lower-tier PFICs that such holder is deemed to own.

Although we do not believe we were a PFIC in 2009 or 2010, or will be in 2011, and we do not expect to become a PFIC in the foreseeable future, there can be no assurance in this regard. You are urged to consult your tax advisers concerning the U.S. federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

New Legislation.    Newly enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Generally, you will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to our ordinary shares unless the dividends are effectively connected with your conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the dividends are attributable to a permanent establishment that you maintain in the U.S. In such cases, you will generally be taxed in the same manner as a U.S. Holder.

Generally, you will not be subject to U.S. federal income tax or withholding on any gain realized on the sale or other disposition of our ordinary shares unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the gain is attributable to a permanent establishment that you maintain in the U.S.; or

  •
  you are an individual present in the U.S. for at least 183 days in the taxable year of sale or disposition and either your gain is attributable to an office or other fixed place of business that you maintain in the U.S. or you have a tax home in the U.S.

If you are a corporate non-U.S. Holder, your earnings and profits attributable to the effectively connected gain may be subject to an additional branch profits tax at a rate of 30% or a lower rate if you are eligible for the benefits of an applicable tax treaty.

Backup Withholding and Information Reporting

Payment of dividends and proceeds from the sale or other disposition of our ordinary shares that are made to you in the U.S. (and in certain cases, outside the U.S.) will generally be subject to information reporting to the IRS, unless you are an exempt recipient. In addition, a backup withholding tax generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number and complies with certification procedures or otherwise establishes an exemption from backup withholding.

Any amount withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. federal income tax liability, if any, or a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

Cautionary Statement on the Enforceability of Civil Liabilities

U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of the Bailiwick of Jersey. Most of our directors and officers reside outside of the U.S. Substantially all of the assets of both us and our directors and officers are located outside the U.S. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the U.S., or to enforce against these persons or us, either inside or outside the U.S., a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the U.S. or any U.S. state.

We have appointed Velti USA, Inc., located at 150 California Street, San Francisco, California 94111, as our agent to receive service of process with respect to any action brought against us in the U.S. under the federal securities laws of the U.S. or of the laws of any state of the U.S.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

  •
  the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

  •
  the judgment is given on the merits and is final, conclusive and non-appealable;

  •
  the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

  •
  the defendant is not immune under the principles of public international law;

  •
  the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

  •
  the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and

  •
  the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called "natural justice," which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. Although punitive damages are generally unknown to the Jersey legal system, there is no prohibition on them either by statute or customary law. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive will generally be deemed as contrary to public policy. Moreover, certain defendants may qualify for protection under Protection of Trading Interests Act 1980, an act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983. This Act provides that a qualifying defendant is not liable for multiple damages, in excess of that required for actual compensation. A "qualifying defendant" for these purposes is a citizen of the U.K. and Colonies, a corporation or other limited liability entity organized under the laws of the U.K., Jersey or other territory for whose international relations the U.K. is responsible or a person conducting business in Jersey.

Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. We have been advised by our legal counsel in Jersey that it is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

 Underwriting

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Jefferies & Company, Inc., have severally agreed to purchase from us and the selling shareholders the following respective number of ordinary shares at a public offering less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Number of Ordinary Shares
Jefferies & Company, Inc.	4,914,252
RBC Capital Markets, LLC	2,948,552
Needham & Company, LLC	982,851
Canaccord Genuity Inc.	491,425
ThinkEquity LLC	491,425

Total	9,828,505

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ordinary shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents not in excess of $0.4575 per ordinary share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.1525 per ordinary share to other dealers. After this public offering in the U.S. representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,474,275 additional ordinary shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares on the same terms as those on which the 9,828,505 ordinary shares are being offered.

The underwriting discounts and commissions per ordinary share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are 5% of the public offering price. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

		Total Fees
	Fee Per Ordinary Share	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
Discounts and commissions paid by us	$0.7625	$6,100,000	$7,224,134
Discounts and commissions paid by the selling shareholders	$0.7625	$1,394,235	$1,394,235

We have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering.

We and the selling shareholders have agreed to severally indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities. In addition, we have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them up to an aggregate of $30,000, including up to $15,000 in blue sky fees, with respect to this offering.

Each of our executive officers and directors, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 90 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the transferee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90 day period.

The 90 day lock-up period as described above is subject to adjustment only under the following circumstances. If (1) during the last 17 days of the 90 day lock-up period, (a) we release earnings results or (b) material news or a material event relating to us occurs, or (2) prior to the expiration of the 90 day lock-up period, we announce that we will release earnings results during the 16 day period following the last day of the 90 day lock-up period, then, in each case, the 90 day lock-up period will be extended until the expiration of the 18-day period beginning on the date of our release of the earnings results or the occurrence of material news or a material event relating to us, unless the representative, on behalf of the underwriters, waives this extension in writing.

Our ordinary shares are listed on The NASDAQ Global Select Market under the symbol "VELT."

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional ordinary shares from us or the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased ordinary shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet websites maintained by Jefferies & Company, Inc. and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The public offering price has been determined by negotiations among us and the representative of the underwriters. The factors considered in determining the public offering price were our future prospects and those of our industry in general, sales, earnings and certain of our other financial operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those we engage in. The price of our ordinary shares on The NASDAQ Global Select Market during recent periods was also considered in determining the public offering price.

From time to time in the ordinary course of their respective businesses, the underwriters participating in this offering and their respective affiliates may in the future engage in commercial banking or investment banking transactions with, or provide financial advisory services to, us and our affiliates. On October 2, 2009, RBC Capital Markets acted as placement agent in connection with the sale by us of 1,800,000 new ordinary shares and received a placement agent fee of £86,400. On October 14, 2009, we entered into an engagement letter with Royal Bank of Canada Europe Limited, or RBC, under which RBC was appointed to act as nominated adviser and broker to us for the purposes of the rules of AIM following admission to AIM. RBC will be paid a fee of £50,000 per annum for its services, together with all reasonable expenses and VAT. The engagement letter contains certain undertakings given by us in respect of, among other things, compliance with the AIM rules and provision of information. The engagement may be terminated with three months' written notice by either party. RBC Capital Markets, an affiliate of RBC, is one of the co-managers of this offering.

The following table sets forth, for the periods indicated, the high and low closing sale prices for our ordinary shares on AIM in pounds sterling up to our final trading date of April 28, 2011.

	High	Low
Fiscal Year Ended December 31, 2006	£1.055	£0.640
Fiscal Year Ended December 31, 2007	2.440	0.990
Fiscal Year Ended December 31, 2008	1.975	1.235
Fiscal Year Ended December 31, 2009
First Quarter	1.280	1.090
Second Quarter	1.710	1.090
Third Quarter	1.715	1.575
Fourth Quarter	2.000	1.615
Fiscal Year Ended December 31, 2010
First Quarter	3.390	2.045
Second Quarter	5.100	2.960
Third Quarter	6.290	3.970
Fourth Quarter	6.160	4.695
Fiscal Year Ending December 31, 2011
First Quarter	4.950	8.883
October 2010	6.160	5.800
November 2010	5.905	4.805
December 2010	5.110	4.695
January 2011	8.883	4.950
February 2011	8.755	7.200
March 2011	8.450	6.550

The high and low prices listed represent the latest quotes obtained from Proquote International, a data vendor owned by the London Stock Exchange.

The following table sets forth, for the periods indicated, the high and low closing sale prices for our ordinary shares on NASDAQ in dollars, since our initial listing on January 28, 2011:

	High	Low
Fiscal Year Ending December 31, 2011
First Quarter (from January 28, 2011)	$15.58	$10.45
Second Quarter (through June 13, 2011)	19.00	13.53
January 2011 (from January 28, 2011)	15.58	14.22
February 2011	14.40	11.59
March 2011	13.75	10.45
April 2011	18.47	13.53
May 2011	19.00	14.80
June 2011 (through June 13, 2011)	15.27	14.34

Jefferies & Company, Inc.'s address is 520 Madison Avenue, New York, New York 10022, United States.

Foreign Regulatory Restrictions on Purchase of Ordinary Shares

We have not taken any action to permit a public offering of the ordinary shares outside the U.S. or to permit the possession or distribution of this prospectus outside the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the U.S.

United Kingdom

No offer of ordinary shares has been made or will be made to the public in the U.K. within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ordinary shares in, from or otherwise involving the U.K.

Greece

The prospectus has been submitted for approval by the SEC and not the Greek Capital Market Committee. All information contained in the prospectus is true and accurate as of the date of this prospectus. This offering of our ordinary shares does not constitute an initial public offer in Greece according to CL. 2190/1920 and L. 3401/2005 as amended and in force. This prospectus is strictly for the use of the entity to which it has been addressed to by Velti and not to be circulated in Greece or any other jurisdiction.

Cyprus

The underwriters will not be providing from or within Cyprus any "Investment Services," "Investment Activities" and "Non-Core Services" (as such terms are defined in the Investment Firms Law 144(I) of 2007, or the IFL, in relation to the ordinary shares, or will be otherwise providing Investment Services, Investment Activities, and Non-Core Services to residents or persons domiciled in Cyprus. The underwriters will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto and have not and will not offer any of the ordinary shares other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

People's Republic of China

This prospectus may not be circulated or distributed in the People's Republic of China, or PRC, and our ordinary shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include the special administrative regions of Hong Kong and Macau.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ordinary shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA. Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer or (3) where the transfer is by operation of law.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ordinary shares has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Expenses Related to this Offering

The following table sets forth the main expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay. All amounts are estimated, except the SEC registration fee and the FINRA filing fee:

SEC registration fee	$24,047
FINRA filing fee	$21,212
Legal fees and expenses	$250,000
Accounting fees and expenses	$75,000
Printing fees	$70,000
Other fees and expenses	$90,000

Total	$530,259

 Legal Matters

The validity of the issuance of the ordinary shares offered hereby and other matters under Jersey law only will be passed upon for us by Mourant Ozannes, our Jersey counsel. Certain other matters under U.S. federal law will be passed upon for us by DLA Piper LLP (US). Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated financial statements of Velti plc as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 included in this prospectus have been so included in reliance on the report of Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Baker Tilly Virchow Krause, LLP's address is 225 South Sixth Street, Suite 2300, Minneapolis, Minnesota 55402.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares. You may review and copy the registration statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC's website at http://www.sec.gov.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, including our annual reports on Form 20-F due 120 days following the fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Velti plc

We have audited the accompanying consolidated balance sheets of Velti plc and subsidiaries (the "Group") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 19. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements and financial statement schedule are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Velti plc and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
April 11, 2011

Velti plc
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	March 31,	December 31,
	2011	2010	2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$72,133	$17,354	$19,655
Trade receivables (including related party receivables of $1.8 million, $3.7 million and $424,000 as of March 31, 2011, December 31, 2010 and 2009, respectively), net of allowance for doubtful accounts	40,762	39,114	32,505
Accrued contract receivables	34,966	33,588	15,342
Prepayments	15,238	9,533	2,775
Other receivables and current assets (including related party receivables of $1.2 million, $731,000 and $1.3 million as of March 31, 2011, December 31, 2010 and 2009, respectively)	30,862	28,307	5,231

Total current assets	193,961	127,896	75,508

Non-current assets:
Property and equipment, net	3,459	3,253	3,342
Intangible assets, net	50,648	45,650	34,412
Equity investments	2,241	2,328	3,254
Goodwill	18,607	18,451	3,874
Other assets	9,824	11,590	1,668

Total non-current assets	84,779	81,272	46,550

Total assets	$278,740	$209,168	$122,058

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$21,316	$32,514	$28,247
Accrued liabilities	22,719	27,515	1,649
Deferred revenue and current portion of deferred government grant	4,660	2,849	1,565
Current portion of acquisition related liabilities	—	8,529	—
Current portion of long-term debt and short-term financings (including related party debt of $0, $500,000 and $0 as of March 31, 2011, December 31, 2010 and 2009, respectively)	8,297	50,430	21,200
Income tax liabilities	8,141	9,875	—

Total current liabilities	65,133	131,712	52,661

Non-current liabilities:
Long-term debt (including related party debt of $0 as of March 31, 2011 and December 2010, and $500,000 as of December 31, 2009)	21,156	19,685	17,661
Deferred government grant—non-current	4,969	4,335	2,651
Retirement benefit obligations	508	447	346
Acquisition related liabilities—non-current	12,131	10,915	—
Other non-current liabilities	7,713	5,805	1,803

Total liabilities	111,610	172,899	75,122

Commitments and contingencies (See Note 15)
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized as of March 31, 2011, December 31, 2010 and 2009; 50,881,125, 38,341,760 and 37,530,261 shares issued and outstanding as of March 31, 2011, December 31, 2010 and 2009, respectively	4,274	3,397	3,339
Additional paid-in capital	190,292	50,415	42,885
Accumulated deficit	(35,230)	(19,358)	(3,689)
Accumulated other comprehensive income	7,658	1,639	4,315

Total Velti shareholders' equity	166,994	36,093	46,850
Non-controlling interests	136	176	86

Total equity	167,130	36,269	46,936

Total liabilities and shareholders' equity	$278,740	$209,168	$122,058

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Three Months Ended March 31,		For the Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Revenue:
Software as a service (SaaS) revenue	$23,279	$7,573	$77,202	$30,965	$40,926
License and software revenue	2,791	4,881	26,586	45,811	14,638
Managed services revenue	3,480	3,777	12,481	13,189	6,468

Total revenue	29,550	16,231	116,269	89,965	62,032
Cost and expenses:
Third-party costs	10,633	4,024	36,658	27,620	32,860
Datacenter and direct project costs	2,951	1,333	6,312	4,908	8,660
General and administrative expenses	9,468	5,371	22,484	17,387	6,660
Sales and marketing expenses	7,993	4,689	23,049	15,919	8,245
Research and development expenses	2,830	1,282	7,840	3,484	1,884
Acquisition related charges	1,461	—	5,364	—	—
Depreciation and amortization	3,754	2,569	12,131	9,394	4,231

Total cost and expenses	39,090	19,268	113,838	78,712	62,540

Income (loss) from operations	(9,540)	(3,037)	2,431	11,253	(508)
Interest expense, net	(3,483)	(1,062)	(8,069)	(2,370)	(1,155)
Gain (loss) from foreign currency transactions	378	(861)	(1,726)	14	(1,665)
Other expenses	(76)	—	—	—	(495)

Income (loss) before income taxes, equity method investments and non-controlling interest	(12,721)	(4,960)	(7,364)	8,897	(3,823)
Income tax (expense) benefit	(2,237)	212	(3,771)	(410)	26
Loss from equity method investments	(965)	(499)	(4,615)	(2,223)	(2,456)

Net income (loss)	(15,923)	(5,247)	(15,750)	6,264	(6,253)
Net loss attributable to non-controlling interest	(51)	(24)	(81)	(191)	(123)

Net income (loss) attributable to Velti	$(15,872)	$(5,223)	$(15,669)	$6,455	$(6,130)

Net income (loss) attributable to Velti per share:
Basic	$(0.34)	$(0.14)	$(0.41)	$0.18	$(0.18)

Diluted	$(0.34)	$(0.14)	$(0.41)	$0.17	$(0.18)

Weighted average number of shares outstanding for use in computing per share amounts:
Basic	47,099	37,530	37,933	35,367	33,478

Diluted	47,099	37,530	37,933	37,627	33,478

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(in thousands, except share amounts)

	Velti Shareholders' Equity
	Share Capital
					Accumulated Other Comprehensive Income (Loss)
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit		Total Velti Shareholders' Equity	Non- controlling Interests	Total
Balance as of January 1, 2008	32,774,138	$2,948	$31,641	$(4,014)	$3,186	$33,761	$374	$34,135
Components of comprehensive loss:
Net loss	—	—	—	(6,130)	—	(6,130)	(123)	(6,253)
Foreign currency translation adjustments	—	—	—	—	(439)	(439)	88	(351)

Total comprehensive loss						$(6,569)	$(35)	$(6,604)

Shares issued to non-executive directors as remuneration in exchange for services	70,567	21	234	—	—	255	—	255
Issuance of shares in connection with the acquisition of M-Telecom Ltd. in 2007	195,658	6	543	—	—	549	—	549
Shares issued upon vesting of the 2006 deferred share awards	692,860	68	—	—	—	68	—	68
Share-based compensation	—	—	1,776	—	—	1,776	—	1,776

Balance as of December 31, 2008	33,733,223	3,043	34,194	(10,144)	2,747	29,840	339	30,179
Components of comprehensive income:
Net income	—	—	—	6,455	—	6,455	(191)	6,264
Foreign currency translation adjustments	—	—	—	—	1,568	1,568	(62)	1,506

Total comprehensive income						$8,023	$(253)	$7,770

Shares issued to non-executive directors as remuneration in exchange for services	72,013	21	137	—	—	158	—	158
Shares issued upon vesting of the 2007 deferred share awards	533,400	41	—	—	—	41	—	41
Issuance of shares in connection with the acquisition of M-Telecom Ltd. in 2007	496,625	41	1,079	—	—	1,120	—	1,120
Issuance of shares in connection with certain debt financing	875,000	60	2,193	—	—	2,253	—	2,253
Issuance of share capital in a private offering of securities to institutional investors, net of issuance costs	1,820,000	133	4,148	—	—	4,281	—	4,281
Share-based compensation	—	—	1,134	—	—	1,134	—	1,134

Balance as of December 31, 2009	37,530,261	3,339	42,885	(3,689)	4,315	46,850	86	46,936
Components of comprehensive loss:
Net loss	—	—	—	(15,669)	—	(15,669)	(81)	(15,750)
Foreign currency translation adjustments	—	—	—	—	(2,676)	(2,676)	(24)	(2,700)

Total comprehensive loss						$(18,345)	$(105)	$(18,450)

Issuance of shares upon tender of non-controlling interest in Velti North America, Inc.	20,000	2	(197)	—	—	(195)	195	—
Shares issued upon vesting of deferred share awards and option exercises	641,279	44	13	—	—	57	—	57
Issuance of shares in connection with the acquisition of Mobclix	150,220	12	1,442	—	—	1,454	—	1,454
Share-based compensation	—	—	6,272	—	—	6,272	—	6,272

Balance as of December 31, 2010	38,341,760	3,397	50,415	(19,358)	1,639	36,093	176	36,269
Components of comprehensive loss:
Net loss (unaudited)	—	—	—	(15,872)	—	(15,872)	(51)	(15,923)
Foreign currency translation adjustments (unaudited)	—	—	—	—	6,019	6,019	11	6,030

Total comprehensive loss (unaudited)						$(9,853)	$(40)	$(9,893)

Issuance of shares in public offering, net of issuance costs (unaudited)	12,500,000	875	133,258	—	—	134,133	—	134,133
Shares issued upon vesting of deferred share awards and option exercises (unaudited)	39,365	2	57	—	—	59	—	59
Share-based compensation (unaudited)	—	—	6,562	—	—	6,562	—	6,562

Balance as of March 31, 2011 (unaudited)	50,881,125	$4,274	$190,292	$(35,230)	$7,658	$166,994	$136	$167,130

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Cash Flows
(in thousands)

	Three Months Ended March 31,		For the Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(15,923)	$(5,247)	$(15,750)	$6,264	$(6,253)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Depreciation and amortization	3,754	2,569	12,131	9,394	4,231
Change in fair value of contingent consideration	1,174	—	4,481	—	—
Non-cash interest expense	1,421	254	1,576	—	—
Share-based compensation	6,562	925	6,272	1,292	2,031
Retirement benefit obligations	29	27	114	85	53
Deferred income taxes	2,096	—	21	258	(155)
Undistributed loss of equity method investments	965	499	4,625	274	569
Gain on sale of equity method investments	—	—	(175)	—	—
Foreign currency transactions (gain) loss	(378)	861	1,726	(14)	1,665
Provision for doubtful accounts	404	—	—	—	—
Change in operating assets and liabilities:
Trade and accrued contract receivables	773	746	(25,426)	(27,804)	(4,995)
Prepayments and other current assets	(8,595)	(12,502)	(25,701)	(1,106)	(4,762)
Other assets	4,109	(1,801)	(3,067)	(1,172)	(34)
Accounts payable and other accrued liabilities	(18,597)	6,907	27,215	9,369	9,004
Deferred revenue and government grant income	1,733	1,179	2,088	(117)	2,373

Net cash generated from (used in) operating activities	(20,473)	(5,583)	(9,870)	(3,277)	3,727

Cash flow from investing activities:
Purchase of property and equipment	(312)	(264)	(1,063)	(601)	(1,809)
Investments in software development and purchased software	(7,367)	(3,915)	(20,641)	(19,391)	(15,069)
Investment in subsidiaries and equity method investments, net of cash acquired	(9,268)	(202)	(2,302)	(919)	(3,777)
Proceeds from sale of equity method investments	—	—	272	—	—

Net cash used in investing activities	(16,947)	(4,381)	(23,734)	(20,911)	(20,655)

Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	134,192	—	58	4,322	68
Proceeds from borrowings and debt financing	917	8,260	46,166	33,668	24,883
Repayment of borrowings	(45,154)	(1,560)	(14,038)	(9,974)	(9,967)

Net cash generated from financing activities	89,955	6,700	32,186	28,016	14,984
Effect of change in foreign exchange rates	2,244	(274)	(883)	1,506	(351)

Net increase (decrease) in cash and cash equivalents	54,779	(3,538)	(2,301)	5,334	(2,295)
Cash and cash equivalents at beginning of period	17,354	19,655	19,655	14,321	16,616

Cash and cash equivalents at end of period	$72,133	$16,117	$17,354	$19,655	$14,321

Supplemental cash flow information:
Interest paid	$3,502	$614	$3,819	$798	$1,401
Income taxes paid	$164	$127	$554	$371	$811
Non-cash investing and financing activities:
Issuance of shares in connection with business combination	$—	$—	$1,454	$1,120	$549
Issuance of shares as debt placement fee	$—	$—	$—	$2,253	$—
Issuance of shares upon tender of non-controlling interest in Velti North America, Inc.	$—	$—	$124	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc

Notes to Consolidated Financial Statements

1. Description of Business

Velti plc, or Velti, is a leading global provider of mobile marketing and advertising technology that enables brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel.

Group Structure

Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. On April 20, 2006, Velti plc, a company formed in England and Wales under the Companies Act 1985, on September 2, 2005 acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales) became the holding company of the Velti group.

On May 3, 2006, Velti plc was first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares were issued at a placing price of £1.00 per share, for gross proceeds of £10.0 million. In October 2007, Velti plc issued 3,580,000 additional new ordinary shares at £2.10 per share in a secondary public offering, for gross proceeds of approximately £7.5 million. On December 18, 2009, Velti completed a scheme of arrangement under the laws of England and Wales whereby Velti plc, a company incorporated under the laws of Jersey, the Channel Islands and tax resident in the Republic of Ireland, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009 and subsequently on The NASDAQ Global Select Market on January 28, 2011. Effective May 3, 2011 our ordinary shares no longer trade on AIM.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Certain prior year balances have been reclassified to conform to the current year presentation. Such reclassifications did not affect total revenue, operating income or net income. References to 2010, 2009 and 2008 refer to the year ended on December 31. References to 2011 refer to the three month period ended March 31, 2011.

Unaudited Interim Financial Information

The accompanying consolidated balance sheets as of March 31, 2011, the consolidated statements of operations and of cash flows for the three months ended March 31, 2011 and 2010, and the consolidated statement of shareholders' equity for the three months ended March 31, 2011 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of March 31, 2011 and results of operations and cash flows for the three months ended March 31, 2011 and 2010. The financial data and

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

other information disclosed in these notes to consolidated financial statements as of March 31, 2011 and for the three months ended March 31, 2011 and 2010 are unaudited. The results for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the year ending December 31, 2011 or for any other interim period or for any future year.

Principles of consolidation

The accompanying consolidated financial statements include the results of Velti plc and all subsidiaries that we control. Intercompany accounts and transactions have been eliminated. Investments in companies in which we own 20% to 50% of the voting stock or have the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method of accounting and, as a result, our share of the earnings or losses of such equity affiliates is included in the statement of operations.

Non-controlling interest represents the portion of the equity ownership of our consolidated subsidiaries not attributable to Velti. The non-controlling interest is recorded in shareholders' equity on the balance sheets, separate from the shareholders' equity attributable to Velti. The amount of consolidated net income attributable to Velti and to the non-controlling interest is presented separately on the consolidated statement of operations.

Use of Estimates and Judgment

The preparation of financial statements in accordance with U.S. GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the assessment of recoverability of long-lived assets, bad debt reserve, and the reported amounts of revenue and expenses during the reporting period. The more significant estimates include valuation of deferred tax assets, intangible assets, goodwill and long-lived assets, contingent payments related to our recent acquisitions and the assumptions used to determined share-based compensation expense. Actual results could differ materially from those estimates.

Foreign Currency Translation

The local currency has been primarily used as the functional currency throughout our consolidated entities, and the results of each entity are translated into our reporting currency upon consolidation.

  Foreign Currency Transactions

Foreign currency transactions denominated in currencies other than the respective functional currency are translated into the functional currency using the exchange rates prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are shown at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement to functional currency at period-end are recognized in the consolidated statements of operations.

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

  Translation of Financial Statements of Foreign Subsidiaries

Our reporting currency is the U.S. dollar. In preparing our consolidated financial statements, the financial statements of foreign subsidiaries whose functional currency is not U.S. dollars are translated into U.S. dollars as follows:

  •
  assets and liabilities for each balance sheet presented are translated at the period end rate;

  •
  income and expenses for each statement of operations presented are translated at the average rate for the period; and

  •
  resulting exchange differences are recognized in "accumulated other comprehensive income" as a separate component of equity.

As some of our assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian rubles, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan, the rate of exchange between the U.S. dollar and other foreign currencies, which is determined by supply and demand in the foreign exchange markets and affected by numerous other factors, continues to impact our financial results. Fluctuations in the exchange rates between the U.S. dollar and other functional currencies of our entities may affect our reported earnings or losses and the book value of our shareholders' equity as expressed in U.S. dollars.

Revenue Recognition

We derive our revenue from three sources:

  •
  software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as "performance-based" services;

  •
  license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

  •
  managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for our revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 — Revenue Recognition and ASC Topic 985-605 — Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.

SaaS revenue generated from our "usage-based" services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

SaaS revenue generated from our "performance-based" services is generally based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per action (CPA) or response in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance-based fees to be contingent fees and recognize revenue monthly as the contingency is resolved, the fees are earned and the amount of the fee can be reliably measured. Our performance-based arrangements are typically invoiced upon completion of the campaign, which can occur in a period subsequent to revenue being recognized.

License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual license. These types or arrangements do no typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.

Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.

The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable.

For the majority of our contracts, we act as the principal and contract directly with suppliers for purchase of media and other third-party production costs, and are responsible for payment of such costs as the primary obligor. We recognize the revenue generated on fees charged for such third-party costs using the gross method. We recognize revenue at the gross amount billed when revenue is earned for services rendered and record the associated fees we pay as third-party costs in the period such costs are incurred.

In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.

Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

We present revenue net of value-added tax, sales tax, excise tax and other similar assessments.

Our revenue arrangements do not contain general rights of return.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and readily marketable securities with original maturities of 90 days or less.

Property and Equipment

Property and equipment consists mainly of furniture and equipment, computers and telecommunications hardware, and are recorded at historical cost less depreciation and impairment losses. Property and equipment is depreciated on a straight-line basis over the expected useful life of the asset, generally over four to ten years. Gains and losses on disposal of property and equipment are determined by comparing proceeds with the carrying value of the respective asset, and are included in income from operations. All maintenance and repairs are expensed as incurred.

Intangible Assets

Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.

Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at allocated purchase cost less accumulated amortization and accumulated impairment loss, if any. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired. The estimated economic life of the acquired asset is initially determined at the date of acquisition and reviewed at each annual reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.

Currently, our acquired intangible assets consist of customer relationships, developed technology, and trademark and trade name. Customer relationships and developed technology acquired are estimated to provide benefits over four to five years, and trademark and trade name is estimated to provide benefits over 16 months.

Internal Software Development Costs.    Internal software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.

We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed. Such costs are amortized on a straight-line basis over the estimated useful life of the related product, not to exceed three years, commencing with the date the product becomes available for general release to our customers. The achievement of technological feasibility and the estimate of a products' economic life require management's judgment. Any changes in key

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

assumptions, market conditions or other circumstances could result in an impairment of the capitalized asset and a charge to our operating results.

Amortization expenses associated with our software development costs are recorded in costs and expenses within the accompanying consolidated statements of operations.

Computer Software.    Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. Purchase costs that are directly associated with the development of identifiable software products that have reached technological feasibility at the date of purchase are capitalized. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs over the shorter of the contract term or the useful life of the license, but not to exceed five years.

Licenses and Intellectual Property.    We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized over the shorter of the contract term of the license agreement or the useful life of the license but not to exceed five years.

Impairment of Long-Lived Assets and Amortizable Intangible Assets

We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized. There were no such impairment charges recorded during 2011, 2010, 2009 and 2008.

Equity Method Investments and Joint Ventures

Our equity method investments includes all investments in entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Our equity method investments are accounted for using the equity method of accounting and are initially recognized at cost. Our share of the equity method investment's profits or losses is recognized in the consolidated statement of operations. The cumulative adjustments are recorded against the carrying amount of the investment. When our share of losses in an equity method investment equals or exceeds our interest in the equity method investment, including any other unsecured receivables, we will not recognize further losses unless we have incurred obligations or made payments on behalf of the equity method investment.

Unrealized gains on transactions between us and our equity method investment are eliminated to the extent of our interest in the equity method investment. Unrealized losses are also eliminated unless the transaction

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

provides evidence of an impairment of the asset transferred. Accounting policies of equity method investees have been changed where necessary to ensure consistency with the policies adopted by us.

The entire carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount, whenever there is an indication that the investment may be impaired.

Goodwill

Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill.

In evaluating whether an impairment of goodwill exists, we first compare the estimated fair value of a reporting unit against its carrying value. If the estimated fair value is lower than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized in earnings. We primarily use the market approach to establish the fair value of the reporting unit. We have determined that no goodwill impairment charge was necessary for 2010, 2009 and 2008. There have been no indicators of impairment during 2011.

Operating Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the term of the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that we receive lease incentives in connection with such operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

Fair Value Measurements

Applicable accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact business and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Our valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs — quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs — observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs — unobservable inputs.The guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The categorization within the fair value hierarchy is based upon the lowest level of three levels of input that is significant to the fair value measurement.

Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and long-term debt. Cash and cash equivalents are stated at cost, which approximates fair value. As of March 31, 2011, and December 31, 2010 and 2009, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost, which approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of March 31, 2011, and December 31, 2010 and 2009 approximates its fair value. As of March 31, 2011 and December 31, 2010, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 7 for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.

Allowance for Doubtful Accounts

We evaluate the collectibility of accounts receivable based on a combination of factors; an allowance for doubtful accounts is provided based on estimates developed using standard quantitative measures, which include historical write offs and current economic conditions. We also make a specific allowance if there is strong evidence indicating that the amounts due are unlikely to be collectible. The allowance for doubtful accounts was $554,000, $135,000 and $135,000, as of March 31, 2011, and December 31, 2010 and 2009, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent that balances exceed insured limits, and accounts receivable. Our concentration of credit risk with respect to accounts receivable is limited as we have policies in place to ensure that sales are made to customers with a high credit standing, and we enter into factoring arrangements with local banks for a material portion of our accounts receivable.

There were no significant customers for the three months ended March 31, 2011. Two customers accounted for 37% of our revenue in the aggregate for the three months ended March 31, 2010 with each customer individually accounting for more than 10%. One customer accounted for 14% of our revenue during 2010. A different single customer accounted for 15% of our revenue during 2009. Two customers accounted for 29% of our revenue during 2008, with one of these customers accounting for more than 10%.

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Post Retirement Benefits and Pension Plans

Our obligations relating to defined benefit plans is calculated by estimating the amount of benefits that employees have earned in return of their service in the current and prior periods, based on the level of employee earnings in accordance with Greek labor law.

We have established a provision for staff retirement indemnities on an accrual basis. The cost of providing benefits is determined using the projected unit credit method, based on actuarial valuations performed at each balance sheet date. Our annual measurement date is December 31. A portion of actuarial gains and losses is recognized through the statement of operations if the net cumulative unrecognized actuarial gain or loss at the end of the prior period exceeds the greater of 10% of the present value of the defined benefit obligation (before deducting plan assets) at that date and 10% of the fair value of any plan assets. As of March 31, 2011 and December 31, 2010 we had no plan assets. Prior service costs are recognized over the remaining service periods of active employees.

Share-Based Payments

We measure and recognize share-based compensation expense related to share-based transactions, including employee and director equity awards, in the financial statements based on fair value. We use the Black-Scholes valuation model to calculate the grant date fair value of share options and deferred share awards, using various assumptions. We recognize compensation expense over the service period of the award using the "graded vesting attribution method" which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

We account for equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalue the equity instruments over the vesting period, using a fair value approach. The value of equity instruments issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services, or (ii) on the date performance is complete, using the Black-Scholes valuation model.

Government Grant Income Recognition

We earn income from government grant programs sponsored by the EU and administered by the government of Greece, which programs reimburse us for various investments and aid our technology development efforts. We recognize grant income as an offset to costs and expenses in our consolidated statements of operations in the period when the costs that are reimbursed by the grant are recognized. Receivables from government grants are recognized when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant, which is generally upon receiving notification of grant eligibility. Each grant provides income in the form of reimbursement of capital expenditures or of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including our capitalized software development costs, are recognized as income in the periods, and in the proportions, in which amortization and depreciation on these assets is charged. Grant income is allocated among costs and expenses according to the allocation of the amortization of the capitalized software costs reimbursed by the grant.

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Third-Party, Datacenter, and Direct Project Costs

We incur certain operating costs that directly relate to revenue. These costs are classified into two categories: third-party, and datacenter and direct project.

Third-Party Costs.    Our third-party costs are fees that we pay to third parties to secure advertising space or content, or to obtain media inventory, primarily in connection with mGage Exchange, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third-party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional items provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third-party costs also include costs paid to third parties for technology and local integration that is not performed by our personnel and primarily relate to our SaaS revenue. On SaaS revenue other than from mGage Exchange, we may incur third-party costs in advance of the revenue recognized on the campaigns to which such costs relate. On SaaS revenue from mGage Exchange, we incur third-party costs at the time we recognize revenue. Additionally, SaaS revenue generated by mGage Exchange typically incurs higher third-party costs than our remaining SaaS revenue.

Datacenter and Direct Project Costs.    Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to a specific campaign as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts. These costs may relate to SaaS revenue and/or license and software revenue. To date, the vast majority of these costs are related to SaaS revenue and the amount attributable to license and software revenue was immaterial and inseparable.

Depreciation and Amortization

Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs, offset by allocation of government grant income.

Much of our depreciation and amortization expense relates to the amortization of software developed for external use, largely being the development of our mGage technology platform. All of the revenue that we generate, including our SaaS revenue, software and license revenue, and managed services revenue, we generate by providing services or products based upon our technology developed for external use, and accordingly, depreciation and amortization expense relates directly to revenue. We are unable, however, to allocate the depreciation and amortization expense among the three revenue types, since we have a single technology platform from which all of our revenue is generated, and our software is not separately developed for our SaaS, software and license or managed services revenue. We do not segregate or track the development costs by revenue type and are unable to determine how much of the development effort is related to each revenue type in order to allocate depreciation and amortization by revenue.

Research and Development Expenses

We incur research and development expenses in the process of creating detailed program designs to be used for the development of our software platform, for other research activities, and for routine maintenance of our developed software. We expense research and development costs as incurred.

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Advertising Costs

All advertising costs are expensed as incurred. We market our products primarily through a direct sales force and advertising expenditures are not material.

Net Income (Loss) Attributable to Velti per Share

Basic net income (loss) attributable to Velti per share is computed based on the weighted average number of ordinary shares outstanding. Diluted net income (loss) attributable to Velti per share is computed based on the weighted average number of ordinary shares outstanding adjusted, to the extent dilutive, by the number of additional shares that would have been outstanding had the potentially dilutive ordinary shares been issued and reduced by the number of shares we could have repurchased with the proceeds from the potentially dilutive shares. Potentially dilutive shares include deferred share awards and share options granted under share-based payment plans.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). The only component of our other comprehensive income (loss) is the effect of foreign currency translation.

Income Taxes

The provision for income taxes is calculated using the liability method of accounting. Under the liability method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. In assessing net deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. When we do not believe realization of a deferred tax asset is likely, we record a valuation allowance. The valuation allowance is evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax assets will be realized.

We are subject to income taxes in multiple jurisdictions throughout the world. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Accounting for income tax uncertainties requires a two-step approach to recognize and measure uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon settlement.

We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions as well as related interest and penalties.

Velti plc

Notes to Consolidated Financial Statements (Continued)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Recent Accounting Standards

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (ASU 2010-06), to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. Certain provisions of the new guidance became effective for our fiscal year beginning on January 1, 2011 and it had no impact on our financial statements.

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple-deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor-specific objective evidence (VSOE) and third-party evidence (TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures and is effective for fiscal years beginning on or after June 15, 2010. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We have adopted the new guidance on a prospective basis beginning January 1, 2011. There was no material impact to our financial statements upon adoption and we do not anticipate any ongoing impact in future periods from existing arrangements.

3. Segment and Geographic Information

Operating Segments

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making group, in deciding how to allocate resources and in assessing performance. Velti's CODM is our chief executive officer. Our business is conducted in a single operating segment. Our CODM reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy. While we obtain financial statements from all of our subsidiaries and joint ventures in order to prepare our consolidated financial statements, we do not review them either individually or in the aggregate when making operating decisions for our business. We manage our business on a consolidated basis with a review of revenue by major customer. We discuss revenue and capital expenditures on a worldwide basis in determining the need to expand our global presence. While we consolidate our subsidiaries, we do not allocate resources, other than financing, to any of them, nor do we allocate any portion of personnel costs, administrative costs, interest expense or taxes to them. We therefore have determined that our subsidiaries and joint venture operations do not constitute separate operating segments individually or in aggregate. Therefore, we only had one operating segment during 2011, 2010, 2009 and 2008.

We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographical area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile; revenue from

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Segment and Geographic Information (Continued)

customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Revenue:
Europe:
United Kingdom	$6,974	$5,708	$34,105	$14,655	$7,370
Russia	936	2,083	10,942	8,621	20,566
Greece	2,280	1,006	10,847	8,384	4,514
All other European countries	8,581	3,211	33,510	36,441	22,787

Total Europe	18,771	12,008	89,404	68,101	55,237
Americas	8,152	360	9,150	4,049	1,586
Asia/Africa	2,627	3,863	17,715	17,815	5,209

Total revenue	$29,550	$16,231	$116,269	$89,965	$62,032

The vast majority of our long-lived assets are located in Greece. Long-lived assets consist of property and equipment, net of related accumulated depreciation.

4. Contract Revenue and Grant Income

A significant portion of our revenue is accrued as of each reporting date. As of March 31, 2011, and December 31, 2010 and 2009, we had earned but uninvoiced contract revenue of $35.0 million, $33.6 million, and $15.3 million, respectively, from rendering services relating to projects that are completed or delivered but for which the Company has not yet invoiced the customer. This accrued contract revenue is included as "accrued contract receivables" on the balance sheets. We recognize uninvoiced contract revenue when all revenue recognition criteria are met. However, accrued contract receivables are not included in trade receivables until the customer is invoiced.

In 2006, we received a grant of approximately $4.5 million from the EU administered by the Ministry of Development of Greece for the development and roll-out of mobile value-added services and various e-commerce related services, of which $51,000, $453,000, $733,000, and $942,000 was earned and recorded as an offset to cost and expenses during 2011, 2010, 2009 and 2008, respectively, allocated among direct project costs and depreciation and amortization expenses according to the allocation made of the capitalized software costs reimbursed by the grant. In 2007, we received a grant of approximately $8.5 million from the EU administered by the Ministry of Finance for Greece for the development and roll-out of broadband value added services, of which $304,000, $1.5 million, $1.3 million, and $479,000 was earned and recorded as an offset to costs and expenses during 2011, 2010, 2009 and 2008, respectively. In 2009, we applied for a grant from the Ministry of Development and received official acceptance of eligibility for a grant under the program. Under this grant, we are eligible to receive funds ranging from $6.0 million to $12.0 million over four years. Accordingly, we recognized $621,000,

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Notes to Consolidated Financial Statements (Continued)

4. Contract Revenue and Grant Income (Continued)

$1.8 million and $1.3 million of earned income under this grant and recorded it as an offset to costs and expenses during 2011, 2010 and 2009, respectively.

These amounts were offset to expense as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Datacenter and direct project	$—	$—	$80	$694	$142
General and administrative	—	31	235	116	24
Sales and marketing	—	—	—	347	71
Depreciation and amortization	976	793	3,437	2,128	1,225

	$976	$824	$3,752	$3,285	$1,462

5. Balance Sheet Items

Details of our significant balance sheet line items consisted of the following:

	March 31,	December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Other receivables and current assets
Notes receivable(1)	$10,474	$15,540	$316
Government grant receivables	9,919	10,784	4,462
Other receivables	10,469	1,983	453

Total other receivables and current assets	$30,862	$28,307	$5,231

(1)
Notes receivable consists of post dated checks that due to local laws are legally enforceable short-term promissory notes and have therefore been reclassified from trade receivables.

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Notes to Consolidated Financial Statements (Continued)

5. Balance Sheet Items (Continued)

	March 31,	December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Accrued liabilities
Accrued interest	$75	$2,053	$68
Professional fees	903	2,953	349
Employee related accruals	4,855	6,759	840
Accrued third-party costs	9,724	9,373	185
Other	7,162	6,377	207

Total accrued liabilities	$22,719	$27,515	$1,649

6. Property and Equipment

	March 31,	December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Property and equipment
Buildings and fixtures	$929	$861	$792
Computer and telecommunication hardware	5,790	5,330	3,230
Office equipment	1,611	1,511	2,183

Total cost	8,330	7,702	6,205
Less: accumulated depreciation	(4,871)	(4,449)	(2,863)

Property and equipment, net	$3,459	$3,253	$3,342

Depreciation expense was $283,000 and $325,000 during the three months ended March 31, 2011 and 2010, respectively. Depreciation expense during 2010, 2009 and 2008 was $1.3 million, $938,000 and $838,000, respectively.

7. Business Combinations

Mobclix, Inc. Acquisition

On September 30, 2010, we acquired Mobclix, Inc. ("Mobclix") based in Palo Alto, CA. At closing we paid $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with a fair value of $1.5 million. The fair value per share of £6.12 ($9.68) was based on the closing price of our ordinary shares on AIM on the date of acquisition. We agreed to pay an additional $8.5 million by March 1, 2011, an additional $731,000 in employee bonuses, and on March 1, 2012, an amount contingent upon the financial performance of Mobclix between January 1 and December 31, 2011. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to

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Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

$297,000 and were expensed as incurred. After the acquisition, Mobclix became a wholly-owned subsidiary of Velti. Since the acquisition date through December 31, 2010, Mobclix has generated revenue of $5.9 million and a net loss of $5.8 million, including acquisition related charges.

The fair value of total consideration of $17.8 million was allocated in the following manner:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$206
Accounts receivable and other current assets	3,186
Property and equipment	58
Trade and other liabilities	(5,253)

Net (liabilities assumed)	(1,803)
Intangible assets acquired — customer relationships	4,155
Intangible assets acquired — trademark & trade name	637
Intangible assets acquired — developed technology	4,014
Goodwill	13,877
Deferred tax liability	(3,035)

Value of assets, net of deferred tax liabilities	$17,845

Purchase price:
Cash	$1,077
Issuance of common stock	1,454
Deferred consideration	10,179
Contingent payment	5,135

Total consideration	$17,845

  Acquired Intangible Assets

Customer relationships.    Intangible assets of approximately $4.2 million represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of five years.

Trademark and trade name.    Included within intangible assets is $637,000 of trademark and trade name representing the Mobclix brand and Internet domain. We valued the trademark and trade name using the relief from royalty method. We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 1.3 years.

Developed technology.    Included within intangible assets is $4.0 million of developed technology acquired. This represents the Mobclix mobile ad exchange. We valued the technology and software using the

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Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated life of 5 years.

The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Mobclix, including customer relationships, trademark and trade names, and developed technology, is estimated to be 4.7 years.

  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

  Deferred Consideration

Deferred consideration represents the fair value on the acquisition date of the known amounts to be paid to former Mobclix stockholders in cash or ordinary shares, deferred employee bonuses and the minimum contingent payout of $2.0 million. The fair value of deferred consideration has been estimated utilizing a present value factor based on the cost of capital and the timing of the payments as noted above.

  Contingent Payment

As noted above, we have agreed to pay, by April 15, 2012, an amount contingent upon the financial performance of Mobclix between January 1 and December 31, 2011 in cash or shares at our discretion. The contingent payment is based upon Mobclix achieving certain gross profit and financial targets during the period, and is set at a minimum of $2.0 million and a maximum of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011. The fair value of the minimum contingent payment has been included in the deferred consideration as this amount is known as of the acquisition date. We recorded the acquisition-date estimated fair value of the contingent payment of $5.1 million as a component of the consideration transferred in exchange for the equity interests of Mobclix. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred. The fair value of the contingent payment is revalued on each reporting date. See disclosure of Level 3 fair value measurements below for changes during the period. On May 1, 2011 we entered into an amendment to the acquisition agreement, which changed the composition of the contingent payment arrangement. See Note 21.

Media Cannon Acquisition

In June 2010, we completed the acquisition of Media Cannon, Inc. ("Media Cannon"), a leading global provider of mobile marketing and advertising technology based in San Francisco, California. This acquisition provides us with an expanded customer base and proprietary solutions that enable an even richer mobile advertising and mobile Internet user experience, as well as a series of mobile marketing "post click" interactions. After the acquisition, Media Cannon became a wholly-owned subsidiary of Velti. The transaction was accounted for using the purchase method of accounting. In connection with the acquisition, we paid $350,000 in cash and issued a promissory note for $681,000. Transaction costs were immaterial

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Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

and expensed as incurred. Since the acquisition date, Media Cannon has generated revenue of $560,000 and a net income of $325,000 through December 31, 2010.

The fair value of total consideration of $1.0 million was allocated in the following manner:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Accounts receivable	$118
Cash and cash equivalents	6
Property and equipment	6
Other assets	21
Trade and other payables	(409)

Net (liabilities assumed)	(258)
Intangible assets acquired — customer relationships	369
Goodwill	920

Value of assets	$1,031

Purchase price:
Cash	$350
Promissory notes	681

Total consideration	$1,031

Customer relationships.    Intangible assets of $369,000 represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of five years. The weighted average amortization period for the total amortizable intangible assets acquired in connection with our acquisition of Media Cannon is five years.

Goodwill.    Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace. This factor contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

Ad Infuse Acquisition

On May 8, 2009, we completed the acquisition of Ad Infuse, Inc. ("Ad Infuse"), a leader in personalized mobile advertising based in San Francisco, California. This acquisition brought us significant customer contracts in the U.S., as well as experienced management, marketing, engineering and other personnel, increasing our presence in the U.S. After the acquisition, Ad Infuse became a wholly-owned subsidiary of Velti.

In connection with the acquisition, we paid approximately $1.0 million in cash, assumed $681,000 of debt, and issued secured notes of approximately $1.9 million for the remaining purchase price. In

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Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

connection with the acquisition, we agreed, if the performance of Velti meets certain criteria as of July 1, 2010, to pay an additional $500,000 either in cash or shares as additional contingent payments. We recorded the acquisition-date estimated fair value of the contingent payment of $41,000 as a component of the consideration transferred. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred. Transaction costs that were expensed were immaterial.

As of December 31, 2010, the contingent milestone had been met, resulting in a $500,000 payment to the former Ad Infuse stockholders, and accordingly we have recorded an additional amount of the contingent consideration of $459,000, as a result of the change in fair value subsequent to the acquisition date, as a charge to earnings in our consolidated financial statements. See disclosure of Level 3 fair value measurements below for changes during the period.

The fair value of total consideration of approximately $3.6 million was allocated in the following manner:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Property and equipment	$290
Trade and other receivables	470
Cash and cash equivalents	70
Trade and other payables	(1,330)

Net (liabilities assumed)	(500)
Intangible assets acquired — customer relationships	3,120
Intangible assets acquired — developed technology	750
Goodwill	210

Value of assets acquired	$3,580

Purchase price:
Cash and assumption of debt	$1,689
Promissory notes	1,850
Contingent payment	41

Total consideration	$3,580

  Acquired Intangible Assets

Purchased Technology.    Included within intangible assets is $3.1 million of developed technology acquired. This represents our Velti mGage platform that enables us to provide various types of mobile services. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over their estimated useful lives of four years.

Customer Relationships.    Intangible assets of approximately $750,000 represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of

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Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of approximately four years.

The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Ad Infuse is four years.

  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace. This factor contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

Unaudited Supplemental Pro Forma Financial Information

Unaudited supplemental pro forma financial information, prepared as though the acquisitions had been completed at the beginning of the fiscal year in which they were completed and the beginning of the immediately preceding fiscal year, is as follows:

	Year Ended December 31,
	2010(1)	2009(2)	2008(3)
	(unaudited)
	(in thousands)
Revenue	$123,003	$92,299	$63,339
Net income (loss)	(21,818)	133	(15,019)
Net income (loss) attributable to Velti shareholders	(21,737)	324	(14,896)
Net income (loss) per share attributable to Velti:
Basic	$(0.57)	$0.01	$(0.44)

Diluted	$(0.57)	$0.01	$(0.44)

(1)
assumes the acquisition of Mobclix and Media Cannon on January 1, 2010.

(2)
assumes the acquisition of Ad Infuse, Mobclix and Media Cannon on January 1, 2009.

(3)
assumes the acquisition of Ad Infuse on January 1, 2008. Mobclix and Media Cannon were not formed until 2009.

Fair Value of Contingent Payments

The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model utilizing inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. This liability is our only Level 3 fair value measurement.

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Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2008	$—
Additions to contingent payment liability for Ad Infuse acquisition	41
Change in fair value of contingent payment liability	—

Balance as of December 31, 2009	41
Additions to contingent payment liability for Mobclix acquisition	5,135
Change in fair value of contingent payment liabilities	4,440
Settlement of contingent payment	(500)

Balance as of December 31, 2010	9,116
Change in fair value of contingent payment liabilities (unaudited)	1,174

Balance as of March 31, 2011 (unaudited)	$10,290

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Notes to Consolidated Financial Statements (Continued)

8. Intangible Assets

Information regarding our definite-lived intangible assets is a follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
March 31, 2011
Internal software development costs (unaudited)	3.0	$21,891	$13,110	$8,781
Computer software (unaudited)	5.0	25,111	9,825	15,286
Licenses and intellectual property (unaudited)	5.0	30,578	14,278	16,300
Trademark and trade name (unaudited)	1.3	637	255	382
Customer relationships (unaudited)	4.8	5,873	1,244	4,629
Developed technology (unaudited)	4.6	7,134	1,864	5,270

Intangible assets (unaudited)	4.4	$91,224	$40,576	$50,648

December 31, 2010
Internal software development costs	3.0	$19,522	$11,116	$8,406
Computer software	5.0	17,821	8,331	9,490
Licenses and intellectual property	5.0	28,593	11,908	16,685
Trademark and trade name	1.3	637	127	510
Customer relationships	4.8	5,838	945	4,893
Developed technology	4.6	7,134	1,468	5,666

Intangible assets	4.4	$79,545	$33,895	$45,650

December 31, 2009
Internal software development costs	3.0	$16,181	$7,338	$8,843
Computer software	5.0	16,462	5,249	11,213
Licenses and intellectual property	5.0	18,441	7,904	10,537
Customer relationships	4.4	1,412	439	973
Developed technology	4.0	3,327	481	2,846

Intangible assets	3.8	$55,823	$21,411	$34,412

Gross amortization expense was $4.5 million and $3.6 million during the three months ended March 31, 2011 and 2010, respectively. Gross amortization expense during 2010, 2009 and 2008 was $14.4 million, $10.6 million and $4.2 million, respectively.

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Notes to Consolidated Financial Statements (Continued)

8. Intangible Assets (Continued)

The annual estimated amortization expense for the above intangible assets as of December 31, 2010 is as follows:

Amount
(in thousands)
2011	$15,437
2012	12,081
2013	8,629
2014	5,322
2015	2,564
Thereafter	1,617

Total	$45,650

9. Goodwill

The following table provides a summary of additions of goodwill for each reporting period:

Carrying Value
(in thousands)
Balance as of January 1, 2009	$2,432
Addition as a result of payment of contingent consideration — M-Telecom Ltd.	1,121
Acquisition of Ad Infuse Inc.	210
Foreign exchange differences	111

Balance as of December 31, 2009	3,874
Acquisition of Media Cannon, Inc.	920
Acquisition of Mobclix, Inc.	13,877
Foreign exchange differences	(220)

Balance as of December 31, 2010	18,451
Foreign exchange differences (unaudited)	156

Balance as of March 31, 2011 (unaudited)	$18,607

10. Equity Method Investments

Ansible Mobile LLC — Joint Venture

In July 2007, we established a joint venture called Ansible Mobile LLC, or Ansible, with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm, whereby we owned one-half of the equity interest in Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 2010. As a result, we have entered into new agreements with certain of IPG's individual operating agencies and continue to pursue discussions regarding direct relationships with other IPG operating agencies. The termination had no material financial impact on our results of operations during 2010.

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Notes to Consolidated Financial Statements (Continued)

10. Equity Method Investments (Continued)

CASEE — China — Equity Investment

In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. To date, we have converted the note, and own 33% of the outstanding equity of the parent company. One of China's largest mobile advertising exchanges, CASEE creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile internet to consumers across China for major multi-national companies. Our investment in CASEE does not restrict us from conducting business in China separate from CASEE, and there is no other relationship between us or any rights to our technology provided by us to CASEE. Subsequent to March 31, 2011 we announced our intention to acquire the remaining outstanding equity and increase our ownership to 100%.

HTMobile — Joint Venture

In 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times newspaper. We own a 35% interest in the joint venture. HT Mobile Solutions services large network operators, brands and advertising agencies, as well as smaller regional companies, in India. Our agreement with HT Mobile Solutions includes certain restrictions on our ability to enter into competitive business in India until November 2011.

Carrying Value
(in thousands)
Balance as of January 1, 2008	$1,105
Initial investment in CASEE	2,945
Additional equity method investments	1,721
Share of loss from equity method investments	(2,183)
Foreign exchange differences	52

Balance as of December 31, 2008	3,640
Additional equity method investments	1,462
Share of loss from equity method investments	(1,943)
Foreign exchange differences	95

Balance as of December 31, 2009	3,254
Disposition of interest in equity method investments	(92)
Additional equity method investments	323
Share of loss from equity method investments	(1,054)
Foreign exchange differences	(103)

Balance as of December 31, 2010	2,328
Additional equity method investments (unaudited)	110
Share of loss from equity method investments (unaudited)	(225)
Foreign exchange differences (unaudited)	28

Balance as of March 31, 2011 (unaudited)	$2,241

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Notes to Consolidated Financial Statements (Continued)

10. Equity Method Investments (Continued)

The operating results, assets and liabilities of our equity method investments that are accounted for using the equity method are as follows:

	As of and for the Three Months Ended March 31, 2011
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held
	(unaudited) (in thousands)
Amplus S.A	$2,464	$374	$1,743	$403	$1,088	$893	$(358)	21.7%
Evorad S.A	106	302	579	—	—	—	(75)	49
N-Squared S.A	104	37	3	—	4	2	(27)	50
Tagem S.A	551	2,858	3,055	—	1,671	1,086	466	50
Digital Rum S.A	1,401	6,511	5,338	—	2,885	1,731	1,045	50
CASEE	2,575	89	2,896	—	621	516	(409)	33
HT Mobile	1,226	496	965	—	717	476	(2)	35

	As of and for the Year Ended December 31, 2010
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held
	(in thousands)
Amplus S.A	$2,534	$310	$1,708	$378	$5,658	$3,918	$(77)	21.7%
Evorad S.A	101	329	490	—	36	24	(343)	49
N-Squared S.A	119	62	7	—	36	23	(126)	50
Tagem S.A	119	2,475	2,865	—	465	303	(836)	50
Digital Rum S.A	878	5,569	4,611	—	3,457	2,248	791	50
Ansible Mobile LLC	—	—	—	—	1,983	1,354	(2,134)	—
CASEE	2,763	92	2,692	—	1,889	1,209	(1,325)	33
HT Mobile	613	339	292	—	637	359	(309)	35

	As of and for the Year Ended December 31, 2009
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held
	(in thousands)
Amplus S.A	$2,317	$86	$1,646	$—	$5,471	$3,998	$(44)	41.7%
Evorad S.A	601	39	382	—	553	213	23	49
N-Squared S.A	585	40	341	—	224	53	12	50
Tagem S.A	751	520	882	—	631	135	(18)	50
Digital Rum S.A	623	1,923	2,191	—	244	153	(273)	50
Ansible Mobile LLC	164	72	3,133	9	3,459	1,261	(2,835)	50
CASEE	2,794	31	1,712	—	1,411	815	(1,117)	33

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Notes to Consolidated Financial Statements (Continued)

10. Equity Method Investments (Continued)

	As of and for the Year Ended December 31, 2008
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held
	(in thousands)
Amplus S.A	$1,840	$175	$1,350	$—	$4,945	$3,561	$86	41.7%
Evorad S.A	607	74	486	—	773	290	(62)	49
N-Squared S.A	283	95	230	—	206	187	(121)	50
Tagem S.A	81	689	415	—	—	—	4	50
Digital Rum S.A	312	262	6	—	225	106	31	50
Ansible Mobile LLC	984	23	1,742	21	2,640	871	(3,940)	50
CASEE	2,814	40	774	—	417	199	(878)	19

All equity method investments operate in the same sector as our primary business.

11. Short-term financings and long-term debt

Our short-term financings and long-term debt outstanding as of March 31, 2011, December 31, 2010 and 2009 are classified as follows:

	March 31,	December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Long-term debt, net of current portion	$21,421	$19,904	$19,344

Current portion of long-term debt	756	12,940	1,075
Short-term financings	7,541	38,729	20,125

Short-term debt	8,297	51,669	21,200

Total debt	29,718	71,573	40,544
Less: Debt discount(1)	(265)	(1,458)	(1,683)

Total debt, net of debt placement fee	$29,453	$70,115	$38,861

(1)
Represents the carrying value of the 875,000 new shares issued to various parties in lieu of an arrangement fee and certain other arrangement fees incurred in connection with our term loans and revolving facility with Thor Luxembourg S.à.r.l. described below under "Debt Discounts" and arrangement fees incurred in connection with our term loan with Black Sea Trade and Development Bank.

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Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Details of our long-term debt and short-term financings by facility as of March 31, 2011 are as follows:

Short-term financings:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(unaudited)
		(in thousands)
Unicredit Hypo-und Vereinsbank AG	Short-term loan/due June 30, 2011	$1,303	$1,303	3 month Euribor + 4.1%	Partially collaterized by accounts receivable
Alpha Bank	Working capital	709	582	6.0%	Partially collaterized by accounts receivable
EFG — Eurobank Ergasias	Working capital	1,347	474	8.6%	Partially collaterized by accounts receivable
Emporiki Bank	Working capital	769	276	3 month Euribor + 4.6%	Partially collaterized by accounts receivable
Bank of Cyprus	Working capital	709	196	8.0%	Partially collaterized by accounts receivable
ATE Bank	Working capital	3,971	3,784	3 month Euribor + 4.1%	Partially collaterized by accounts receivable
Probank	Working capital due April 30, 2011	709	453	3 month Euribor + 7.1%	Partially collaterized by accounts receivable and corporate gurantee
Proton Bank	Working capital	709	473	3 month Euribor + 6.1%	Secured by assets of Velti plc

Long-term debt:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(unaudited)
		(in thousands)
EFG — Eurobank Ergasias	Bond loan/Due April 1, 2013	$425	$425	6 month Euribor + 2%	Personal guarantee
Black Sea Trade and Development Bank	Term facility due September 2015 and October 2015	21,276	21,276	3 month Euribor + 6%	Secured by assets of Velti SA
Western Technology Investment	Term loan due July 1, 2012 and October 1, 2012	800	476	14.50%	Secured by all assets, including intellectual property of Mobclix, Inc.

Total debt:		$32,727	$29,718

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Details of our long-term debt and short-term financings by facility as of December 31, 2010 are as follows:

Short-term financings:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Working capital	$3,649	$3,649	8.5% per annum	Secured by assets of Velti SA
Thor Luxembourg	Term facility/due April 30, 2011	5,000	5,000	10% per annum	Various guarantees and securities; quantitative covenant
Unicredit Hypo-und Vereinsbank AG	Short-term loan/due June 30, 2011	2,419	2,419	3 month Euribor + 4.1%	Partially collaterized by accounts receivable
HSBC Bank plc	Working capital	1,088	—	1 week Euribor + 2.75%	Partially collaterized by accounts receivable
Alpha Bank	Working capital	2,654	2,587	6.0%	Partially collaterized by accounts receivable
EFG — Eurobank Ergasias	Working capital	1,460	772	8.4%	Partially collaterized by accounts receivable
Emporiki Bank	Working capital	1,118	785	3 month Euribor + 4.6%	Partially collaterized by accounts receivable
National Bank of Greece	Working capital	1,493	165	6 month Euribor + 5.35%	Partially collaterized by accounts receivable
Bank of Cyprus	Working capital	1,062	631	7.95%	Partially collaterized by accounts receivable
Hellenic Bank	Working capital	398	40	6 month Euribor + 3.6%	Partially collaterized by accounts receivable
ATE Bank	Working capital	3,811	3,811	3 month Euribor + 4.1%	Partially collaterized by accounts receivable
HBDIC	Working capital	30	30	6.6%	None
Bulbank	Working capital	136	130	14.15%	Partially collaterized by accounts receivable
Probank	Working capital due April 30, 2011	730	723	3 month Euribor + 7.1%	Partially collaterized by accounts receivable and corporate gurantee
Proton Bank	Working capital	4,246	4,174	3 month Euribor + 6.1%	Secured by assets of Velti plc
Thor Luxembourg	Term facility/due April 30, 2011	10,000	10,000	0% to June 30, 2010; 2.5% per month thereafter up to 15% maximum per annum	Various guarantees and securities; quantitative covenant
Individual lenders	Short-term loan	3,813	3,813	3 month Euribor + 1% to 20%	None

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Long-term debt:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Term facility/27 month term due September 30, 2011	$10,000	$10,000	15% per annum	Various guarantees and securities: quantitative covenant
HSBC Bank plc	Bond loan/Due in full by February 28, 2011	1,990	1,990	3 month Euribor + 5%	Unsecured: debt to EBITDA <=1.00
EFG — Eurobank Ergasias	Bond loan/Due April 1, 2013	398	398	6 month Euribor + 2%	Personal guarantee
Black Sea Trade and Development Bank	Term facility due September 2015 and October 2015	19,904	19,904	3 month Euribor + 6%	Secured by assets of Velti SA
Western Technology Investment	Term loan due July 1, 2012 and October 1, 2012	800	552	14.50%	Secured by all assets, including intellectual property of Mobclix, Inc.

Total debt:		$76,199	$71,573

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Details of our long-term debt and short-term financings by facility as of December 31, 2009 are as follows:

Short-term financings:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Working capital/due June 2011	$3,941	$3,941	8.5% per annum	Secured by assets of Velti SA
Bayerische Hypo-und Vereinsbank AG	Short-term loan/ due within 1 year	7,166	6,736	1 month Euribor + 2.25%	None
HSBC Bank plc	Working capital and AR factoring	1,147	1,147	1 month Euribor + 2.75%	Accounts receivable
Alpha Bank	Working capital	1,433	698	3 month Euribor + 2.8%	Partially collaterized by accounts receivable
EFG — Eurobank Ergasias	Working capital	1,577	284	6.50%	Partially collaterized by accounts receivable
Emporiki Bank	Working capital	1,433	725	3 month Euribor + 3%	Partially collaterized by accounts receivable
National Bank of Greece	Working capital	1,003	441	6 month Euribor + 3%	Partially collaterized by accounts receivable
Bank of Cyprus	Working capital and letter of guarantee	859	512	6.00%	Partially collaterized by accounts receivable
Piraeus Bank	Working capital	945	275	3 month Euribor + 2.25%	Accounts receivable
Piraeus Bank	Working capital	502	80	6 month Euribor + 2.5%	Accounts receivable
Hellenic Bank	Working capital	502	58	6 month Euribor + 3%	Accounts receivable
ATE Bank	Working capital	2,875	2,875	3 month Euribor + 3.5%	Customer contracts
ATE Factoring	AR factoring	502	132	1 month Euribor + 4%	Accounts receivable
HBDIC	Term loan/Due March 2010	57	57	6.00%	None
Bulbank	Working capital	147	136	11.75%	Accounts receivable
Proton Bank	Working capital	3,870	3,870	3 month Euribor + 3%	Secured by assets of Velti plc

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Long-term debt:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Term facility/27 month term due September 2011	$9,978	$9,949	15% per annum	Various guarantees and securities; quantitative covenant
Thor Luxembourg	Term facility/due April 30, 2011	9,978	4,974	0% to June 30, 2010; 2.5% per month thereafter up to a maximum of 15% per annum	Various guarantees and securities; quantitative covenant
HSBC Bank plc	Bond loan/Due in full by September 2011	4,300	3,224	6 month Euribor + 3%	Unsecured; debt to EBITDA <=1.00
EFG — Eurobank Ergasias	Bond loan/Due April 2013	430	430	6 month Euribor + 2%	Personal guarantee

Total debt:		$52,645	$40,544

Future principal repayments under all debt arrangements as of December 31, 2010 are as follows:

Amount
(in thousands)
2011	$50,719
2012	552
2013	398
2014	—
2015 and beyond	19,904

Total	$71,573

Related Party Debt

On June 26, 2009, we entered into a facilities agreement (Facilities Agreement), as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of $5.0 million (or such other amount agreed with Thor up to a maximum of $10.0 million). An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility did not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrue interest at the rate of 2.5% per month up to a maximum of 15% per annum. The third facility is a 21 month

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.7 million as of December 31, 2010) and bears interest at 8.5% per annum.

We also agreed to pay Thor a one-time interest payment equal to 10% of each of the First Term Facility and Second Term Facility if, prior to January 15, 2012, we either have an equity or debt offering that results in gross proceeds to us of $25 million or more, or we undergo a change-in-control other than related to the listing of our ordinary shares for trading on a public stock exchange. Velti plc and various of its subsidiaries (excluding Velti S.A.) have provided guarantees and security over certain of their assets in favor of Thor. Velti S.A. has only provided security in respect of its obligations under the Facilities Agreement.

In April 2010, we revised the Second Term Facility to increase the maximum borrowings to $15.0 million and drew down an additional $5.0 million for a total outstanding loan balance of $15.0 million, with the full amount due on the earlier of our public offering and April 30, 2011. In June 2010, we entered into an additional agreement with Thor Luxembourg S.a.r.L. as an aggregate $5.0 million extension to the Second Term Facility, and borrowed approximately $5.0 million under this facility in the three months ended June 2010.

Subsequent to the completion of our January 2011 U.S. public offering, the Thor loans were repaid in full.

Debt Financing

On August 31, 2010, we entered into a term loan facility with Black Sea Trade and Development Bank in the principal amount of €15.0 million (approximately $21.5 million) at an interest rate of 3 months Euribor + 6% per annum. The Black Sea facility is a senior five year term loan provided to Velti S.A., guaranteed by Velti plc and Velti Limited, and secured by a pledge on the shares of Velti S.A. and Velti Limited, and over a deposit account in which 15% of the outstanding loan balance must be maintained at all times. The loan is prepayable at our option on 30 days' prior notice, upon payment of a fee during the first two years of 2% of the principal amount being repaid, decreasing thereafter. We must maintain a net debt to operating EBITDA ratio on an annual basis of not more than 3.00 to 1; an EBIT to Net Interest Expense ratio on an annual and semi-annual basis of not less than 1.60 to 1, and a ratio of total liabilities to shareholders' equity on an annual and semi-annual basis of not more than 2.00 to 1.

Debt Discount

We issued 875,000 new shares to various parties directed by Thor in lieu of an arrangement fee. The price per share was set at £1.605, the price of our ordinary shares on AIM at the date of the loan agreements. We recorded the value of the shares ($2.3 million) as a debt discount and are amortizing the debt discount over the 27 month term of the loan as interest expense. The remaining debt discount was charged to interest expense upon the repayment of the related Thor loans in February 2011.

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Secured Borrowings and Collateralized Receivables

We have transferred certain trade receivables to financial institutions that are accounted for as secured borrowings. The transferred receivables serve as collateral under the receivable sales facilities. The carrying value of the collateralized receivables approximates the carrying value of the equivalent secured borrowings.

As of March 31, 2011, we had pledged $6.1 million of our accounts receivable as security against long and short-term loans and issued a group guarantee for the long and short-term loan of $22.6 million. As of December 31, 2010, we had pledged $10.7 million of our accounts receivable as security against long and short-term loans and issued a group guarantee for the long and short-term loan of $27.5 million. As of December 31, 2009, we had pledged $7.6 million of our accounts receivable as security against short-term loans and issued a group guarantee for the long and short-term loan of $16.1 million. The collateralized receivables are presented at their net present value. The interest rate implicit in the collateralized receivables was 6.0%, 6.0% and 8.0% as of March 31, 2011, December 31, 2010 and 2009, respectively. Proceeds from and payments on the secured borrowings are presented as components of cash flows from financing activities in the consolidated statements of cash flows. Reductions of secured borrowings are recognized as financing cash flows upon payment to the financial institution and operating cash flows from collateralized receivables are recognized upon customer payment of amounts due.

The average effective interest rates to finance our borrowing facilities as of March 31, 2011 ranged from 3.56% to 14.5%. The average effective interest rates to finance our borrowing facilities as of December 31, 2010 ranged from 2.3% to 20%. The average effective interest rates to finance our borrowing facilities as of December 31, 2009 ranged from 5% to 6.4%.

Interest expense related to servicing of our borrowing facilities is summarized below:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Interest expense:
Long-term bond loans	$797	$377	$3,649	$608	$181
Short-term loans	284	206	1,659	553	462
Finance costs on factoring of receivables	392	184	1,059	532	536
Other interest costs	608	50	256	360	125
Accretion of debt discount and deferred purchase consideration	1,421	254	1,576	367	—

Total interest expense	3,502	1,071	8,199	2,420	1,304
Less: Interest income	(19)	(9)	(130)	(50)	(149)

Net interest expense	$3,483	$1,062	$8,069	$2,370	$1,155

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Debt Covenants

On December 31, 2010, we were not in compliance with a financial measurement covenant under our Facilities Agreement, as amended, with Thor Luxembourg S.à.r.L, or Thor. Thor, however, waived this covenant requirement through July 1, 2011. The outstanding balance has been repaid in full with the proceeds from our public offering in the U.S. subsequent to year end.

On December 31, 2010, we were also not in compliance with the ratio of total liabilities to shareholders' equity covenant for the Black Sea facility, however with the proceeds raised from our January 2011 U.S. public offering and the subsequent repayment of short-term financing and long-term debt as noted above, the non-compliance was cured. In addition, Black Sea waived the covenant requirement through June 30, 2011.

12. Subsidiaries

Subsidiaries are consolidated from the date on which control is transferred to us. They are de-consolidated from the date that control ceases.

Velti plc

Notes to Consolidated Financial Statements (Continued)

12. Subsidiaries (Continued)

As of December 31, 2010, the following subsidiaries are consolidated in our consolidated financial statements:

Subsidiary name	Proportion Held	Country of operation	Nature of activities
Velti Limited	100%	U.K.	Holding company
Velti DR Limited	100%	U.K.	Mobile marketing and advertising
Velti US Holdings, Inc.	100%	U.S.	Holding company
Velti North America, Inc.	100%	U.S.	Holding company
Velti North America Holdings, Inc.	100%	U.S.	Holding company
Velti USA, Inc.	100%	U.S.	Mobile marketing and advertising
Media Cannon, Inc.	100%	U.S.	Mobile marketing and advertising
Mobclix, Inc.	100%	U.S.	Mobile marketing and advertising
Velti S.A.	100%	Greece	Mobile marketing and advertising
Velti Center for Innovation S.A.	100%	Greece	Holding company
mPoint S.A.	50%	Greece	Location based services
Velti M-Telecom Limited	100%	U.K.	Holding Company
Velti EOOD	100%	Bulgaria	Mobile marketing and advertising
Velti Platforms and Services Limited	100%	Cyprus	Mobile marketing and advertising
Velti Mobile Marketing Technology LLC	100%	Russia	Mobile marketing and advertising
Velti Ukraine Mobile Marketing Services LLC	100%	Ukraine	Mobile marketing and advertising
Velti Services Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Mobile Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Services India Private Ltd.	100%	India	Incubator
Velti Holdings Cyprus Ltd.	100%	Cyprus	Incubator
Velti APAC PTE. Ltd	100%	Singapore	Mobile marketing and advertising
Velti Panama, Inc.	100%	Panama	Mobile marketing and advertising
Velti Mobile Value Added Services, Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Mobile Platforms Ltd.	100%	British Virgin Islands	Mobile marketing and advertising

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes

For the majority of 2009, our country of domicile was the United Kingdom (U.K.); certain costs associated with our parent company, including legal and financing costs attributable to group activities, are allocated to the country of domicile, resulting in a disproportionate relationship between revenue generated in the U.K. and the geographic concentration of pre-tax income (loss) attributable to the U.K. Although our country of domicile is Ireland beginning in 2010, we expect that this disproportionate relationship will continue. The costs of being a U.S. public company, as well as certain costs associated with our geographic expansion where for the benefit of the group, will continue to be allocated to our parent company.

The components of our income (loss) before income taxes were as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008
	(unaudited)
	(in thousands)
Country of domicile	$(10,171)	$(15,522)	$(11,824)	$(5,997)
Foreign	(3,515)	3,543	18,498	(282)

	$(13,686)	$(11,979)	$6,674	$(6,279)

The components of the provision for income taxes are as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008
	(unaudited)
	(in thousands)
CURRENT
Country of domicile	$—	$—	$—	$—
Foreign	56	1,230	393	10
Reserves	2,089	1,904	1	—

Total current provision	2,145	3,134	394	10

DEFERRED
Country of domicile	—	—	—	—
Foreign	(777)	6,112	425	(316)
Reserves	869	(5,475)	(409)	280

Total deferred (benefit) provision	92	637	16	(36)

Total (benefit) provision	$2,237	$3,771	$410	$(26)

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

A reconciliation between the statutory income tax rates of our country of domicile and our effective tax rates as a percentage of income (loss) before income taxes is as follows:

	For the three months ended March 31,		For the Year Ended December 31,
	2011	%	2010	%	2009	%	2008	%
	(unaudited)
	(in thousands, except percentages)
Tax at country of domicile statutory rate	$(1,711)	(12.5)%	$(3,354)	(28.0)%	$1,869	28.0%	$(1,758)	(28.0)%
Foreign earnings taxed at other than country of domicile statutory rates	(543)	(4.0)	(339)	(2.8)	(4,741)	(71.0)	(3,339)	(53.2)
Unrecognized tax benefits	2,444	17.9	3,853	32.2	1,397	20.9	3,577	57.0
Rate changes	(250)	(2.0)	17	0.1	206	3.1	18	0.3
Permanent items	820	6.0	14	0.1	735	11.0	541	8.6
Other	394	2.9	—	—	—	—	—	—
Valuation allowance	1,083	8.0	3,580	29.9	944	14.1	935	14.9

	$2,237	16.3%	$3,771	31.5%	$410	6.10%	$(26)	(0.40)%

The foreign differential presented in the above rate reconciliation schedule is comprised of the difference between the statutory rate of our country of domicile and the local foreign tax rate for each tax jurisdiction where we conduct business, multiplied by the adjusted taxable earnings or losses of our foreign operations. For 2011, 2010, 2009 and 2008, respectively, the key components of our foreign differential are the

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

taxable earnings and losses derived from our operations multiplied by the difference between the statutory rate of our country of domicile and local foreign tax rates, are as follows:

For the three months ended March 31, 2011

Jurisdiction	Irish Resident Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign earnings at other than Irish Resident tax rates
	(unaudited) (in thousands, except percentage)
Bulgaria	12.5%	10.0%	(2.5)%	$141	$(4)
Cyprus	12.5%	10.0%	(2.5)%	(3,341)	84
Greece	12.5%	20.0%	7.5%	1,389	104
USA	12.5%	35.0%	22.5%	(1,424)	(321)
Russia	12.5%	20.0%	7.5%	156	12
Ukraine	12.5%	23.0%	10.5%	256	27
United Kingdom	12.5%	26.0%	13.5%	(1,616)	(218)
British Virgin Islands	12.5%	—%	(12.5)%	1,326	(166)
India	12.5%	30.0%	17.5%	(26)	(5)
Panama	12.5%	27.5%	15.0%	(376)	(56)

Foreign earnings at other than Ireland statutory rates					$(543)

For the year ended December 31, 2010

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign earnings at other than U.K. statutory rates
	(in thousands, except percentage)
Bulgaria	28.0%	10.0%	(18.0)%	$436	$(79)
Cyprus	28.0%	10.0%	(18.0)%	3,729	(671)
Greece	28.0%	24.0%	(4.0)%	27,957	(1,118)
USA	28.0%	35.0%	7.0%	(19,646)	(1,375)
Russia	28.0%	20.0%	(8.0)%	712	(57)
Ukraine	28.0%	25.0%	(3.0)%	889	(27)
Jersey	28.0%	—%	(28.0)%	(10,653)	2,983
British Virgin Islands	28.0%	—%	(28.0)%	(34)	10
India	28.0%	30.0%	2.0%	(154)	(3)
Panama	28.0%	27.5%	(0.5)%	307	(2)

Foreign earnings at other than U.K. statutory rates					$(339)

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

For the year ended December 31, 2009

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign earnings at other than U.K. statutory rates
	(in thousands, except percentage)
Bulgaria	28.0%	10.0%	(18.0)%	$500	$(90)
Cyprus	28.0%	10.0%	(18.0)%	3,097	(557)
Greece	28.0%	25.0%	(3.0)%	9,998	(300)
USA	28.0%	35.0%	7.0%	(4,272)	(1,391)
Russia	28.0%	20.0%	(8.0)%	1,028	(82)
Ukraine	28.0%	25.0%	(3.0)%	(470)	14
British Virgin Islands	28.0%	—%	(28.0)%	8,357	(2,340)
India	28.0%	30.0%	2.0%	(31)	(1)
Panama	28.0%	30.0%	2.0%	290	6

Foreign earnings at other than U.K. statutory rates					$(4,741)

For the year ended December 31, 2008

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign earnings at other than U.K. statutory rates
	(in thousands, except percentage)
Bulgaria	28.0%	10.0%	(18.0)%	$95	$(17)
Cyprus	28.0%	10.0%	(18.0)%	(3,394)	617
Greece	28.0%	25.0%	(3.0)%	(5,273)	173
USA	28.0%	35.0%	7.0%	(221)	(15)
Russia	28.0%	24.0%	(4.0)%	(5,193)	208
Ukraine	28.0%	25.0%	(3.0)%	(1,870)	56
British Virgin Islands	28.0%	—%	(28.0)%	15,573	(4,361)

Foreign earnings at other than U.K. statutory rates					$(3,339)

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

The components of the current and long-term deferred tax assets and liabilities, net, consist of the following:

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Current deferred tax assets:
Other	$37	$—	$—

Total current deferred tax assets	37	—	—

Noncurrent deferred tax assets:
Accrued expenses and other	6,400	7,466	1,298
Depreciable assets	(433)	(434)	(434)
Deferred income	6,928	479	—
Net operating losses	399	6,761	2,068

Total noncurrent deferred tax assets	13,294	14,272	2,932

Valuation allowance	(6,654)	(7,220)	(2,466)

Deferred tax assets, net	6,677	7,052	466

Current deferred tax liabilities:
Accrued contract revenue	(6,813)	(6,744)	—

Total current deferred tax liabilities	(6,813)	(6,744)	—

Noncurrent deferred tax liabilities:
Intangible assets	(2,685)	(3,036)	—

Total noncurrent deferred tax liabilities	(2,685)	(3,036)	—

Deferred tax assets (liabilities), net	$(2,821)	$(2,728)	$466

The change in the valuation allowance was $(566,000), $4.8 million, $944,000 and $935,000 during 2011, 2010, 2009 and 2008, respectively.

We had total net operating losses of $78.4 million, $71.8 million, $31.9 million and $26.7 million, as of March 31, 2011, December 31, 2010, 2009, and 2008 respectively. These net operating loss carry-forwards are available to offset taxable income in the future and will expire in years 2011 through 2030.

We periodically evaluate the realizability of the deferred tax assets and recognize the tax benefit only if the reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. As of March 31, 2011, management has determined that $6.7 million of deferred tax assets would be realizable in the future. A valuation allowance of $6.7 million was recorded in Ireland and other significant foreign subsidiaries.

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

We have not provided for Ireland income taxes on the $67.1 million foreign unremitted earnings which are expected to be invested outside Ireland indefinitely. In the unlikely event of a distribution of those earnings at some point in the future, we would be subject to Ireland income taxes and withholding taxes payable to the foreign countries where the foreign operations are located. The amount of unrecognized deferred income tax liability on those earnings would not be material to the financial statements due to anticipated use of a participation exemption in Ireland in the amount of remitted earnings, as well as the ability to utilize Ireland tax net operating losses and foreign tax credits to offset income taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)
Balance as of January 1, 2009	$4,295
Gross increases — current period tax positions	1,397

Balance as of December 31, 2009	5,692
Gross increases — current period tax positions	3,853
Gross decreases — prior period tax positions	—

Balance as of December 31, 2010	9,545
Gross increases — current period tax positions (unaudited)	3,155
Gross decreases — prior period tax positions (unaudited)	(711)

Balance as of March 31, 2011 (unaudited)	$11,989

Our policy for recording interest and penalties is to treat interest as interest expense and penalties as taxes. As of March 31, 2011, we had $1.0 million accrued for the payment of interest and penalties related to unrecognized tax benefits.

We do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

The following tax years are open to examination by major tax jurisdictions:

Bulgaria: 2006 - 2010
Cyprus: 2005 - 2010
Greece: 2006 - 2010
United Kingdom: 2009 - 2010
Russia: 2008 - 2010
Ukraine: 2008 - 2010
United States: 2008 - 2010

14. Pension and Other Post-Retirement Obligations

We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,200) and a multiple which depends on length of service. The most

Velti plc

Notes to Consolidated Financial Statements (Continued)

14. Pension and Other Post-Retirement Obligations (Continued)

recent independent actuarial valuation was carried out as of December 31, 2010. As of March 31, 2011, our retirement benefits obligations were wholly unfunded.

The amounts included in our consolidated balance sheets arising from our obligations and plan assets in respect of our defined benefit retirement plans are as follows:

(in thousands)
Retirement benefits obligations as of January 1, 2008	$208
Income statement charge for the year	66
Foreign exchange differences	(13)

Retirement benefits obligations as of December 31, 2008	261
Income statement charge for the year	86
Foreign exchange differences	(1)

Retirement benefits obligations as of December 31, 2009	346
Income statement charge for the year	114
Foreign exchange differences	(13)

Retirement benefits obligations as of December 31, 2010	447
Income statement charge for the period (unaudited)	29
Foreign exchange differences (unaudited)	32

Retirement benefits obligations as of March 31, 2011 (unaudited)	$508

The amounts recognized in the income statement are as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Current service cost	$25	$20	$119	$64	$57
Interest cost	4	4	15	10	6
Amortization of additional recognized gains	—	—	(1)	(3)	(13)
Additional termination benefit accruals	—	3	(19)	15	16

	$29	$27	$114	$86	$66

The principal actuarial assumptions used are as follows:

	2010	2009	2008
Weighted average discount rate	5.8%	5.1%	6.1%
Rate of compensation increase	4.0%	4.0%	4.0%

Velti plc

Notes to Consolidated Financial Statements (Continued)

14. Pension and Other Post-Retirement Obligations (Continued)

The benefits expected to be paid under the plan in the next ten years, as of December 31, 2010 are as follow:

Amount
(in thousands)
2011	$80
2012	96
2013	115
2014	138
2015	166
2016 to 2020	1,114

15. Commitments and Contingencies

(a)
Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases as of December 31, 2010 are as follows:

Amount
(in thousands)
2011	$2,756
2012	2,602
2013	2,324
2014	1,568
2015	901
Thereafter	2,767

Rent expense was $790,000 and $648,000 for the three months ended March 31, 2011 and 2010, respectively. Rent expense was $2.6 million, $2.3 million and $2.0 million during 2010, 2009 and 2008, respectively.

(b)
Guarantees and Indemnifications

ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.

We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or covering costs of a campaign. As of March 31, 2011, December 31, 2010 and 2009, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.1 million, $1.1 million and $7.0 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.

Velti plc

Notes to Consolidated Financial Statements (Continued)

15. Commitments and Contingencies (Continued)

As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of March 31, 2011, December 31, 2010 and 2009.

16. Ordinary Shares

Our authorized share capital consists of 100,000,000 ordinary share, nominal (par) value £0.05 per share. The ordinary shares confer voting rights and the right to receive profit as well as the right to our assets upon liquidation.

Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. Velti plc was formed on September 2, 2005 under the laws of England and Wales under the Companies Act 1985 as Brightmanner plc. On March 9, 2006, Brightmanner plc changed its name to Velti plc and on April 20, 2006, Velti plc acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales), become the holding company of the Velti group.

On May 3, 2006, we were first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares, nominal (par) value of £0.05 per share, were issued at a price of 100 pence per share, with net proceeds of $15.6 million.

In October 2007, we issued 3,580,000 additional ordinary shares, nominal (par) value £0.05 per share, at a price of 210 pence per share, with net proceeds of $14.6 million.

In October 2009, we issued 1,820,000 ordinary shares, nominal (par) value £0.05 per share, at a price of 160 pence per share to a group of institutional and other investors for net proceeds of $4.3 million.

On January 28, 2011, our ordinary shares were listed on The NASDAQ Global Select Market. In connection with the public offering and registration of ordinary shares, 12,500,000 new ordinary shares, nominal (par) value of £0.05 per share, were issued at a price of $12.00 per share, with net proceeds of $134.2 million.

In addition, we have awarded 27,353, 100,394, 72,013 and 70,567 ordinary shares in 2011, 2010, 2009 and 2008, respectively, to our non-employee directors as part of their compensation for service as members of our board of directors. As of March 31, 2011, we have awarded 6,280,610 deferred share awards and 4,973,262 share options, of which 1,885,935 deferred share awards have settled. As of December 31, 2010, we have awarded 5,303,695 deferred share awards and 4,021,160 share options, of which 1,862,544 deferred share awards have settled.

17. Equity Incentive Plans

Our General Share Incentive Plan allows for the award of (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights. Only our employees and employee directors are eligible to participate in this plan. Subject to limits in our Articles of Association that are described

Velti plc

Notes to Consolidated Financial Statements (Continued)

17. Equity Incentive Plans (Continued)

below, there are no set limits on the number of ordinary shares reserved for issuance under our General Share Incentive Plan. Historically, all of our awards were under this plan. Vesting is allowed based on time-based or performance-based criteria. Historically, a significant majority of awards from this plan contained performance-based vesting over two fiscal years, with a maximum of 40% of the aggregate award vesting based upon performance in the first year and a maximum of 60% of the aggregate award vesting based upon performance in the second year.

Our 2009 U.S. Employee Share Incentive Plan allows for the award of: (i) incentive share options, (ii) non-qualified share options, (iii) restricted share awards and (iv) unrestricted share awards. Only our employees or employees of our affiliates are eligible to participate in this plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 5,250,000 shares. Grants under this plan may use time-based or performance-based vesting.

Our 2009 U.S. Non-Employee Share Incentive Plan allows for the award of: (i) share options, (ii) restricted share awards and (iii) unrestricted share awards. Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 500,000 shares. Grants under this plan may use time-based or performance-based vesting.

Our JV/NCA Company Share Incentive Plan is not available for new grants. Prior grant awards were made exclusively to employees of Ansible LLC, one of our joint ventures. The JV/NCA Company Share Incentive Plan allows for the award of: (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights.

All awards under these plans are in ordinary shares. The maximum number of shares which may be issued under all of these plans in the aggregate pursuant to awards made over the previous three years must not exceed 10% of our ordinary share capital.

Under the terms of our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt by us of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for payment of this nominal (par) value and of all applicable taxes payable on the award. Historically, our deferred share awards have vested on the second anniversary of the date of grant. Beginning in 2010, our deferred share awards typically vest over four years at the rate of 25% per year on the anniversary date of the grant. We first granted share options to employees in 2009. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant and vest over four years at the rate of 25% per year on the anniversary of the date of grant.

18. Share-Based Compensation

We have historically granted deferred share awards to our employees as part of our compensation package. In 2009, we began granting share options to our employees and consultants located in the U.S. in addition to deferred share awards. We also award fully vested ordinary shares as compensation to our non-executive directors in lieu of cash payments. We grant deferred share awards to our executive officers that may be subject to vesting based upon achievement of performance metrics as well as a minimum service period, normally two years.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

Under our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award. Historically, our deferred share awards have vested on the second anniversary of the date of grant, based upon achievement of performance metrics as well as a minimum service period. We first granted share options to employees in 2009. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. Our shares typically vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant, although during 2010 we awarded a number of share options that vest on the one year anniversary of the date of grant, subject to our completion of our public offering in the U.S. prior to the vesting date. We also periodically award share options or deferred share awards to consultants that vest over a two year period.

Deferred Share Awards

Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2008	1,574,000	$0.09
Share awards granted	1,015,116	$0.10	$2.30		$2,335
Forfeited	(242,240)	$0.09
Vested deferred share awards	(692,860)	$0.09			$2,196

Outstanding as of December 31, 2008	1,654,016	$0.10		0.79	$2,627
Share awards granted	1,456,121	$0.08	$2.32		$3,375
Forfeited or failed to vest	(421,371)	$0.09
Vested deferred share awards	(533,400)	$0.10			$779

Outstanding as of December 31, 2009	2,155,366	$0.09		0.97	$6,162
Share awards granted	1,206,958	$0.07	$6.39		$7,711
Forfeited or failed to vest	(670,056)	$0.09
Vested deferred share awards	(636,284)	$0.10			$3,283

Outstanding as of December 31, 2010	2,055,984	$0.08		1.22	$13,850
Share awards granted (unaudited)	976,915	$0.08	$12.12		$11,841
Forfeited or failed to vest (unaudited)	(164,648)	$0.08
Vested deferred share awards (unaudited)	(23,391)	$0.08			$216

Outstanding as of March 31, 2011 (unaudited)	2,844,860	$0.08		1.32	$35,567

For deferred share awards, the fair value on the date of grant approximates market value as the exercise price equals the nominal (par) value of £0.05 (remeasured into U.S. dollars on grant date) per ordinary share. The aggregate estimated grant date fair value therefore approximates the intrinsic value disclosed in the table above.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

Included in the table above are deferred share awards that we awarded to prior employees of our now-terminated joint venture, Ansible Mobile LLC. We accounted for deferred share awards to employees of our joint venture in accordance with the recognition provisions of ASC 323-10-55, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee, using a fair value approach. As the purchase price of par value is purely nominal, the Black-Scholes value of such award is indistinguishable from the intrinsic value which is used to value these awards. The fair value of these awards is subject to re-measurement over the vesting period at each reporting date based upon the share price at that time. During 2010, all of these awards were forfeited.

Stock Options

Details of stock option activity are as follows:

	Number of options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2009	—	—
Share options granted	985,573	$2.64	$1.60
Forfeited share options	(15,390)	$2.57

Outstanding as of December 31, 2009	970,183	$2.65
Share options granted	3,035,587	$5.47	$3.45
Forfeited share options	(507,955)	$3.24
Exercised options	(4,995)	$2.66			$43

Outstanding as of December 31, 2010	3,492,820	$5.01
Share options granted (unaudited)	952,102	$12.18	$7.04
Forfeited share options (unaudited)	(185,774)	$5.02
Exercised options (unaudited)	(15,974)	$3.65			$73

Outstanding as of March 31, 2011 (unaudited)	4,243,174	$6.62		9.21	$25,362

There were 36,000 share options granted to non-employees of Velti, which are included in the table above. The fair value of these options is remeasured at each reporting date utilizing the share price at that time.

The aggregate estimated grant date fair value was $6.7 million, $10.4 million and $1.6 million for options granted to employees during 2011, 2010 and 2009, respectively.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

The following table summarizes information regarding our outstanding and exercisable options as of March 31, 2011 (unaudited):

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted- Average Exercise Price per Share	Remaining Weighted- Average Contractual Term (Years)	Number of Option Shares	Weighted- Average Exercise Price Per Share	Aggregate Intrinsic Value
						(in thousands)
$ 2.57 - $ 4.69	607,431	$2.69	8.21	157,947	$2.70
$ 4.95 - $ 4.95	2,267,426	$4.95	9.12	4,688	$4.95
$ 6.26 - $ 9.64	420,536	$8.80	9.41	—	$—
$12.10 - $12.10	880,781	$12.10	9.96	—	$—
$12.59 - $15.58	67,000	$13.21	9.96	—	$—

	4,243,174	$6.62	9.21	162,635	$2.77	$1,597

The fair value of our share options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
Share Options Valuation Assumptions
Expected volatility	60%	60%	60%	61%	—%
Expected life in years	6.25	6.25	6.25	6.25	—
Risk free rate	2.5%	2.5%	2.5%	4%	—%
Expected dividends	—%	—%	—%	—%	—%

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the options, referred to as the simplified method. We estimate the expected term of our share options using a blended volatility factor, which consists of our own share volatility from our trading history on AIM and the average volatility of similar companies in the technology industry. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the deferred share award or share option. Expected dividends during the term of the options are based on our dividend policy. To date, no dividends have been declared or paid and none are expected to be declared or paid during the expected term. We estimated the forfeiture rate based on historical and anticipated levels of personnel turnover.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

We recognized total share-based payment expense under equity incentive plans for our employees (but excluding expense associated with fully vested awards issued to our non-executive directors in 2008 and 2009) as follows:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Datacenter and direct project	$628	$67	$443	$146	$177
General and administrative	3,244	224	2,613	186	212
Sales and marketing	1,876	485	2,231	473	734
Research and development	814	149	985	329	653

	$6,562	$925	$6,272	$1,134	$1,776

There was no recognized tax benefit recorded during 2011, 2010, 2009 or 2008 related to share-based payment compensation expense. As of March 31, 2011, there was $12.7 million, of total unrecognized compensation cost related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average remaining recognition period of 1.3 years. As of March 31, 2011, there was $9.8 million of total unrecognized compensation cost related to share options expected to be recognized over a weighted-average remaining recognition period of 1.7 years. As of December 31, 2010, there was $3.8 million of total unrecognized compensation cost related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average remaining recognition period of 1.2 years. As of December 31, 2010, there was $5.2 million of total unrecognized compensation cost related to share options expected to be recognized over a weighted-average remaining recognition period of 1.7 years.

In May 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 whereby the vesting of these shares represents a change to the terms of the original performance vesting condition and is therefore subject to modification accounting under ASC 718. The modification was treated as an exchange of the original award for a new award. As the awards would not have vested under the original terms, the total compensation cost incurred for the modification is equal to the fair value of the new awards on the grant date. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million during 2010.

In March 2011, we allowed for the vesting of certain deferred share awards granted to employees in 2009 whereby the vesting of these shares represents a change to the terms of the original performance vesting condition and is therefore subject to modification accounting under ASC 718. The modification was treated as an exchange of the original award for a new award. As the awards would not have vested under the original terms, the total compensation cost incurred for the modification is equal to the fair value of the new awards on the grant date. As a result of this modification, we recognized additional compensation expense of approximately $3.3 million during 2011 and have remaining unamortized expense related to this

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

modification of $7.2 million as of March 31, 2011 that will be recognized in April 2011 upon final vesting and issuance of the shares associated with these awards.

The following table reflects all deferred share awards and share options granted subsequent to December 31, 2010 through March 31, 2011 (unaudited):

Type of Grant	Grant Date	Reason For Grant	Shares Underlying Grants	Exercise Price Per Share	Grant Date Fair Value Per Share	Total share-based compensation expense	Timing of Expense Recognition
Deferred Shares	January 29, 2011	Award to employees	18,000	$0.08	$15.58	$279,000	January 30, 2011—January 29, 2015
Share Options	January 29, 2011	Award to employees	12,500	$15.58	$9.00	$112,516	January 30, 2011—January 29, 2015
Deferred Shares	February 28, 2011	Award to employees	12,500	$0.08	$13.56	$168,500	March 1, 2011—February 28, 2015
Share Options	February 28, 2011	Award to employees	4,000	$13.56	$7.83	$31,337	March 1, 2011—February 28, 2015
Deferred Shares	March 18, 2011	Award to employees	679,147	$0.08	$12.10	$8,163,347	March 19, 2011—March 18, 2015
Share Options	March 18, 2011	Award to employees	885,102	$12.10	$6.98	$6,175,323	March 19, 2011—March 18, 2015
Deferred Shares	March 18, 2011	Award to non-employee directors	27,353	$0.08	$12.10	$328,783	March 19, 2011—December 31, 2011
Deferred Shares	March 18, 2011	Award to employees	204,015	$0.08	$12.10	$2,452,260	March 19, 2011—December 31, 2011
Deferred Shares	March 31, 2011	Award to employees	35,900	$0.08	$12.59	$449,109	April 1, 2011—March 31, 2015
Share Options	March 31, 2011	Award to employees	50,500	$12.59	$7.27	$367,326	April 1, 2011—March 31, 2015

19. Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed by including all potentially dilutive ordinary shares, deferred share awards and share options. For the three months ended March 31, 2011 and 2010, and the years ended December 31, 2010 and 2008, deferred share awards and share options were not included in the computation of diluted net loss per share because the effect would have been antidilutive.

Velti plc

Notes to Consolidated Financial Statements (Continued)

19. Net Income (Loss) Per Share (Continued)

The following table presents the calculation of basic and diluted earnings per share:

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Net income (loss) attributable to Velti	$(15,872)	$(5,223)	$(15,669)	$6,455	$(6,130)

Weighted average number of ordinary shares outstanding	47,099	37,530	37,933	35,367	33,478
Plus: Incremental dilutive deferred share awards and share options	—	—	—	2,260	—

Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	47,099	37,530	37,933	37,627	33,478

Net income (loss) per share attributable to Velti:
Basic	$(0.34)	$(0.14)	$(0.41)	$0.18	$(0.18)

Diluted	$(0.34)	$(0.14)	$(0.41)	$0.17	$(0.18)

20. Related Party Transactions

Related Party Debt

On June 26, 2009, we entered into a facilities agreement (Facilities Agreement), as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of $5.0 million (or such other amount agreed with Thor up to a maximum of $10.0 million). An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility did not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrue interest at the rate of 2.5% per month up to a maximum of 15% per annum. The third facility is a 21 month revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.7 million as of December 31, 2010).

The Thor loans were repaid in full with the proceeds of our January 2011 U.S. public offering.

Velti plc

Notes to Consolidated Financial Statements (Continued)

20. Related Party Transactions (Continued)

Transactions with Equity Method Investments

Velti Center for Innovation S.A.    Velti Center for Innovation, a wholly owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this agreement, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N-Squared S.A.

We eliminate unrealized gains and losses on transactions between us and our equity method investments. US GAAP requires these eliminations; however where they are eliminated is based on the facts and circumstances of the transactions. We have elected to record these gains or losses as non-operating loss from equity method investments based on the nature of the transactions, which is one of the acceptable methods. This resulted in an additional loss from equity method investments of $1.5 million and $2.8 million during 2011 and 2010, respectively. During 2009 and 2008, there were no significant unrealized gains or losses from these type of transactions.

During 2011, 2010, 2009 and 2008 we had the following transactions with these related parties.

Evorad S.A.

VCI holds 49% of the share capital of Evorad S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Evorad S.A.	$—	$—	$—	$84	$127
Invoiced to Evorad S.A. for services rendered	$—	$—	$50	$238	$171
Purchases from Evorad S.A.	$—	$—	$—	$424	$—

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Evorad S.A.	$17	$47	$126
Other receivables from Evorad S.A.	$645	$501	$265
Trade payables to Evorad S.A.	$—	$—	$520

Velti plc

Notes to Consolidated Financial Statements (Continued)

20. Related Party Transactions (Continued)

Amplus S.A.

Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI holds 21.7% of the share capital of Amplus S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Amplus S.A.	$616	$—	$17	$17	$77
Invoiced to Amplus S.A. for services rendered	$13	$18	$67	$85	$109
Purchases from Amplus S.A.	$33	$18	$288	$142	$47

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Amplus S.A.	$660	$—	$77
Other receivables from Amplus S.A.	$—	$—	$—
Trade payables to Amplus S.A.	$42	$360	$—

Tagem S.A.

VCI holds one-half of the share capital of Tagem S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Tagem S.A.	$—	$104	$1,914	$365	$—
Invoiced to Tagem S.A. for services rendered	$16	$15	$46	$77	$81
Purchases from Tagem S.A.	$1,651	$—	$465	$425	$—

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Tagem S.A.	$46	$1,383	$171
Other receivables from Tagem S.A.	$140	$—	$595
Trade payables to Tagem S.A.	$204	$—	$507

Velti plc

Notes to Consolidated Financial Statements (Continued)

20. Related Party Transactions (Continued)

Digital Rum S.A.

We purchased all of the share capital of Evertown Limited, a newly formed company, which subsequently changed its name to Velti DR Limited. The Company provided a loan to Evertown Limited in order for Evertown Limited to purchase the assets of Digital Rum S.A. VCI, holds 50% of the share capital of Digital Rum S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to Digital Rum S.A.	$440	$305	$4,021	$2,100	$—
Invoiced to Digital Rum S.A. for services rendered	$—	$—	$82	$36	$38
Purchases from Digital Rum S.A.	$2,884	$—	$3,080	$244	$—

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from Digital Rum S.A.	$1,105	$2,300	$50
Other receivables from Digital Rum S.A.	$399	$—	$153
Trade payables to Digital Rum S.A.	$863	$101	$298

Velti plc

Notes to Consolidated Financial Statements (Continued)

20. Related Party Transactions (Continued)

N-Squared S.A.

Chris Kaskavelis, our Chief Operating Officer, is a member of the board of N-Squared S.A. VCI holds one-half of the share capital of N-Squared S.A.

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008
	(unaudited)
	(in thousands)
Sales to N-Squared S.A.	$—	$—	$—	$—	$—
Invoiced to N-Squared S.A. for services rendered	$8	$—	$23	$50	$34
Purchases from N-Squared S.A.	$—	$—	$—	$82	$3

	As of March 31,	As of December 31,
	2011	2010	2009
	(unaudited)
	(in thousands)
Trade receivables from N-Squared S.A.	$11	$11	$—
Other receivables from N-Squared S.A.	$—	$217	$217
Trade payables to N-Squared S.A.	$52	$63	$130

21. Subsequent Events (unaudited)

On May 1, 2011, we entered into an amendment to the Mobclix acquisition agreement, whereby we have agreed to pay $17.3 million to former Mobclix stockholders in lieu of the contingent consideration originally payable based upon the financial performance of Mobclix. In addition, we have agreed to continue to pay, on March 1, 2012, an amount contingent on the performance of mGage Exchange for the year ending December 31, 2011, based upon achievement of certain financial targets, in an amount up to $5 million. If such targets are not achieved, no additional contingent consideration will be payable beyond the $17.3 million. Each of these amounts are payable in cash or ordinary shares at our discretion.

On May 12, 2011 we entered into a non-binding letter of intent to acquire the remaining 67% of the outstanding equity of the parent company of CASEE that we do not own and expect to complete this acquisition prior to the end of 2011.

We have evaluated subsequent events for recognition or disclosure through the date on which the accompanying consolidated financial statements being presented were issued as part of this prospectus and not beyond that date.

Velti, plc

Schedule II

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions and Charges to Expenses	Write-offs and Deductions	Total
	(in thousands)
Allowance for doubtful accounts receivable:
Three month ended March 31, 2011 (unaudited)	$135	$419	$—	$554
Year ended December 31, 2010	$135	$10	$(10)	$135
Year ended December 31, 2009	$131	$4	$—	$135
Year ended December 31, 2008	$129	$2	$—	$131
Deferred tax valuation allowance:
Three month ended March 31, 2011 (unaudited)	$7,220	$(566)	$—	$6,654
Year ended December 31, 2010	$2,466	$4,754	$—	$7,220
Year ended December 31, 2009	$1,522	$944	$—	$2,466
Year ended December 31, 2008	$587	$935	$—	$1,522

9,828,505 Ordinary Shares

Prospectus

Sole Book-Running Lead Manager

Jefferies

Lead Managers

RBC Capital Markets
Needham & Company, LLC

Co-Managers

Canaccord Genuity
ThinkEquity LLC

June 14, 2011